As filed with the Securities and Exchange Commission on September 29, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Commerce Group, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-2599931
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

211 Main Street

Webster, MA 01570
(508) 943-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James A. Ermilio

Senior Vice President and General Counsel
The Commerce Group, Inc.
211 Main Street
Webster, MA 01570
(508) 943-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Krebs, Esq. Nutter, McClennen & Fish, LLP 155 Seaport Boulevard Boston, MA 02210-2604 (617) 439-2000 (617) 310-9000 (facsimile)	Gary I. Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000 (212) 455-2502 (facsimile)
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Proposed Maximum	Aggregate
Title of Each Class of	Amount to	Offering Price	Offering	Amount of
Securities to be Registered	be Registered	Per Unit(1)	Price(1)	Registration Fee

% Senior Notes due	$300,000,000	100%	$300,000,000	$24,270

(1)	Estimated solely for the purpose of calculating the registration fee.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell or accept offers to buy these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2003

PRELIMINARY PROSPECTUS

$300,000,000

The Commerce Group, Inc.

% Senior Notes due

        We are offering $300,000,000 of           % senior notes due                     ,           . The notes will mature on                     ,           . We will pay interest on the notes on                     and                     of each year. The first interest payment on the notes will be made on                     , 2004. We may redeem the notes, in whole or in part, at the redemption prices described in this prospectus.

      The notes will be senior obligations of our company and will rank on a parity with all of our future unsecured and unsubordinated indebtedness. As of the date of this prospectus, we do not have any indebtedness.

       See “Risk Factors” beginning on page 6 to read about risks you should consider before buying the notes.

	Per Note	Total

Public offering price(1)	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

      (1) Interest on the notes will accrue from                     , 2003 to date of delivery.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Delivery of the notes in book-entry form only through The Depository Trust Company will be made on or about                     , 2003.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.

Merrill Lynch & Co.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SOURCES OF CERTAIN STATISTICAL AND OTHER INFORMATION
ABOUT COMMERCE GROUP
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
MANAGEMENT
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
CHANGE IN ACCOUNTANTS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Ex-12 Statement re: compuation of ratio
Ex-23.1 Consent of Ernst & Young LLP

      You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the cover of the prospectus, regardless of the time of delivery of the prospectus or any sale of the notes.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference. Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference carefully before you decide to invest in the notes. In this prospectus, “Commerce Group” refers to The Commerce Group, Inc., and “Commerce,” “we,” “us,” and “our” refer collectively to Commerce Group and its consolidated subsidiaries.

Our Business

      We provide personal and commercial property and casualty insurance in Massachusetts and, to a lesser extent, in 27 other states. We market our products exclusively through our network of independent agents, including 628 agents in Massachusetts, 30 agents in New Hampshire, 808 agents in California and Oregon, and 32 agents in 26 other states. Our core product lines are personal automobile, homeowners, and commercial automobile insurance. We have been the largest writer of personal property and casualty insurance in Massachusetts in terms of direct premiums written since 1990. In addition to our core product lines, we write commercial multi-peril, inland marine, fire, general liability, and personal and commercial umbrella insurance. On a consolidated basis, we were ranked the 22nd largest personal automobile insurance group in the country by A.M. Best, based on direct premiums written as of December 31, 2002. The following table presents our direct premiums written in 2002:

	Massachusetts	All Other States	Total	% of Total

	(Dollars in thousands)
Personal Automobile	$1,032,438	$155,045	$1,187,483	84.4%
Homeowners	87,634	27,376	115,010	8.2
Commercial Automobile	74,879	5,151	80,030	5.7
Other Lines	23,569	764	24,333	1.7

Total	$1,218,520	$188,336	$1,406,856	100.0%

      In 2002, Massachusetts was the 11th largest property and casualty insurance market in the United States, with $10.3 billion in direct premiums written, according to A.M. Best & Co. Our market share for each of our core product lines in Massachusetts, based on direct premiums written, has increased during the period from 1998 through 2002, from 22.6% to 25.7% for personal automobile insurance, from 7.2% to 8.2% for homeowners insurance and from 7.0% to 9.9% for commercial automobile insurance. Our market share for Massachusetts personal automobile insurance has increased to 27.3% as of June 30, 2003, and we believe that our market share for each of our other core product lines in Massachusetts also has continued to increase in 2003.

      In addition to increasing our market share in our core product lines, we have also reported underwriting results, growth in net premiums written, and investment returns that were superior to those of the property and casualty insurance industry as a whole for the five-year period ended December 31, 2002, as reported by A.M. Best. Our underwriting results and premium growth have surpassed industry averages in every year since 1998. For the five-year period ended December 31, 2002, we achieved an average annual statutory combined ratio of 98.2%, which is lower than the 106.0% average for the property and casualty insurance industry, which we have adjusted to reflect our relative product mix as shown in the preceding table.

      Our net earnings for the six months ended June 30, 2003 were $84.4 million, compared to net earnings of $32.7 million for the six months ended June 30, 2002. The increase in net earnings resulted primarily from a $68.1 million after-tax increase in our realized investment gains to $42.9 million after-taxes for the six months ended June 30, 2003 compared to a realized investment loss of $25.2 million after-taxes for the comparable period of 2002. Our net realized investment gains increased primarily because of:

•	a change in our investment strategy to shorten the overall duration of our investment portfolio; and

•	the favorable impact of the decline in interest rates during the second quarter on the net asset value of seven closed-end preferred stock mutual funds that we were required to categorize as realized investment gains using the equity method of accounting.

      As of the date of this prospectus, we own four fund investments that we account for using the equity method. If, as we expect, long-term interest rates are higher at September 30, 2003 than they were at June 30, 2003, the respective net asset values of those funds as of September 30, 2003 would be less than they were at June 30, 2003, and we would recognize a net realized investment loss for those four fund investments that may have a material adverse effect on our results of operations for the period ending September 30, 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Strengths

      We attribute our financial and underwriting success primarily to the following factors:

•	We have a highly experienced management team with a proven track record.

•	We have been the largest writer of personal property and casualty insurance in Massachusetts in terms of direct premiums written since 1990.

•	We have achieved economies of scale in Massachusetts which we believe provides us with an expense advantage.

•	We have an in-depth understanding of the Massachusetts underwriting environment and its complex regulatory system as a consequence of our long history of primarily serving the Massachusetts market and focusing on automobile insurance.

•	We have strong relationships with independent agencies that provide quality business to us. We focus on carefully selecting and retaining agencies that can generate a sizable volume of business with favorable underwriting characteristics.

•	We are a leader in affinity group marketing arrangements. We have agreements with the four AAA clubs in Massachusetts that make us the exclusive underwriter of personal automobile insurance for their affinity group marketing programs. In 2002, $619 million, or 44.0%, of our total direct premiums written were attributable to our affinity group marketing arrangements with these AAA clubs.

•	We maintain advanced information systems with an extensive underwriting database, which we believe enables us both to manage our underwriting risks better than many other companies in Massachusetts and to better support our agencies.

•	We believe that our history of maintaining a strong financial condition gives us an advantage in attracting and retaining quality business and agents. We currently have an A.M. Best group rating of A+ (“Superior”), and we have had a group rating of A (“Excellent”) or better since 1993.

Our Strategy

      Our primary business strategy is to continue to focus on the personal automobile insurance market in Massachusetts and to enhance our geographic diversity by increasing the proportion of our business that originates outside of Massachusetts. We expect to invest a substantial portion of the offering proceeds to enhance the capital position of our insurance operating subsidiaries in support of recent premium growth, as well as to continue diversification efforts outside of Massachusetts by our existing subsidiaries. We expect to continue to pursue our long-term objective of furthering our relationship with the AAA clubs and expanding our personal automobile and homeowners insurance businesses into other states where we believe the independent agent distribution channel is strong.

Contact Information

      Our principal executive office is located at 211 Main Street, Webster, MA 01570. Our telephone number is (508) 943-9000. See “Where You Can Find More Information; Incorporation by Reference.”

Summary of the Offering

      The following is a brief summary of this offering. For a more complete description of the notes, see “Description of the Notes” in this prospectus.

Issuer	The Commerce Group, Inc.

Notes offered	$300,000,000 of % senior notes due .

Maturity	The notes will mature on , .

Interest payment dates	and , beginning , 2004.

Optional redemption	We may redeem the notes at our option at any time, in whole or in part, in exchange for payment to you of a specified amount. See “Description of the Notes — Optional Redemption” for a description of the calculation of the amount you will receive upon a redemption of your notes. We are not required to establish a sinking fund to retire the notes prior to maturity.

Ranking	The notes are unsecured and unsubordinated and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

Covenants	The indenture for the notes contains limitations on liens on and sales of common stock of our designated subsidiaries (as defined in the indenture). These covenants are subject to important qualifications and limitations.

Use of proceeds	We estimate that the net proceeds of this offering will be $ million, based on an assumed public offering price of $ per note. We expect to use the net proceeds from this offering for general corporate purposes, including to enhance the capital position of our insurance operating subsidiaries in support of recent premium growth, as well as to continue diversification efforts outside of Massachusetts by our existing subsidiaries. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 6 for a description of risks that you should consider before you decide to invest in the notes.

Summary Consolidated Financial Data

      The data below should be read in conjunction with the consolidated financial statements, related footnotes, and other financial information included or incorporated by reference in this prospectus. The financial statements for the three years ended December 31, 2002 have been audited by Ernst & Young LLP. The data presented below as of and for the six months ended June 30, 2003 and for the six months ended June 30, 2002 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. Such unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations. Operating results for the six month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003.

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)

	(Unaudited)
		(Restated)		(Restated)
Statement of Earnings Data:
Direct premiums written	$864,581	$731,929	$1,406,856	$1,152,407	$1,071,649

Net premiums written	$812,510	$702,037	$1,313,014	$1,078,967	$1,008,911

Earned premiums	$688,256	$577,174	$1,210,040	$1,043,652	$954,483
Net investment income	45,812	47,762	98,466	99,563	96,830
Premium finance and service fees	13,245	9,997	21,498	17,819	15,227
Amortization of excess of book value of subsidiary interest over cost	—	—	—	3,389	3,390
Net realized investment gains (losses)	60,020	(34,992)	(82,385)	(10,633)	29,550
Other income	—	7,000	9,500	—	—

Total revenues	$807,333	$606,941	$1,257,119	$1,153,790	$1,099,480

Earnings before income taxes, minority interest and change in accounting principle	$107,958	$25,318	$52,026	$107,782	$170,066
Income taxes	23,485	4,048	17,063	18,392	38,306

Net earnings before minority interest and change in accounting principle	84,473	21,270	34,963	89,390	131,760
Minority interest in net (earnings) loss of subsidiary	(80)	163	555	863	320

Net earnings before change in accounting principle	84,393	21,433	35,518	90,253	132,080
Change in accounting principle, net of taxes	—	11,237	11,237	—	—

Net earnings	$84,393	$32,670	$46,755	$90,253	$132,080

Comprehensive income	$91,482	$46,336	$59,625	$90,814	$168,570

	Six Months Ended
	June 30,				Year Ended December 31,

	2003		2002		2002		2001		2000

	(Unaudited)
			(Restated)				(Restated)
Statement of Earnings Data:
Net earnings per common share before cumulative effects of change in accounting principle:
Basic	$2.64		$0.65		$1.08		$2.69		$3.87
Diluted	$2.62		$0.64		$1.08		$2.67		$3.87
Net earnings per common share from the cumulative effects of change in accounting principle:
Basic	$—		$0.34		$0.34		$—		$—
Diluted	$—		$0.34		$0.34		$—		$—
Net earnings per common share:
Basic	$2.64		$0.99		$1.43		$2.69		$3.87
Diluted	$2.62		$0.98		$1.42		$2.67		$3.87
Cash dividends per share	$0.63		$0.61		$1.23		$1.19		$1.15
Weighted average number of common shares outstanding:
Basic	31,986,847		33,025,426		32,773,519		33,608,804		34,121,047
Diluted	32,187,013		33,355,669		33,028,081		33,794,938		34,121,047
Other Data and Ratios:
Ratio of earnings to fixed charges (based on GAAP)(1)	2,400.1	x	N/A		554.5	x	1,135.5	x	1,829.7	x
Net premiums written to policyholders’ surplus	211.7	%(2)	179.5	%(2)	198.3%		150.7%		152.6%
Statutory loss and LAE ratio	78.7%		75.7%		75.1%		74.5%		71.7%
Statutory underwriting expense ratio	21.3%		22.7%		23.6%		24.2%		25.1%

Statutory combined ratio	100.0%		98.4%		98.7%		98.7%		96.8%

		At December 31,
	At June 30,
	2003	2002	2001	2000

	(Dollars in thousands, except per share data)
	(Unaudited)		(Restated)
Balance Sheet Data:
Total investments at market value and equity value	$1,751,649	$1,577,070	$1,498,201	$1,472,562
Total assets	2,729,382	2,382,688	2,154,631	2,075,614
Total liabilities	1,869,228	1,588,530	1,345,198	1,292,665
Minority interest	4,228	4,106	—	1,068
Total stockholders’ equity	855,926	790,052	809,433	781,881
Total stockholders’ equity per share	$26.79	$24.60	$24.43	$23.16

(1)	We have computed the ratio of earnings to fixed charges by dividing earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of the portion of rents representative of the interest factor.

(2)	For the twelve months ended June 30, 2003 and 2002, respectively. This data is not available for six-month periods.

RISK FACTORS

      Before you invest in the notes, you should carefully consider the risks involved. Accordingly, you should carefully consider the information contained or incorporated by reference in this prospectus, including the risk factors listed below. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks or uncertainties develops into an actual event, it could have a material adverse effect on our business, financial condition or results of operations and could adversely affect the value of the notes.

Risks Related to Our Business

We are primarily a personal automobile insurance carrier, and therefore our business may be adversely affected by conditions in this industry.

      Approximately 84.4% of our direct premiums written for the year ended December 31, 2002 were generated from personal automobile insurance policies. As a result of our focus on that line of business, negative developments in the economic, competitive or regulatory conditions affecting the personal automobile insurance industry could have a material adverse effect on our results of operations and financial condition. Factors that negatively affect cost trends and our profitability include inflation in automobile repair costs, automobile parts costs, used car prices and medical care. Increased litigation of claims may also adversely affect loss costs. In addition, these developments in the personal automobile insurance industry would have a disproportionate effect on us, compared to insurers which are more diversified across multiple business lines.

We write a substantial portion of our business in Massachusetts, and therefore our business may be adversely affected by conditions and adverse judicial decisions in Massachusetts.

      Approximately 86.6% of our direct premiums written for the year ended December 31, 2002 were generated in Massachusetts. Our revenues and profitability are therefore subject to prevailing regulatory, economic, demographic, competitive and other conditions, including weather-related events as described below, and adverse judicial decisions in Massachusetts. Changes in any of these conditions or the rendering of an adverse judicial decision could make it more costly or difficult for us to conduct our business. In addition, these developments would have a disproportionate effect on us, compared to insurers that do not have such a geographic concentration. For a discussion of risks related to regulatory developments, see “— We are subject to comprehensive regulation by Massachusetts as well as the other states in which we operate, and our ability to earn profits may be restricted by these regulations.”

Our financial performance may be materially adversely affected by severe weather conditions or other catastrophic losses.

      We are exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by natural events, such as hurricanes, coastal storms, severe ice or snow storms, tornadoes, windstorms, earthquakes, hailstorms and fires, and man-made events, such as explosions, terrorist attacks or riots. The incidence and severity of such catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. The occurrence of claims from catastrophic events is likely to result in substantial volatility in our financial condition or results of operations for any fiscal quarter or year and could have a material adverse effect on our financial condition or results of operations and our ability to write new business. This volatility is compounded by accounting regulations that do not permit reinsurers to reserve for such catastrophic events until they occur.

      The occurrence of severe weather conditions is inherently unpredictable. There is generally an increase in claims frequency and severity under the personal automobile insurance we write when severe weather occurs because of a higher incidence of vehicular accidents and other insured losses tend to occur as a result of severe weather conditions. We do not carry reinsurance for physical damage or comprehensive catastrophic-related losses for our personal or commercial automobile product lines.

      In addition, we have exposure to an increase in claims frequency and severity under the homeowners and other property insurance we write because property damage may result from severe weather conditions. Some catastrophes are restricted to small geographic areas; however, hurricanes, coastal storms, tornadoes, winter storms, windstorms, earthquakes, terrorist attacks and other man-made catastrophes may produce significant damage over large, heavily populated areas. Although we participate in a quota share reinsurance program to limit our exposure to these types of natural catastrophes, we would have no reinsurance recoveries for a single event catastrophe to the extent that the total loss exceeds $347 million. This calculation is based on the annual estimated amount of premiums subject to the new 65% quota share reinsurance program effective July 1, 2003. Several limitations were added to the new quota share program regarding losses related to nuclear, chemical and biological terrorist events. Our maximum loss recovery in case of these types of events is estimated at $26 million. Although we attempt to manage our exposure to such events, a single catastrophic event could affect multiple geographic zones or the frequency or severity of catastrophic events could exceed our estimates. As a result, the occurrence of one or more catastrophic events could have a material adverse effect on our financial condition or results of operations.

      We are part of a joint underwriting association that provides excess loss coverage to nuclear power plants and related facilities. Our maximum exposure in the event of a catastrophic loss at an insured nuclear facility is $5.0 million.

If we are not able to attract and retain independent agents, it could adversely affect our business.

      We market our insurance solely through independent agents. We must compete with other insurance carriers for the business of independent agents. Additionally, most agents represent more than one company, which means we face competition within each agency. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher compensation. While we believe that the compensation and services we provide to our agents are competitive with other insurers, changes in compensation, services or products offered by our competitors could make it harder for us to attract and retain independent agents to sell our insurance products.

If our affinity relationship with the AAA Clubs of Massachusetts were to be terminated, our sales of personal automobile insurance products may decline, which would adversely affect our business and results of operations.

      Since 1995 we have actively pursued affinity group marketing programs, which provide participating groups with a means of purchasing discounted private passenger automobile insurance through associations and employer groups. Our largest agreements are with the four American Automobile Association Clubs in Massachusetts, to which $619.0 million, or 44.0%, of our direct premiums written were attributable in 2002. In addition, 13.5% of our total Massachusetts automobile exposures written through the AAA affinity group marketing program were written through insurance agencies owned by the AAA clubs. We are the exclusive underwriter of Massachusetts personal automobile group programs for those AAA clubs. We have a rolling three-year contract with each of these AAA clubs that may be terminated by the AAA club upon a minimum of three years’ written notice. Should one or more of these AAA clubs elect to terminate those exclusive agreements, we would lose a significant avenue for offering affinity discounts, and we may not be able to achieve comparable sales through different affinity programs or otherwise. We also expect that we would lose the business written through any insurance agency owned by a AAA club that elects to terminate its exclusive arrangement with us. In addition, the AAA insurance agency in Massachusetts that writes the greatest amount of our business, accounting for $79.8 million of direct premiums written in 2002, is controlled by the same AAA club that controls the Rhode Island AAA insurance agency. In 2002, that Rhode Island AAA insurance agency produced $16.9 million of direct premiums written for our subsidiary American Commerce, representing 1.2% of our total direct premiums written for that year. If the AAA insurance agency in Massachusetts that is affiliated with the Rhode Island AAA insurance agency were to terminate its exclusive arrangement with us, we expect that American Commerce would likely lose its Rhode Island business as well. For these reasons, the termination of our exclusive arrangement with one or more of the AAA clubs may have an adverse effect on our business and results of operations.

If American Commerce’s relationship with one or more large AAA clubs terminates, then American Commerce would lose a substantial portion of its business, which could have a material adverse effect on our business and results of operations.

      American Commerce’s business is concentrated in several states. In 2002, the direct premiums written produced from the state where American Commerce has the largest concentration totaled $30.4 million, representing 21.8% of American Commerce’s direct premiums written and 2.2% of our total direct premiums written for that year. Direct premiums written by American Commerce in the top six states in which American Commerce does business represented $107.1 million, or 77.0% of American Commerce’s direct premiums written and 7.6% of our total direct premiums written in 2002. Furthermore, all of American Commerce’s business in each of these states is generated by one or more insurance agencies owned by a single AAA club in that state, with limited exceptions. Therefore, if American Commerce’s relationship with one or more of these AAA clubs terminates, then American Commerce would likely lose a substantial portion of its business, and that loss of business could have a material adverse effect on our results of operations.

Established competitors with greater resources may make it difficult for us to market our products effectively and offer our products at a profit.

      We compete with various regional and domestic insurers, national agency companies and direct writers. Some of these competitors have financial resources greater than ours. Any of these competitors could undertake actions which could adversely affect our profitability, such as pricing automobile insurance premiums more aggressively or offering greater compensation to independent agencies. According to A.M. Best, we were the largest writer of personal automobile insurance in Massachusetts in 2002, with a 25.7% share of direct premiums written. By comparison, the second, third and fourth largest writers of personal automobile insurance in Massachusetts had shares of direct premiums written of 10.6%, 10.5% and 7.6%, respectively, in 2002, according to A.M. Best.

      We believe the Massachusetts regulatory environment, which

•	requires personal automobile insurers to issue a policy to any eligible applicant who seeks one, known as the “take all comers” law,

•	fixes maximum personal automobile rates, which has the effect of keeping premiums artificially low on specific high risk segments of the market, such as urban and youthful drivers, effectively imposing higher premiums on lower risk segments,

•	assigns certain agents that have not been able to obtain a voluntary contract with another insurer, known as Exclusive Representative Producers, or ERPs, to servicing carriers on the basis of market share,

•	apportions losses incurred by the state-mandated residual market run by Commonwealth Automobile Reinsurers, known as CAR,

•	mandates that higher compulsory and optional coverages be offered to all eligible drivers, and

•	establishes minimum agency commissions,

has discouraged certain companies with more traditional underwriting and pricing approaches from establishing a presence or expanding their market share in Massachusetts. Changes in prevailing regulatory policies could adversely affect our competitive position. We cannot assure you that such changes will not occur.

We are subject to comprehensive regulation by Massachusetts as well as the other states in which we operate, and our ability to earn profits may be restricted by these regulations.

      General Regulation. We are subject to regulation by government agencies in Massachusetts, as well as in the other states in which we operate, and we must obtain prior approval for certain corporate actions. In Massachusetts, for example, we must comply with regulations involving:

•	mandatory underwriting, commonly known as take-all-comers regulations;

•	transactions between an insurance company and any of its affiliates;

•	the payment of dividends;

•	the acquisition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	solvency standards;

•	minimum amounts of capital and surplus which must be maintained;

•	limitations on types and amounts of investments;

•	restrictions on the size of risks which may be insured by a single company;

•	limitation of the right to cancel or choose not to renew policies in some lines;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	requirements to participate in residual markets, such as CAR, or other state-mandated insurance pools;

•	licensing of insurers and agents;

•	deposits of securities for the benefit of policyholders; and

•	reporting with respect to financial condition.

      The other states in which we operate have similar regulations. In addition, insurance department examiners from Massachusetts, California and Ohio perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

      Massachusetts requires that all licensed property and casualty insurers bear a portion of the losses suffered by some insureds as a result of impaired or insolvent insurance companies. In 2002 and 2001, we were assessed $4.5 million and $3.1 million, respectively, as our portion of these losses primarily due to the insolvencies of The Trust Insurance Company, New England Fidelity, and Credit General Insurance Company. In addition, Massachusetts has established an underwriting association in order to ensure that property insurance is available for owners of high risk property who are not able to obtain insurance from private insurers. The losses of this underwriting association are shared by all insurers that write property and casualty insurance in Massachusetts. We are assessed from time to time to pay those losses. The effect of these assessments could reduce our profitability in any given period and limit our ability to grow our business. Additionally, Commerce West and American Commerce are domiciled in California and Ohio, respectively, and are both covered by similar associations in the states where they do business. These associations operate similarly to the Massachusetts association described above.

      We are unable to predict changes in the political, economic or regulatory environments in Massachusetts and other states in the future. We cannot assure you that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted, and we cannot predict the potential effects on us of any such laws and regulations.

      Massachusetts Personal Automobile Insurance Regulation; Commonwealth Automobile Reinsurance Program. We are subject to the extensive regulation of the private passenger automobile insurance industry in Massachusetts, and our ability to earn profits may be restricted by these requirements. Owners of automobiles are required to demonstrate minimum automobile insurance coverage prior to registration. Generally, we are required by law to issue a policy to any applicant who seeks it. On the basis of our market share, we are assigned ERPs. In addition, we are required to participate in the state-mandated reinsurance program run by CAR, to which we may cede risks that we believe are underpriced and from which we are allocated a portion of the program’s overall losses. Since its inception, CAR has annually generated hundreds of millions of dollars in underwriting losses, primarily in the personal pool. All companies underwriting automobile insurance in Massachusetts share in the underwriting results of the CAR business for their respective product line or lines. A company’s proportionate share of the CAR personal or commercial deficit is based on its market share of the automobile risks for the particular pool, adjusted by a utilization formula such that, in general, a company’s participation ratio is disproportionately and adversely affected if its relative use of CAR reinsurance exceeds that of the industry, and favorably affected if its relative use of CAR reinsurance is less than that of the industry. Finally, for the personal automobile CAR pool, an insurer’s participation ratio may be affected by credits received for not reinsuring through CAR automobile risks in selected underpriced classes and territories. An insurer’s participation ratio will be favorably affected if its relative use of credits exceeds that of the Massachusetts industry. Credit values are set annually by CAR, and we cannot forecast whether the yearly changes will be beneficial or detrimental to the results of our personal automobile insurance business.

      Member companies of CAR have joint and several liabilities for the obligations of CAR. If one member of CAR fails to pay its assessments, each of the remaining members of CAR will be required to pay its pro-rata share of the member who fails to pay its obligations. As a result of the concentration of the Massachusetts market for personal automobile insurance, the assessment could have a material adverse effect on our results of operations if one of the leading companies were to fail. At the present time, we are not aware of any CAR member company who has failed to meet its obligations.

      Proposals to change certain of CAR’s rules are under consideration. In a letter to the Commissioner of Insurance of Massachusetts, whom we refer to as the Commissioner, dated June 25, 2002, the Massachusetts Attorney General reported that his office has determined that CAR’s current methodology for assigning ERPs and distributing the CAR deficit is not fair and equitable. The Attorney General’s letter describes several factors that he believes support his findings and which he believes should be corrected in order to comply with Massachusetts law governing CAR. The Attorney General’s letter calls on the Commissioner to work with him to address these issues. The letter has engendered discussion and dialogue among various parties, including the Division of Insurance, that could result in material changes to CAR’s rules. It is uncertain when, whether and to what extent the issues raised by the Attorney General will be addressed by the Commissioner. We cannot be certain whether any changes, if adopted by CAR, would affect our profitability.

      Massachusetts Rate and Commission Regulation. Our marketing and underwriting strategies are limited by maximum premium rates and minimum agency commission levels for personal automobile insurance, which are mandated by the Commissioner. Rate decisions by the Commissioner are based upon claims experience and other data which are several years old and may not reflect current conditions. If the information considered does not accurately predict the future benefit and expense costs of insurers, or if the Commissioner otherwise sets inadequate premium rates, our future profitability could be decreased. Future increases in commission rates would also decrease our profitability without corresponding increases in premiums.

If we lose certain key personnel, or are unable to attract and retain talented employees and executives, our ability to conduct business successfully could be hindered.

      Our future success depends significantly upon the continued contributions of certain key management personnel. We have employed Arthur J. Remillard, Jr., our Chairman, President and Chief Executive Officer, for 31 years and Gerald Fels, our Executive Vice President and Chief Financial Officer, for 28 years. We have employed our other executive officers for an average of 12.4 years each. We do not have employment agreements with any of our executive officers, nor do we have key man life insurance policies covering them. The loss of the services and the institutional knowledge of any one of these officers could adversely affect our business and harm our results of operations and financial condition. Additionally, our ability to continue profitable growth and to remain a competitive force in the marketplace depends, in part, on our ability to hire and retain talented employees.

New claim, coverage and regulatory issues in the insurance industry may adversely affect us.

      As insurance industry practices and regulatory, judicial, and consumer conditions change, unexpected and unintended issues related to claims, coverage and underwriting may emerge. The issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples of emerging claims, coverage and underwriting issues include:

•	a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claims-handling practices such as total loss evaluation methodology and cases alleging that insureds are entitled to recover the inherent diminution in the value of their vehicles involved in accidents;

•	increases in the number and size of water damage claims, including those related to expenses for testing and remediation of mold conditions;

•	the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions; and

•	the availability of coverages which pay different commission levels to agents depending upon premium level.

      The effects of these and other unforeseen emerging claim, coverage and underwriting issues could negatively affect our results of operations or our methods of doing business.

Regulatory changes to enhance competition in Massachusetts are being considered and, if enacted, could adversely affect our market share and profitability.

      From time to time, the Massachusetts Division of Insurance considers potential changes and reforms to the Massachusetts personal automobile insurance system that would have the goal of enhancing competition. For example, in May 2003, the Division held a hearing on changes to the system and solicited comments from the public, though it announced in August 2003 that no reforms would be implemented for 2004 as a result of that review. We are unable to predict what, if any, changes to the regulatory system the Division may implement, and therefore are unable to determine whether the impact would be favorable or unfavorable to us, and the effect, if any, that it would have on competition, nor can we predict when any changes would take effect.

We may enter new markets, and we cannot assure you that our diversification strategy will be effective.

      Although we expect that our primary focus will continue to be on our core businesses in Massachusetts and the other states in which we are currently doing business, we have sought and may continue to seek to take advantage of opportunities to expand our core businesses into other states where we believe the independent agent distribution channel is strong. As a result of a number of factors, including the difficulties of finding appropriate expansion opportunities and the challenges of operating in an unfamiliar market, we may not be successful in finding opportunities to expand into other states or in exploiting opportunities we have identified. Further, there can be no assurance that our previous expansion efforts will ultimately be successful.

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategy successfully.

      An important factor in an insurer’s ability to compete effectively is its financial strength rating. A.M. Best generally is considered to be a leading authority on insurance company ratings and information. A.M. Best assigns 15 ratings to insurance companies, which currently range from “A++ (Superior)” to “F (in liquidation).” A.M. Best has currently assigned Commerce Insurance and Citation, our Massachusetts property and casualty insurance subsidiaries, a combined “A+ (Superior)” rating. According to A.M. Best, an insurer with a Superior rating has, in A.M. Best’s opinion, a superior ability to meet its ongoing obligations to policyholders. Commerce West and American Commerce currently have ratings of “A (Excellent).” An insurer with an Excellent rating has, in A.M. Best’s opinion, an excellent ability to meet its ongoing obligations to policyholders. On May 22, 2003, we were notified by A.M. Best that American Commerce was assigned a rating of “A (Excellent)” with a negative rating outlook. If American Commerce is subsequently downgraded to below “A- (Excellent),” American Commerce’s standing in the marketplace would be negatively impacted, which would adversely affect its volume of premiums written and ultimately our financial condition and results of operations. For the year ended December 31, 2002, American Commerce wrote $139.2 million in direct premiums, which amounted to 9.9% of our overall direct premiums written for that period.

      Moody’s Investor Service also rates the financial strength of insurance companies, and has assigned an A2 (“Good”) rating to Commerce Insurance. According to Moody’s, an insurer with an A2 (“Good”) rating offers good financial security, with elements present which suggest a susceptibility to impairment sometime in the future. Moody’s assigns these ratings to insurance companies, which currently range from Aaa to C, with a numerical modifier in each generic rating classification to refer to the ranking in the group, with 1 being the highest and 3 being the lowest. Both Moody’s and A.M. Best base their ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. Any future decrease in the ratings of one of our subsidiaries could affect our competitive position.

      In addition, reinsurance companies and financial institutions use the A.M. Best and other insurance ratings to help assess the financial strength and quality of insurance companies. A decline in the ratings of our property and casualty insurance subsidiaries may dissuade a reinsurance company or financial institution from conducting business with us or increase our reinsurance or interest costs.

Our losses and loss adjustment expenses may exceed our reserves, which could adversely affect our results of operations and financial condition.

      The reserves for losses and loss adjustment expenses, or LAE, that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to us as of the time we established the reserves. Reserves are based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process. This uncertainty arises from a number of factors, including the difficulty in predicting the rate of inflation and the rate and direction of changes in trends, interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and expanded theories of liability. In addition, changes in claims settlement practices can lead to changes in loss payment patterns, which are used to estimate reserve levels. There can be no assurance that our ultimate liability will not materially exceed our reserves.

      Due to the inherent uncertainty of estimating reserves, it has been necessary, and will over time continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and policy expenses. If our reserves subsequently are found to be inadequate and therefore must be strengthened, we would be required to treat the amount of such increase as a charge to our earnings in the period that the deficiency is recognized, which would have an adverse effect on our results of operations and financial condition.

      The historic development of reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

Market fluctuations and changes in interest rates have had, and may continue to have, significant and negative effects on our investment portfolio.

      Our results of operations depend in part on the performance of our invested assets. We seek to manage our investment portfolio in a manner consistent with the needs of our insurance operations; however, there can be no assurance that we will be successful in this regard. We had fixed-income, preferred stock and preferred stock mutual fund investments with a market and equity value of $1.53 billion at June 30, 2003 that are subject to:

•	market value risk, which is the risk that our invested assets will decrease in value, due to a change in the prevailing market yields on our investments, an unfavorable change in the liquidity of an investment or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of an investment or one or more other factors;

•	reinvestment risk, which is the risk that interest rates will decline, an investment will be redeemed and we will not be able to reinvest the proceeds in a comparable investment that provides a yield equal to or greater than the investment which was redeemed; and

•	liquidity risk, which is the risk that we may have to sell assets at an undesirable time and/or price to provide for payment of claims.

      In addition, our investment portfolio is subject to risks inherent in the domestic and international capital markets. The functioning of those markets, the value of our investments and our ability to liquidate investments on short notice may be adversely affected if those markets are disrupted by national or international events including, without limitation, wars, terrorist attacks, recessions or depressions, high inflation or a deflationary environment, the collapse of governments or financial markets, and other factors or events.

      Our fixed-income investment portfolio includes mortgage-backed and other asset-backed securities. As of June 30, 2003, mortgage-backed securities and other asset-backed securities constituted approximately 13.7% of our cash and invested assets. As with other fixed income investments, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then current market rates.

      We seek to maintain a proper amount of diversity and liquidity in our portfolio; however, there can be no assurance that we will be successful in this regard. If our portfolio were to be impaired by market or issuer-specific conditions to a substantial degree, our liquidity, financial position and financial results could be materially adversely affected. Further, our income from these investments could be materially reduced, and write-downs of the value of certain securities could further reduce our profitability. In addition, a decrease in value of our investment portfolio could put our subsidiaries at risk of failing to satisfy regulatory capital requirements. If we were not at that time able to supplement our capital by issuing debt or equity securities on acceptable terms, our ability to continue growing could be adversely affected.

      Interest rates in the United States are currently low relative to recent historical levels. Based on data compiled from Bloomberg L.P., the pretax yield on U.S. Treasury securities with a five-year maturity has declined from approximately 6.3% at December 31, 1999 to approximately 3.2% at July 31, 2003. An increase in interest rates could reduce the fair value of our investments in debt securities. As of August 29, 2003, the impact of an immediate 100 basis point increase in market interest rates on our debt securities portfolio would have resulted in an estimated decrease in fair value of 4.3% or approximately $58.8 million.

Our significant ownership interests in several closed-end preferred stock mutual funds may cause our net earnings to be more volatile than many other similar companies.

      The equity method of accounting for our investment in any fund in which we own 20% or more requires us to recognize as a realized investment gain (loss) the change in the net asset value of the fund as compared to the end of our immediately preceding fiscal quarter. The closed-end preferred stock mutual funds that we account for using the equity method primarily invest in preferred stock. Therefore the decline in interest rates during the second quarter of 2003 caused a significant increase in the net asset value of those funds and, as a direct consequence, an increase in the net realized investment gains that we recognized for those investments for the six months ended June 30, 2003. If, as we expect, long-term interest rates are higher at September 30, 2003 than they were at June 30, 2003, the respective net asset values of those funds very likely would be less than they were at June 30, 2003, and we would recognize a net realized investment loss for the three months ending September 30, 2003 for any fund in which we owned 20% or more. Our ownership level in four of these funds currently remains above 20%. The impact of the equity method of accounting for our investment in those mutual funds has had and in the future may have a material adverse effect on our results of operations and may cause our results of operations to be more volatile than those of other similar companies.

      For the six months ended June 30, 2003, our net earnings were materially affected by our realized investment gains, which increased $68.1 million after-taxes to $42.9 million after-taxes compared to a realized investment loss of $25.2 million after-taxes for the comparable period of 2002. The realized gains resulted primarily from improvements in the market values of underlying securities held by closed-end preferred stock mutual funds, which resulted in an increase in equity of $25.8 million and sales of securities of $24.3 million after-taxes. The increase in equity of closed-end preferred stock mutual funds resulted primarily from the decline in interest rates during the second quarter of 2003, which had the favorable effect of increasing the net asset value of seven closed-end preferred stock mutual funds in which we owned 20% or more and therefore were required to categorize as realized investment gains using the equity method of accounting.

      As of the date of this prospectus, we still own four fund investments that we account for using the equity method. If, as we expect, long-term interest rates are higher at September 30, 2003 than they were at June 30, 2003, the respective net asset values of those funds as of September 30, 2003 very likely would be less than they were at June 30, 2003, and we would recognize a net realized investment loss for those four fund investments that may have a material adverse effect on our results of operations for the period ending September 30, 2003.

One or more adverse developments in a purported class action lawsuit pending against us could force us to increase materially our loss and loss adjustment expense reserves, which would adversely impact our results of operations.

      A purported class action lawsuit is pending in Massachusetts state court against Commerce Insurance that alleges damages as a result of the purported inherent diminution in the value of vehicles that are involved in accidents. We have not established a reserve for any potential liability we may have in connection with this action because we are currently unable to estimate our potential exposure resulting from this lawsuit. However, if there were a final decision certifying that a relatively large class of our policyholders is entitled to recover damages based upon the inherent diminished value theory advocated by the plaintiff, we may have to increase materially our loss and loss adjustment expense reserves as a result, which would adversely impact our results of operations. Other insurance companies face similar suits in cases outside of Massachusetts.

      In April 2002, the trial judge entered partial summary judgment for the plaintiff on the issue of whether the Massachusetts automobile policy covers her claim, ruling that the plaintiff would be entitled to reimbursement under the policy if the plaintiff were able both to prove that her vehicle suffered inherent diminished value in the accident and to quantify the amount of such diminution in value. Subsequently, the Massachusetts Division of Insurance issued an Advisory Ruling in which it stated, among other things, its position that the form of Massachusetts insurance policy at issue in the case does not cover claims for inherent diminished value. In addition, in a similar case brought against another Massachusetts insurer, a different Massachusetts trial judge ruled that claims for inherent diminution of value are not covered by the same Massachusetts automobile insurance policy.

      The trial court in which the lawsuit against Commerce Insurance is pending has stayed all further proceedings, and the Massachusetts Supreme Judicial Court agreed to review this issue, heard oral argument on the case on March 4, 2003 and may render a decision at any time. If the Supreme Judicial Court determines that the Massachusetts automobile insurance policy at issue in the lawsuit pending against us covers a claim for inherent diminished value, then the Supreme Judicial Court will remand the case to the trial court, where we would vigorously oppose any potential effort by the plaintiff to certify a class.

      Effective January 1, 2003, the form of automobile policy used by all insurers in Massachusetts was amended to confirm that there is no coverage for inherent diminished value as a result of any accident occurring after the effective date of the amendment.

We may not be able to successfully alleviate risk through reinsurance arrangements, which could cause us to reduce our premiums written in certain lines or could result in losses.

      In order to reduce risk and to increase our underwriting capacity, we purchase reinsurance. The availability and the cost of reinsurance protection is subject to market conditions, which are outside of our control. A catastrophe, even if it primarily affects a geographic area outside of our markets, could significantly limit the availability of reinsurance, which would adversely affect our ability to obtain reinsurance. As a result, we may not be able to successfully alleviate risk through these arrangements. In addition, we are subject to credit risk with respect to our reinsurance because the ceding of risk to reinsurers does not relieve us of our liability to our policyholders. A significant reinsurer’s insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on our results of operations and financial condition.

Our results may fluctuate due to the highly cyclical nature of the insurance industry.

      Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns of soft markets followed by hard markets. A “hard market” is an insurance market in which the demand for insurance exceeds the readily available supply and premiums are relatively high; conversely, a “soft market” is an insurance market in which the supply of insurance exceeds the current demand and premiums are relatively low. Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Since approximately the last half of 2001, the property and casualty insurance industry appears to be experiencing a hardening market. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict with certainty how long this hardening market will last.

The failure of a key third party service vendor would adversely affect our ability to timely write Massachusetts automobile policies, which would adversely affect our results of operations.

      We use a third party service vendor to provide rating and policy production data to us for use in underwriting our Massachusetts personal and commercial automobile policies. If this vendor were to suffer a catastrophic loss or otherwise be unable to provide us these data, we would be unable to write those policies until we obtained an alternative source for this information, which would adversely affect our results of operations and future customer relations.

We face risks from technology-related failures.

      Increasingly, our businesses are dependent on computer and Internet-enabled technology. Although we have and test various disaster recovery plans, a sustained shutdown of one or more of our facilities, or a failure of one or more of our information technology, telecommunications or other business systems, could significantly impair our ability to perform our normal functions on a timely basis. In addition, because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such service exceeds capacity or third party systems fail or experience interruptions. If sustained or repeated, such a business interruption, systems failure or service denial could result in a deterioration of our ability to write and process new or renewal business, provide customer service, pay claims in a timely manner or perform other necessary corporate functions. This could materially and adversely affect our results of operations and future customer relations.

Risks Related to the Notes

The notes may effectively be subordinated to any existing and future liability of ours or any of our subsidiaries.

      You will effectively be subordinated to the debt and other liabilities of our subsidiaries, including their obligations to policyholders. We are a holding company and conduct nearly all our operations through our subsidiaries. Therefore, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, including their obligations to policyholders, such subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by a subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes. In addition, if we caused a subsidiary to pay a dividend to us to make payment on the notes and such dividend were determined to be a fraudulent transfer, you would be required to return the payment to the subsidiary’s creditors.

      We and our subsidiaries will be able to issue or incur additional indebtedness that is senior to the notes in the future, provided the secured portion of such debt does not exceed 15% of our consolidated tangible net worth, as defined in the indenture for the notes.

We are a holding company, and we may not have access to the cash that is needed to make payment on the notes.

      Nearly all of our operations are conducted through our subsidiaries, and none of our subsidiaries is obligated to make funds available to us for payment on the notes. Accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds to us from our subsidiaries. Restrictions on our subsidiaries’ ability to pay dividends or to make other cash payments to us may materially affect our ability to pay principal and interest on the notes and any other indebtedness.

      Our subsidiaries are able to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements that may govern the future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

      Our insurance subsidiaries may declare and pay dividends to us only if they are permitted to do so under the insurance regulations of their respective domiciliary state. All of the states in which our insurance subsidiaries are incorporated regulate the payment of dividends. Under Massachusetts law, insurers may pay cash dividends only from earnings and statutory surplus, and the insurer’s remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate for its financial needs. Following the declaration and payment of such dividends, the insurer must file a report with the Commissioner. A Massachusetts insurance company may not pay an extraordinary dividend or distribution unless the insurer gives the Commissioner at least 30 days’ prior notice of the declaration and the Commissioner does not disapprove of the plan of payment prior to the date of such payment. An extraordinary dividend or distribution is one whose fair market value, together with that of other dividends or distributions within the preceding twelve-month period, excluding pro rata distributions of any class of the insurer’s own securities, exceeds the greater of (1) ten percent of the insurer’s surplus as regards to policyholders as of the preceding year end or (2) the net income of such insurer for the preceding year. California and Ohio have similar laws regulating the payment of dividends by insurance companies to those in Massachusetts.

      The aggregate amount of dividends calculated in accordance with regulations of Massachusetts, California and Ohio that may be paid in 2003 from all of our insurance subsidiaries without prior regulatory approval is approximately $76.0 million, of which $66.2 million has been approved and paid as of June 30, 2003.

      Notwithstanding the foregoing, if insurance regulators otherwise determine that payment of a dividend or any other payment to an affiliate would be detrimental to an insurance subsidiary’s policyholders or creditors, because of the financial condition of the insurance subsidiary or otherwise, the regulators may block dividends or other payments to affiliates that would otherwise be permitted without prior approval.

The notes comprise a new issue of securities for which there is currently no public market.

      The notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference may contain statements that are not historical fact and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “estimates,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “may,” “should,” “management believes,” “we believe,” “we intend” and similar words or phrases. These statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. All forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and in the documents incorporated by reference. Among the key factors that could cause actual results to differ materially from the forward-looking statements:

•	the possibility of severe weather and adverse catastrophe experiences,

•	adverse trends in claim severity or frequency,

•	adverse state and federal regulation and legislation,

•	adverse judicial decisions,

•	interest rate risk,

•	rate making decisions for private passenger automobile policies in Massachusetts,

•	potential rate filings outside of Massachusetts,

•	heightened competition,

•	concentration of business within Massachusetts,

•	dependence on our executive officers, and

•	the economic, market or regulatory conditions and risks associated with entry into new markets and diversification.

      These important factors are discussed in more detail in this prospectus under “Risk Factors” and under “Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the three-month period ended March 31, 2003 and the three- and six-month periods ended June 30, 2003, and other documents we have filed with the SEC and which are incorporated by reference herein. You may obtain copies of these documents as described under “Where You Can Find More Information; Incorporation by Reference.”

      You should not place undue reliance on any forward-looking statement. The risk factors referred to above, as well as the risk factors in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by us or on our behalf. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SOURCES OF CERTAIN STATISTICAL AND OTHER INFORMATION

      This prospectus includes or incorporates by reference certain statistical and other data with respect to us, our products and services and our industry, derived from publicly available reports and other publications of A.M. Best and Bloomberg L.P. referenced in this prospectus. These organizations generally use methodology and conventions that they deem appropriate to measure companies within the relevant industry segment. These organizations generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe this information to be reliable, we have not independently verified such data.

ABOUT COMMERCE GROUP

      The Commerce Group, Inc., a Massachusetts corporation, is an insurance holding company that was incorporated in 1976. We currently operate four property and casualty insurance subsidiaries:

•	The Commerce Insurance Company;

•	Citation Insurance Company;

•	American Commerce Insurance Company; and

•	Commerce West Insurance Company.

      Commerce Insurance, our principal operating subsidiary, is located in Webster, Massachusetts and was founded in 1971. Commerce Insurance and Citation, also located in Webster, Massachusetts, write primarily personal and commercial automobile and homeowners insurance in Massachusetts and, to a much lesser extent, in New Hampshire. Commerce Insurance and Citation are wholly owned subsidiaries of Commerce Holdings, Inc., which is a wholly-owned subsidiary of Commerce Group.

      American Commerce, located in Columbus, Ohio, writes primarily personal automobile and homeowners insurance in 26 states. American Commerce is a wholly-owned subsidiary of ACIC Holding Co., Inc., which acquired American Commerce in 1999. Prior to that acquisition, American Commerce was known as Automobile Club Insurance Company and was a subsidiary of the American Automobile Association. Commerce Insurance owns a 95% equity interest in ACIC Holding. The other 5% is owned by AAA Southern New England. Since 1995, we have maintained an affinity group marketing relationship with AAA Insurance Agency, Inc., a subsidiary of AAA Southern New England. AAA Insurance Agency, Inc. has been a licensed insurance agent of ours since 1985.

      Commerce West, a wholly-owned subsidiary of Commerce Insurance located in Pleasanton, California, writes primarily personal and commercial automobile insurance in California and Oregon. Prior to our acquisition of Commerce West in 1995, it was known as Western Pioneer Insurance Company.

      Commerce Group also owns Bay Finance Company, Inc., which originates and services residential and commercial mortgages primarily in Massachusetts, and Clark-Prout Insurance Agency, which offers a full line of insurance products, including policies written by us.

      The following shows our current organizational structure:

      We are considering an internal reorganization that would result in each of ACIC Holding and Commerce West becoming direct subsidiaries of Commerce Holdings, rather than Commerce Insurance. The reorganization may occur after the offering of the notes. The purpose of the reorganization would be to allow us to use capital more efficiently through our operating subsidiaries and to streamline our organizational structure. Massachusetts insurance regulations would require us to contribute cash to the operating subsidiaries in order to effect the reorganization. We do not expect the reorganization to have a material effect on how we operate our business. The following is our expected organizational structure following the reorganization:

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the offering of the notes of approximately $           million, based on an assumed public offering price of $          per note. We intend to use the net proceeds from the offering for general corporate purposes, including to enhance the capital position of our insurance operating subsidiaries in support of recent premium growth, as well as to continue diversification efforts outside of Massachusetts by our existing subsidiaries. The enhancement of the capital position will be accomplished, in part, through the completion of the internal reorganization described under “About Commerce Group.” Until we use the net proceeds in the manner described in this section, we may temporarily use them to make short-term investments.

      We expect that a substantial portion of the proceeds will be invested in one or more of our insurance company subsidiaries, will be added to the investment portfolios of those subsidiaries, and may be used, in whole or in part, to support premium growth. We anticipate such proceeds will be invested in securities that are consistent with our investment guidelines and policies. Discussions of the nature of such securities holdings are set forth under “Our Business — Investments.”

CAPITALIZATION

      The table below shows our unaudited consolidated capitalization as of June 30, 2003. The table also shows adjustments to our capitalization to reflect this offering. You should read this table in conjunction with our consolidated financial statements, the related notes and other financial information included in this prospectus.

	As of June 30, 2003

	Actual	As adjusted

	(Dollars in thousands)
Debt:
% Senior Notes due	$—

Total debt	$—

Minority Interest	$4,228

Stockholders’ equity:
Preferred stock, authorized 5,000,000 shares at $1.00 par value; none issued	—
Common stock, authorized 100,000,000 shares at $.50 par value; 38,356,822 shares issued, including 6,401,792 treasury shares	19,178
Paid-in capital	42,140
Net accumulated other comprehensive income, net of income taxes of $17,421.	32,353
Retained earnings	941,544
Treasury stock, at cost	(179,289)

Total stockholders’ equity	855,926

Total debt, minority interest and stockholders’ equity	$860,154

RATIO OF EARNINGS TO FIXED CHARGES

      The following table presents our ratio of earnings to fixed charges on a consolidated basis for the periods shown:

	Year Ended December 31,
Six Months Ended
June 30, 2003	2002	2001	2000	1999	1998

2,400.1x	554.5x	1,135.5x	1,829.7x	1,272.8x	2,230.4x

      We have computed the ratio of earnings to fixed charges by dividing earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of the portion of rents representative of the interest factor.

SELECTED FINANCIAL AND OPERATING DATA

      The data below should be read in conjunction with our consolidated financial statements, related footnotes, and other financial information included in this prospectus. The financial statements for the five years ended December 31, 2002 have been audited by Ernst & Young LLP. The data presented below as of and for the six months ended June 30, 2003 and for the six months ended June 30, 2002 are derived from our unaudited condensed consolidated financial statements for such periods appearing elsewhere in this prospectus. Such unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations. Operating results for the six month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003.

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)

	(Unaudited)
		(Restated)		(Restated)
Statement of Earnings Data:
Net premiums written	$812,510	$702,037	$1,313,014	$1,078,967	$1,008,911	$911,993	$745,048
(Increase) decrease in unearned premiums	(124,254)	(124,863)	(102,974)	(35,315)	(54,428)	(40,163)	572

Earned premiums	688,256	577,174	1,210,040	1,043,652	954,483	871,830	745,620
Net investment income	45,812	47,762	98,466	99,563	96,830	89,789	86,501
Premium finance and service fees	13,245	9,997	21,498	17,819	15,227	14,774	13,440
Amortization of excess of book value of subsidiary interest over cost	—	—	—	3,389	3,390	3,019	—
Net realized investment gains (losses)	60,020	(34,992)	(82,385)	(10,633)	29,550	(16,378)	7,150
Other income	—	7,000	9,500	—	—	—	—

Total revenues	807,333	606,941	1,257,119	1,153,790	1,099,480	963,034	852,711

Losses and loss adjustment expenses	543,605	439,551	909,769	781,631	686,157	625,090	531,429
Policy acquisition costs	155,770	142,072	295,324	264,377	243,257	233,660	196,434

Total expenses	699,375	581,623	1,205,093	1,046,008	929,414	858,750	727,863

Earnings before income taxes, minority interest and change in accounting principle	107,958	25,318	52,026	107,782	170,066	104,284	124,848
Income taxes	23,485	4,048	17,063	18,392	38,306	16,667	26,583

Net earnings before minority interest and change in accounting principle	84,473	21,270	34,963	89,390	131,760	87,617	98,265
Minority interest in net (earnings) loss of subsidiary	(80)	163	555	863	320	1,059	—

Net earnings before change in accounting principle	84,393	21,433	35,518	90,253	132,080	88,676	98,265
Change in accounting principle net of taxes	—	11,237	11,237	—	—	—	—

Net earnings	$84,393	$32,670	$46,755	$90,253	$132,080	$88,676	$98,265

Comprehensive income	$91,482	$46,336	$59,625	$90,814	$168,570	$40,730	$96,594

Net earnings per common share before cumulative effects of change in accounting principle:
Basic	$2.64	$0.65	$1.08	$2.69	$3.87	$2.54	$2.73
Diluted	$2.62	$0.64	$1.08	$2.67	$3.87	$2.54	$2.73
Net earnings per common share from the cumulative effects of change in accounting principle:
Basic	$—	$0.34	$0.34	$—	$—	$—	$—
Diluted	$—	$0.34	$0.34	$—	$—	$—	$—

SELECTED FINANCIAL AND OPERATING DATA — (Continued)

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)

	(Unaudited)
		(Restated)		(Restated)
Statement of Earnings Data:
Net earnings per common share:
Basic	$2.64	$0.99	$1.43	$2.69	$3.87	$2.54	$2.73
Diluted	$2.62	$0.98	$1.42	$2.67	$3.87	$2.54	$2.73
Cash dividends paid per share	$0.63	$0.61	$1.23	$1.19	$1.15	$1.11	$1.07
Weighted average number of shares outstanding:
Basic	31,986,847	33,025,426	32,773,519	33,608,804	34,121,047	34,940,074	36,042,652
Diluted	32,187,013	33,355,669	33,028,081	33,794,938	34,121,047	34,940,074	36,042,652

		At December 31,
	At June 30,
	2003	2002	2001	2000	1999	1998

	(Unaudited)		(Restated)

	(Dollars in thousands, except per share data)
Balance Sheet Data:
Total investments	$1,751,649	$1,577,070	$1,498,201	$1,472,562	$1,295,995	$1,262,500
Premiums receivable	392,743	297,610	246,221	230,580	195,160	162,878
Total assets	2,729,382	2,382,688	2,154,631	2,075,614	1,878,019	1,747,583
Unpaid losses and loss adjustment expenses	893,248	815,626	695,192	674,140	659,841	583,996
Unearned premiums	822,727	687,148	563,456	519,885	457,095	391,424
Stockholders’ equity	855,926	790,052	809,433	781,881	668,005	710,852
Stockholders’ equity per share	$26.79	$24.60	$24.43	$23.16	$19.44	$19.72

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      We provide personal and commercial property and casualty insurance in Massachusetts and, to a lesser extent, in 27 other states. Casualty insurance is primarily concerned with the losses of the insured due to injuries to other persons and to the property of others, and the legal liability imposed on the insured as a consequence of such losses. Our core product lines are personal automobile, homeowners, and commercial automobile insurance. We market our products almost exclusively through our network of independent agents, including 628 agents in Massachusetts, 30 agents in New Hampshire, 808 agents in California and Oregon, and 32 agents in 26 other states. We have been the largest writer of personal property and casualty insurance in Massachusetts in terms of direct premiums written since 1990, and for each of the past five years, we have been the second largest writer of homeowners insurance in Massachusetts. Our primary business strategy is to continue to focus on the personal automobile insurance market in Massachusetts and to enhance our geographic diversity by increasing the proportion of our business in other states in which we currently do business, primarily as a result of our acquisitions of Commerce West and American Commerce in 1995 and 1999, respectively.

      The property and casualty insurance industry is highly competitive and inherently volatile in nature. Property and casualty insurance company results have traditionally been affected by the typical forces in the industry, such as competition, frequency and severity of losses, the overall economy and the general regulatory environment in those states in which the insurer operates. Deregulation, changes in theories of liability, on-line commerce, price competition, empowered customers and technological advancement also affect the industry. Price competition remains quite heavy in many areas of the country, although it improved in 2002 among independent agency companies in Massachusetts.

      Our revenue principally reflects:

•	earned premiums, consisting of

–	premiums that we receive from sales by our agents of property and casualty insurance policies, primarily personal automobile, homeowners and commercial automobile, which we refer to in this prospectus as direct premiums written, plus

–	premiums we receive from insurance policies that we assume, primarily from CAR, which we refer to in this prospectus as assumed premiums, less

–	the portion of our premiums that is ceded to CAR and other reinsurers, which we refer to in this prospectus as ceded premiums, less

–	the change in the portion of premiums that will not be recognized as income for accounting purposes until a future period, which we refer to in this prospectus as unearned premiums;

•	investment income that we earn on our invested assets;

•	premium finance charges and service fee income that we earn in connection with the billing and deferral of premium payments; and

•	realized investment gains (losses).

      Our expenses principally reflect:

•	incurred losses and loss adjustment expenses (which we sometimes refer to in this prospectus as LAE), including estimates for losses incurred during the period but not yet reported to us and changes in estimates from prior periods related to direct and assumed business, less the portion of those incurred losses and loss adjustment expenses that are ceded to other insurers; and

•	policy acquisition costs, including agent compensation and general and administrative costs, such as salaries and benefits, and advertising that are not deferred for accounting purposes to a future period.

Measurement of Results

      We evaluate our operations by monitoring key measures of growth and profitability. We measure our growth by examining our direct premiums written. We generally measure our operating results by examining our net income, return on equity, and our loss, expense and combined ratios. The following provides further explanation of the key measures that we use to evaluate our results:

      Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by our insurance subsidiaries. We use direct premiums written, which includes premiums that we cede to CAR and other reinsurers, as a measure of the underlying growth of our insurance business from period to period.

      Net Premiums Written. Net premiums written is the sum of direct premiums written for a given period, less premiums ceded to CAR and other reinsurers during such period, plus premiums assumed during such period.

      Earned Premiums. Earned premiums constitutes the portion of net premiums written that is equal to the expired portion of policies and recognized as income for accounting purposes during a given period.

      Investment Income. Investment income relates to the money earned on our investment portfolio. We rely on after-tax investment income as a significant source of net earnings since we generally seek to produce a combined ratio of slightly less than 100%.

      Loss Ratio. Loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned, expressed as a percentage, and measures the underwriting profitability of a company’s insurance business. Our loss ratio is measured net of reinsurance recoveries. We use the loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our loss ratios are generally calculated using statutory accounting principles which for this purpose are essentially the same as accounting principles generally accepted in the United States (“GAAP”). Occasionally in this prospectus we will use the term “pure loss ratio” which refers to the ratio (expressed as a percentage) of incurred losses net of reinsurance recoveries but excluding LAE, to earned premiums.

      Underwriting Expense Ratio. The underwriting expense ratio is the ratio of underwriting expenses to net premiums written, expressed as a percentage, determined in accordance with statutory accounting principles. Underwriting expenses are the aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

      Combined Ratio. Combined ratio is the sum of the loss ratio and the underwriting expense ratio and measures a company’s overall underwriting profit. If the combined ratio is at or above 100%, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient. We use the statutory combined ratio in evaluating our overall underwriting profitability and as a measure for comparison of our profitability relative to the profitability of our competitors.

Critical Accounting Policies

      The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following accounting policies, which are derived based on management’s judgments and estimates, to be critical to the preparation of our financial statements.

      Unpaid Losses and Loss Adjustment Expenses. Unpaid losses and LAE, by their nature, are inherently uncertain as to the ultimate outcome of the estimated amounts. The liability for unpaid losses and LAE represents our best estimate of the ultimate net cost of all losses and LAE incurred through the balance sheet date. The estimate for ultimate net cost of all losses incurred through the balance sheet date includes the adjusted case estimates for losses, incurred but not reported (“IBNR”) losses, salvage and subrogation recoverable and a reserve for LAE. In arriving at our best estimate, we begin with the aggregate of individual case reserves and then make adjustments to these amounts on a line of business basis. These adjustments to the aggregate case reserves by line of business are made based on analyses performed by us as further described below. The entire liability for unpaid losses and LAE is also separately reviewed quarterly and annually by our Actuarial Department. Liability estimates are continually analyzed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

      The claim cycle begins when a claim is reported to us and claims personnel establish a “case reserve” for the estimated amount of our exposure without regard to injury causality, third party liability or potential recoveries. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding the claim and the policy provisions relating to the loss. This estimate reflects the informed judgment of such personnel based on the experience and knowledge of the claims personnel adjusting the claim. During the loss adjustment period, these case basis estimates are revised as deemed necessary by our claims department personnel based on subsequent developments and periodic reviews of the claim.

      In accordance with industry practice, we also maintain reserves for estimated IBNR, salvage and subrogation recoverable and LAE. These reserves are determined based on historical information and our experience. Adjustments to these reserves are made periodically to take into account changes in the volume of policies written, claims frequency, severity and payment patterns, the mix of business, claims processing and other items that can be expected to affect our liability for losses and LAE over time.

      When reviewing the liability for unpaid losses and LAE, we analyze historical data and estimate the impact of various factors such as:

•	payment trends;

•	loss expense per exposure;

•	our historical loss experience and that of the industry;

•	frequency and severity trends; and

•	legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes and trends in general economic conditions, including the effects of inflation and recession.

      This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors, as noted above.

      By using individual estimates of reported claims adjusted for our best estimate by line of business and a review of these results by our actuarial area using generally accepted actuarial reserving techniques, we estimate the ultimate net liability for losses and LAE. After taking into account all relevant factors, we believe that, based on existing information, the provision for losses and LAE at June 30, 2003 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability, however, may be greater or lower than established reserves. If the ultimate payment is greater than or less than our estimated liability for losses and LAE, based on any of the factors noted previously, we will incur additional expense or income, as appropriate, which may have a material impact on our results of operations.

      At December 31, 2002, for all of our insurance subsidiaries, the aggregate actuarial estimate for the loss and LAE reserves, prior to the effect of ceded reinsurance recoverable, ranged from a low of $607.3 million to a high of $700.6 million. Our financial statement loss and LAE reserves, based on our best estimate, was established at $678.3 million as of December 31, 2002. We calculate our estimate separately from those amounts as calculated by our actuaries and, therefore, the final results are most often not the same. We estimate our amounts primarily by reviewing historical loss and LAE data, focusing mainly on payment data. We also review and compare the most recent loss frequency, severity, and payment data to historical trends in an attempt to determine if patterns are remaining consistent or not. We attempt to establish our reserve estimate as close to the amount required for the ultimate future payments necessary to settle all losses.

      Investments. A focus of our judgments and estimates relating to investments involves the potential impairment of investments for other-than-temporary declines in market values. The carrying value of investments in fixed maturities, which include taxable and non-taxable bonds, and investments in common and preferred stocks, are derived from market prices supplied by our investment custodian. Unrealized investment gains and losses on common and preferred stocks and fixed maturities, to the extent that there is no other-than-temporary impairment of value, are credited or charged, net of any tax effect, to a separate component of stockholders’ equity, known as “net accumulated other comprehensive income (loss),” until realized. We review all security holdings on a quarterly basis with regards to other-than-temporary declines in market value pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”) and other applicable guidance. As part of this process, we consider any significant market declines in the context of the overall market and also in relation to the outlook for the specific issuer of the security. From a quantitative standpoint, we view all securities that have declined more than 20% below book price and have remained so for two quarters as potentially in need of a writedown. In addition, any other security that we view as impaired for a significant period of time is also a candidate for a writedown, even if the percentage decline is less than 20%.

      Due to our significant ownership interests in several closed-end preferred stock mutual funds, we are required when accounting for those investments to use the equity method of accounting, which has significantly affected our net income in recent periods. The equity method of accounting for our investment in any fund in which we own 20% or more requires us to categorize as a realized investment gain or loss the change in the net asset value of that fund as compared to the end of the immediately preceding fiscal quarter. As of the date of this prospectus, we have investments in four funds that meet this criteria. Each of those funds primarily invests in preferred stock, and therefore the decline in interest rates during the second quarter of 2003 caused a significant increase in the net asset value of those funds and, as a direct consequence, an increase in the net realized investment gains that we recognized for those investments for the six months ended June 30, 2003. However, if, for example, interest rates are higher at September 30, 2003 than they were at June 30, 2003, the respective net asset values of those funds would likely be less than they were as of June 30, 2003, and we would recognize a net realized investment loss for the three months ended September 30, 2003 for any fund in which we owned 20% or more. The impact of the equity method of accounting for our investment in those mutual funds has had and in the future may have a material adverse effect on our results of operations and may cause our results of operations to be more volatile than those of similar companies.

Massachusetts Personal Automobile Insurance

      Overview. We remain focused on personal automobile insurance and related activities in Massachusetts. We have been the largest writer of personal property and casualty insurance in Massachusetts in terms of market share of direct premiums written since 1990. Our share of the Massachusetts personal automobile market increased to 27.3% during the six months ended June 30, 2003, as shown in the table below, significantly exceeding our two nearest competitors, who maintained a 10.8% and 10.2% market share, respectively.

Growth of Massachusetts Personal Automobile Insured Vehicles

			Commerce Period-End
	Industry*	Commerce	Market Share

Six Months Ended June 30, 2003	<1%	6.1%	27.3%*
Year Ended December 31, 2002	1.8	13.9	25.9
Year Ended December 31, 2001	1.7	6.1	23.2
Year Ended December 31, 2000	1.9	6.5	22.3

*	Estimated by CAR

      In Massachusetts, private passenger automobile insurance is subject to extensive regulation. Owners of automobiles are generally required to demonstrate certain minimum automobile insurance coverages as a prerequisite to registering any automobile. With very limited exceptions, private passenger automobile insurers are required by law to issue a policy to any applicant seeking to obtain such coverages, commonly known as the “take all comers” law. On the basis of their market shares, insurers in Massachusetts are also assigned agents, known as ERPs, that have been unable to obtain a voluntary contract with an insurance carrier. Marketing and underwriting strategies for companies operating in Massachusetts are limited by maximum premium rates and minimum agency commission levels for personal automobile insurance, both of which are mandated by the Commissioner. In Massachusetts, accident rates, bodily injury claims, and medical care costs continue to be among the highest in the nation. According to the Automobile Insurers Bureau of Massachusetts, or AIB, Massachusetts “has higher than average medical costs and liability claims involving attorneys.” According to the AIB, Massachusetts’ personal automobile premium per policy, based on 2001 premium information, was the 5th highest in the nation.

      Changes in Premium Rates. During the three-year period from 2000 to 2002, average mandated Massachusetts personal automobile insurance premium rates decreased an average of 2.5% per year. The Commissioner approved an average increase of 2.7% in personal automobile premiums for 2003, as compared to no rate change in 2002. Coinciding with the 2003 rate decision, the Commissioner also approved an increase of 1.3 percentage points to the commission agents receive for selling private passenger automobile insurance for 2003. The following table shows the state-mandated average rate change, the actual average rate change and our average rate change per exposure as estimated for 2003 and for the three previous years in Massachusetts.

	State Mandated Average	Actual State Average	Commerce Average Rate
Year	Rate Change(2)	Rate Change(2)	Change Per Exposure

2003(1)	2.7%	8.1%	8.0%
2002	0.0	5.0	5.3
2001	(8.3)	(3.5)	(1.9)
2000	0.7	6.2	6.2

(1)	Estimated

(2)	Based on Massachusetts Division of Insurance Filings

      Although mandated average personal automobile premium rates were unchanged in 2002, our average rate increased 5.3% per exposure. We believe that the relative increase for 2002 as compared to the Commissioner’s state mandated average rate resulted primarily from several factors:

•	a decrease in our Safe Driver Insurance Plan deviation for the best driver classification in Massachusetts;

•	the fact that our mix of personal automobile coverage differs from that of the industry; and

•	changes to our distribution of risks by class, territory and coverage, including changes resulting from the purchase of new, more expensive automobiles, which were not factored into the Commissioner’s rate increase.

      The actual state average rate change represents the change in the average rate paid by drivers in Massachusetts, as opposed to the state mandated average rate change. As can be seen above, our average rate change per exposure corresponds more closely to the actual state average rate change. The reason for this is that both take into account newer vehicles, as compared to the state mandated average rate change, which does not.

      CAR. Our performance in our personal and commercial automobile insurance lines in Massachusetts is integrally tied to our participation in Commonwealth Automobile Reinsurers, known as CAR, the state-mandated reinsurance mechanism. CAR permits us and most other writers of automobile insurance in Massachusetts to reinsure any automobile risk that the insurer perceives to be under-priced at the premium level permitted by the Commissioner. All companies writing automobile insurance in Massachusetts share in the underwriting results of CAR business for their respective product line or lines. Since CAR’s inception, it has annually generated hundreds of millions of dollars of underwriting losses, primarily in the personal pool. We are required to share in CAR’s underwriting results for our respective product lines. Under current regulations, our share of the CAR personal or commercial deficit is based upon our market share for retained automobile risks for the particular pool, adjusted by a “utilization” concept, such that, in general, we are disproportionately and adversely affected if our relative use of CAR reinsurance exceeds that of the industry, and favorably affected if our relative use of CAR reinsurance is less than that of the industry. For personal automobile insurance, insurers can reduce their participation ratio by voluntarily writing credit eligible business. Companies are provided credits against their participation ratio for writing those policies that are intentionally underpriced by the Commissioner in the rate setting process. Our strategy has been to maintain above average voluntary retention levels, as well as to voluntarily retain private passenger automobile risks that receive credits. This favorably impacts our participation ratio compared to our market share, but also adversely impacts our voluntary loss ratio. We reinsured through CAR approximately 4.8%, 4.9%, 4.9% and 4.9% of our personal automobile exposures for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000, as compared to industry averages of 6.9%, 7.5%, 7.7% and 8.4% for the same periods, respectively. See “Our Business — Commonwealth Automobile Reinsurers.”

      Affinity Group Marketing. Since 1995, we have been a leader in affinity group marketing in Massachusetts, through agreements with the four American Automobile Association Clubs operating in Massachusetts, offering discounts on private passenger automobile insurance to the clubs’ members who reside in Massachusetts. A 5% discount was approved by the Commissioner for policies effective January 1, 2003. Based on information provided to us by the AAA clubs operating in Massachusetts, we believe that membership in these clubs represents approximately one-third of the Massachusetts motoring public, and has been the primary reason for an 85.2% increase in the number of personal automobile exposures written by us since year-end 1995. The following table presents total direct premiums written attributable to the AAA clubs’ group business in Massachusetts for the periods indicated:

	For the Six
	Months Ended		For the Year Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
Total AAA-Massachusetts direct premiums written	$375,800	$336,200	$619,000	$545,500	$535,800
Percentage of total direct premiums written	43.5%	45.9%	44.0%	47.3%	50.0%
Percentage of Massachusetts direct personal automobile premiums	58.7%	60.2%	60.0%	63.4%	64.8%
Total AAA-Massachusetts exposures	358,900	346,200	625,000	581,500	559,700
Percentage of Massachusetts exposures	58.8%	60.2%	59.8%	63.3%	64.5%

      The decreasing percentages from 2000 are attributable to a higher rate of increase in non-group business as compared to increases in the AAA program. Of the total Massachusetts automobile exposures written through the AAA affinity group program by us, approximately 13.5% were written through insurance agencies owned by the AAA clubs (8.5% of our total Massachusetts automobile exposures). The remaining 86.5% of the AAA group program were written through our network of independent agents (91.5% of our total Massachusetts automobile exposures).

Other States

      Direct premiums written in states other than Massachusetts by American Commerce and Commerce West increased $26.7 million, or 30.9%, to $112.9 million at June 30, 2003 from $86.2 million at June 30, 2002. American Commerce direct premiums written increased $21.7 million or 33.6%, primarily due to an increase in personal automobile premiums of $17.9 million, or 34.5%. American Commerce also experienced a 30.3% increase in homeowners premiums written, primarily attributable to book transfers in various states, increased retention on existing business, additional rate per policy and the contraction of authority to write homeowner business by competitors. Commerce West premiums written increased $5.0 million, or 23.0%. The growth for Commerce West is primarily attributable to expansion of commercial and preferred personal automobile programs. Personal automobile direct premiums written by Commerce West increased $2.8 million, or 14.4%, while commercial automobile direct premiums written increased $2.2 million, or 108.3%.

      Direct premiums written in states other than Massachusetts by American Commerce and Commerce West increased $42.2 million, or 29.5%, to $185.5 million for the year ended December 31, 2002 from $143.3 million for the year ended December 31, 2001. American Commerce direct premiums written for the year ended December 31, 2002 increased $34.7 million or 33.2%, primarily due to an increase in personal automobile premiums of $26.6 million, or 31.3%. American Commerce also experienced a 46.3% increase in homeowners premiums written, primarily as a result of book transfers from existing agents and the contraction of authority to write homeowner business by competitors. Commerce West direct premiums written for the year ended December 31, 2002 increased $7.5 million, or 19.5%. The growth from Commerce West is primarily attributable to expansion of the commercial and preferred personal automobile programs. Personal automobile direct premiums written by Commerce West for the year ended December 31, 2002 increased $3.9 million, or 10.5%, while commercial automobile direct premiums written for the year ended December 31, 2002 increased $3.6 million, or 240.2%. For a presentation of direct premiums written by state for American Commerce and Commerce West for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, see “Our Business — Overview — Business in Other States.”

2001 Restatement for Employee Stock Option Variable Accounting Treatment

      For employee stock options which we issued from 1999 through 2001, we used fixed accounting treatment through September 30, 2002. This accounting treatment was reviewed with our independent auditors at that time, Ernst & Young LLP, who concurred with our treatment throughout this period. In January 2003, a question was raised by Ernst & Young LLP as to the appropriateness of the fixed accounting treatment for some of our option grants. Ernst & Young LLP advised us that it could no longer concur with the use of fixed accounting for the options granted to employees in 1999 and 2000. Therefore, we applied variable accounting treatment in 2002, as well as retroactively to 2001 and prior years. Accordingly, we restated results for 2001 and the first three quarters of 2002. The impact of the restatement for the year ended 2001 resulted in a decrease in net earnings of $2.8 million, or $0.08 per diluted share. Although the change in accounting for employee options was also applied to 2000 and 1999, no restatements were required for those years. The impact of variable accounting for the year ended December 31, 2002 was a decrease to net earnings of $2.1 million, or $0.07 per diluted share. As allowed by SFAS No. 148, we have elected to continue to apply variable accounting for our stock options granted in 1999 and 2000. We continue to comply with APB Opinion No. 25 and related interpretations in applying fixed accounting for the employee stock options granted in 2001.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002 (Restated)

Overview

      Our net earnings for the six months ended June 30, 2003 were favorably affected primarily by significant increases in our realized investment gains and earned premiums, which more than offset an unfavorable development in our loss ratio.

      Our after-tax net realized investment gains for the six months ended June 30, 2003 increased by $68.1 million compared to the same period of 2002. The increase resulted primarily from:

•	our decision to sell during the period a significant portion of our securities with unrealized gains in order to implement a change in our investment strategy to shorten the overall duration of our investment portfolio; and

•	the favorable impact of the decline in interest rates during the second quarter on the net asset value of seven closed-end preferred stock mutual funds that we, at the time, had to categorize as realized investment gains using the equity method of accounting.

See “— Investment Gains and Losses.”

      Our earned premiums increased by $111.1 million, or 19.2%, for the six months ended June 30, 2003 compared to same period of 2002. The increase resulted primarily from an increase of $75.0 million, or 18.0%, in earned premiums for personal automobile coverage in Massachusetts and an increase of $20.8 million, or 30.6%, in earned premiums for personal automobile coverage outside of Massachusetts. See “— Premiums.”

      Our losses and loss adjustment expenses increased by $104.1 million, or 23.7%, for the six months ended June 30, 2003 compared to the same period of 2002. The increase resulted primarily from our premium growth and an increase in our loss ratio (on a statutory basis) to 78.7% for the six months ended June 30, 2003 compared to 75.8% for the same period of 2002. The increase in our loss ratio resulted primarily from severe winter weather during the first quarter of 2003 in our Massachusetts market. See “— Loss and Loss Adjustment Expenses.”

Premiums

      The following table compares direct premiums written, net premiums written and earned premiums for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,

	2003	2002	$ Change	% Change

	(Dollars in thousands)
Direct Premiums Written:
Personal automobile in Massachusetts	$639,819	$558,310	$81,509	14.6%
Personal automobile in all other states	94,411	71,346	23,065	32.3
Commercial automobile in Massachusetts	46,945	38,801	8,144	21.0
Commercial automobile in all other states	4,149	1,992	2,157	108.3
Homeowners in Massachusetts	44,787	35,868	8,919	24.9
Homeowners in all other states	16,876	12,540	4,336	34.6
Other lines in Massachusetts	17,139	12,724	4,415	34.7
Other lines in all other states	455	348	107	30.7

Total direct premiums written	$864,581	$731,929	$132,652	18.1

Net Premiums Written:
Personal automobile in Massachusetts	$641,997	$569,058	$72,939	12.8%
Personal automobile in all other states	94,382	71,314	23,068	32.3
Commercial automobile in Massachusetts	50,041	42,787	7,254	17.0
Commercial automobile in all other states	3,982	1,930	2,052	106.3
Homeowners in Massachusetts	12,476	10,330	2,146	20.8
Homeowners in all other states	4,357	3,020	1,337	44.3
Other lines in Massachusetts	5,133	3,491	1,642	47.0
Other lines in all other states	142	107	35	32.7

Total net premiums written	$812,510	$702,037	$110,473	15.7

Earned Premiums:
Personal automobile in Massachusetts	$492,160	$417,186	$74,974	18.0%
Personal automobile in all other states	88,587	67,815	20,772	30.6
Commercial automobile in Massachusetts	32,755	26,237	6,518	24.8
Commercial automobile in all other states	3,018	1,081	1,937	179.2
Homeowners in Massachusetts	12,140	10,244	1,896	18.5
Homeowners in all other states	3,875	2,423	1,452	59.9
Other lines in Massachusetts	3,436	3,856	(420)	(10.9)
Other lines in all other states	135	93	42	45.2
Assumed premiums from CAR	51,009	48,046	2,963	6.2
Assumed premiums from other than CAR	1,141	193	948	491.2

Total earned premiums	$688,256	$577,174	$111,082	19.2

Earned premiums in Massachusetts	$540,491	$457,523	$82,968	18.1%
Earned premiums — assumed	52,150	48,239	3,911	8.1
Earned premiums in all other states	95,615	71,412	24,203	33.9

Total earned premiums	$688,256	$577,174	$111,082	19.2

      The $81.5 million, or 14.6%, increase in Massachusetts personal automobile direct premiums written during the six months ended June 30, 2003 resulted primarily from an 8.0% increase in average written premium per written exposure coupled with a 6.1% increase in the number of exposures written. We attribute the growth in exposures to increased penetration of our independent agents’ books of business as the overall number of exposures in Massachusetts has had less than 1% growth during the period. The increase in personal automobile and homeowners business in all other states was primarily attributable to book transfers in various states, increased retention of existing business and an increase in the average written premium per exposure. Additionally, the increase in homeowners in all other states was impacted by contraction of authority to write homeowner business by competitors.

      Our increase in Massachusetts commercial automobile premiums is directly related to our effort to increase writings in this line of business and from increases in the average rate per policy. Our increase in Massachusetts homeowner premiums is primarily related to an increased number of agents, fewer carriers writing homeowner business, our pricing position in the marketplace and agents writing more homeowner business to achieve a homeowner discount for their customer when we also insure the customer’s automobile.

      The $111.1 million, or 19.2%, increase in total earned premiums for the six months ended June 30, 2003 as compared to the same period of 2002 was primarily attributable to increases in personal and commercial automobile business.

Net Investment Income

      Net investment income is affected by the composition of our investment portfolio and yields on those investments. As depicted in the following table, net investment income for the six months ended June 30, 2003 decreased $2.0 million, or 4.1%, compared to the same period of 2002, principally as a result of a decrease in yield offset by an increase in average invested assets at cost. The decrease in yield is primarily due to lower short-term yields coupled with an environment of lower long-term yields and higher yielding investment securities being called. Net investment income as a percentage of total average investments was 5.5% in the six months ended June 30, 2003 compared to 6.1% for the same period in 2002. After-tax net investment income as a percentage of total average investments was 4.4% and 4.8% in the six months ended June 30, 2003 and 2002, respectively.

	Six Months
	Ended June 30,

	2003	2002

	(Dollars in thousands)
		(Restated)
Investment Return:
Average month-end investments (at cost)	$1,653,489	$1,557,120
Net investment income before tax	45,812	47,762
Net investment income after-tax	36,706	37,611
Annualized net investment income as a percentage of average net investments (at cost)	5.5%	6.1%
Annualized net investment income after-tax as a percentage of average net investments (at cost)	4.4%	4.8%

Premium Finance and Service Fees

      Premium finance and service fees increased $3.2 million, or 32.5%, during the six months ended June 30, 2003, as a result of increased business and a service fee increase on Massachusetts new and renewal business from $3.00 to $4.00 per installment payment, for policies with effective dates on or after July 1, 2002.

Investment Gains and Losses

      Net realized investment gains totaled $60.0 million, or $1.33 per diluted share, for the six months ended June 30, 2003 as compared to net realized investment losses of $35.0 million, or $0.76 per diluted share, for the same period of 2002.

      During the second quarter of 2003, we decided to shorten the overall duration of our investment portfolio by reducing our holdings of long-term fixed investments, equities and closed-end preferred stock mutual funds. Primarily as a result of these sales, we realized net investment gains of $37.3 million, or $24.3 million after taxes, in those categories for the six months ended June 30, 2003 compared to a net realized investment loss of $837,000, or $544,000 after taxes, on sales of securities in those categories during the same period of 2002.

      Of the $60.0 million total, we recognized net realized investment gains of $39.7 million, or $25.8 million, after taxes, for the six months ended June 30, 2003 attributable to the change in the net asset value of seven closed-end preferred stock mutual funds in which we owned 20% or more as of June 30, 2003 and therefore were required to account for using the equity method of accounting. See “— Critical Accounting Policies — Investments.” For the six months ended June 30, 2003, the net realized investment gains attributable to the fund investments that we must account for using the equity method increased $59.1 million as compared to a net realized investment loss of $19.4 million for that category of investments for the same period of 2002. The decline in interest rates during the second quarter of 2003 caused a significant increase in the net asset value of those funds and, as a direct consequence, an increase in the net realized investment gains that we recognized for those investments for the six months ended June 30, 2003.

      Our gains on investment securities were partially offset by write-downs for other-than-temporary declines in the market value of certain fixed maturities, preferred stocks and common stocks totaling $15.9 million. The other-than-temporary writedowns consisted primarily of $2.4 million for one municipal bond, $6.5 million for two corporate bonds and $7.0 million for three preferred stocks.

Loss and Loss Adjustment Expenses

      Our loss ratio (on a statutory basis) increased to 78.7% for the six months ended June 30, 2003 compared to 75.8% for the same period of 2002. The increase was primarily caused by increased claim frequency of approximately 20% in the Massachusetts automobile line and approximately 50% in the Massachusetts homeowner line, both occurring in the first quarter of 2003 as a result of the severe winter.

      The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expense, net of reinsurance deductions from all reinsurers including CAR.

	Six Months
	Ended June 30,

	2003	2002

	(Dollars in thousands)
		(Restated)
Loss and loss adjustment expense reserves, beginning of year, prior to effect of ceded reinsurance recoverable	$678,348	$594,156
Plus incurred losses and loss adjustment expense	543,605	439,551
Less payments	482,254	394,013

Loss and loss adjustment expense reserves prior to effect of ceded reinsurance recoverable	739,699	639,694
Ceded reinsurance recoverable	153,549	115,199

Reserves for losses and loss adjustment expenses at the end of period per financial statements	$893,248	$754,893

Policy Acquisition Costs

      As a percentage of net premiums written, statutory underwriting expenses for our insurance subsidiaries improved to 21.3% for the six months ended June 30, 2003 as compared to 22.6% for the same period of 2002. The improvement was primarily due to a reduction in accrued contingent commissions as a result of the high loss ratio mentioned previously, decreased expenses assumed from CAR as a result of a true-up of estimated expenses to actual expenses, coupled with premium growth exceeding growth in underwriting expenses.

Combined Ratio

      For the six months ended June 30, 2003, our statutory combined ratio, which is the sum of our loss ratio and underwriting expense ratio, was 100.0%, compared with 98.4% for the same period of 2002. The increase in the combined ratio was primarily the result of an increase in the loss ratio, partially offset by a decrease in the underwriting ratio.

Income Taxes

      Our overall effective tax rate for the six months ended June 30, 2003 was 21.8% as compared to 16.0% for the same period of 2002. In both years, our effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest and the corporate dividends received deduction. Our 2003 effective rate was also favorably impacted by our ability to utilize $3.9 million of previously unrecognized tax benefits associated with capital loss carry forwards. Our income tax rate for the six months ended June 30, 2002 was impacted by the magnitude of the realized losses during that period.

Change in Accounting Principle

      Due to the effect of a change in accounting principle related to SFAS No. 142, we recorded income in the first quarter of 2002, net of taxes, of $11.2 million, or $0.34 per share (diluted). This amount represented the remaining unamortized negative goodwill related to closed-end preferred stock mutual funds and the remaining excess of book value of subsidiary interest over cost relating to the 1999 acquisition of American Commerce. Negative goodwill and the excess of book value of subsidiary interest over cost were created in these acquisitions because the underlying value of the assets purchased exceeded the purchase price. The subsequent recognition of income that occurred as these items were eliminated was not a taxable event but instead became part of the basis of the acquired asset.

Minority Interest in Net Loss of Subsidiary

      Effective January 1, 2002, the ownership interests in ACIC Holding Co., Inc. were recapitalized. Prior to the recapitalization at December 31, 2001, we maintained an 80% common stock interest and AAA Southern New England maintained a 20% common stock interest in ACIC Holding. Additionally, all ACIC Holding preferred stock was owned by us. The recapitalization resulted in the redemption of our ACIC Holding preferred stock in exchange for 3,000 additional shares of ACIC Holding common stock. This resulted in an increase in our ACIC Holding common stock interest to 95% with AAA SNE maintaining a 5% ACIC Holding common stock interest, with no preferred stock outstanding.

Net Earnings

      Our net earnings for the six months ended June 30, 2003 were $84.4 million compared to net earnings of $32.7 million for the same period of 2002. The increase resulted primarily from a $68.1 million increase in our net realized investment gains after taxes, and a $111.1 million increase in our earned premiums, which together more than offset an increase of $104.1 million in losses and loss adjustment expenses, all as described elsewhere in this section.

      As discussed above under “— Investment Gains and Losses”, 60.1% of our net realized investment gains, after-taxes, for the six months ended June 30, 2003 were attributable to the change in the net asset value of seven closed-end preferred stock mutual funds that we accounted for using the equity method of accounting. As of the date of this prospectus, we still own four fund investments that we account for using the equity method. If long-term interest rates are higher at September 30, 2003 than they were at June 30, 2003, the respective net asset values of those funds at September 30, 2003 would be less than they were at June 30, 2003, and we would recognize a net realized investment loss for those fund investments. As of the August 31, 2003, long-term interest rates, as reflected by the yield on ten year treasury notes, were significantly higher than they were at June 30, 2003, and as a consequence the aggregate net asset value of our investment in those four funds was $10.8 million less than it was at June 30, 2003. If, as we expect, long-term interest rates at September 30, 2003 are higher than they were at June 30, 2003, we very likely would recognize a net realized investment loss on those four fund investments that may have a material adverse effect on our results of operations for the period ending September 30, 2003.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001 (Restated)

Overview

      Our net earnings for the year ended December 31, 2002 were adversely affected primarily by a significant increase in our net realized investment losses and, to a lesser extent, by an increase in our losses and loss adjustment expense, which together more than offset an increase in our earned premiums.

      Our after-tax net realized investment losses increased by $62.6 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increased losses resulted primarily from:

•	the unfavorable impact of the decline in utility common stocks on the net asset values of various closed-end preferred stock mutual funds that we must reflect in our net realized investment losses using the equity method of accounting; and

•	write-downs for other-than-temporary declines in the market value of various investment securities.

See “— Investment Gains and Losses.”

      Our losses and loss adjustment expenses increased by $128.1 million, or 16.4%, in 2002 compared to 2001. The increase resulted primarily from our premium growth and an increase in our loss ratio (on a statutory basis) to 75.1% for 2002 compared to 74.5% for 2001. See “— Losses and Loss Adjustment Expenses.”

      Our earned premiums increased by $166.4 million, or 15.9%, in 2002 compared to 2001, primarily resulting from

•	an increase of $102.2 million, or 13.2%, in earned premiums for personal automobile coverage in Massachusetts, primarily because of our acquisition of the personal automobile business of two companies that were exiting that market;

•	an increase of $29.9 million, or 25.7%, in earned premiums for personal automobile coverage outside of Massachusetts; and

•	an increase of $12.7 million, or 29.6%, in earned premiums for commercial automobile coverage in Massachusetts.

See “— Premiums.”

Premiums

      The following table compares direct premiums written, net premiums written and earned premiums for the years ended December 31, 2002 and 2001:

	Year Ended December 31,

	2002	2001	$ Change	% Change

	(Dollars in thousands)
Direct Premiums Written:
Personal automobile in Massachusetts	$1,032,438	$859,922	$172,516	20.1%
Personal automobile in all other states	155,045	122,320	32,725	26.8
Commercial automobile in Massachusetts	74,879	58,088	16,791	28.9
Commercial automobile in all other states	5,151	1,514	3,637	240.2
Homeowners in Massachusetts	87,634	73,254	14,380	19.6
Homeowners in all other states	27,376	18,710	8,666	46.3
Other lines in Massachusetts	23,569	17,885	5,684	31.8
Other lines in all other states	764	714	50	7.0

Total direct premiums written	$1,406,856	$1,152,407	$254,449	22.1

Net Premiums Written:
Personal automobile in Massachusetts	$1,039,141	$864,900	$174,241	20.1%
Personal automobile in all other states	152,796	122,256	30,540	25.0
Commercial automobile in Massachusetts	77,839	60,986	16,853	27.6
Commercial automobile in all other states	4,968	1,477	3,491	236.4
Homeowners in Massachusetts	25,149	20,364	4,785	23.5
Homeowners in all other states	6,142	4,576	1,566	34.2
Other lines in Massachusetts	6,744	4,236	2,508	59.2
Other lines in all other states	235	172	63	36.6

Total net premiums written	$1,313,014	$1,078,967	$234,047	21.7

Earned Premiums:
Personal automobile in Massachusetts	$878,739	$776,552	$102,187	13.2%
Personal automobile in all other states	146,381	116,479	29,902	25.7
Commercial automobile in Massachusetts	55,752	43,008	12,744	29.6
Commercial automobile in all other states	3,139	711	2,428	341.5
Homeowners in Massachusetts	22,620	19,119	3,501	18.3
Homeowners in all other states	5,459	3,731	1,728	46.3
Other lines in Massachusetts	6,069	3,290	2,779	84.5
Other lines in all other states	206	158	48	30.4
Assumed premiums from CAR	90,593	80,176	10,417	13.0
Assumed premiums from other than CAR	1,082	428	654	152.8

Total earned premiums	$1,210,040	$1,043,652	$166,388	15.9

Earned premiums in Massachusetts	$963,180	$841,969	$121,211	14.4%
Earned premiums — assumed	91,675	80,604	11,071	13.7
Earned premiums in all other states	155,185	121,079	34,106	28.2

Total earned premiums	$1,210,040	$1,043,652	$166,388	15.9

      The $172.5 million, or 20.1%, increase in Massachusetts personal automobile direct premiums written resulted primarily from increases of 13.8% and 14.0% in the number of Massachusetts personal automobile exposures for liability and physical damage coverage, respectively, and from increases in rates for the coverage types noted below. The components of these changes for 2002 and 2001 were as follows:

	2002	2001
Coverage Type	Rate Change(1)	Rate Change(1)

Liability:
Bodily injury	6.0%	(2.1)%
Personal injury protection	18.7	(12.9)
Property damage to others	3.9	1.0
Physical Damage:
Collision	4.8	(0.1)
Comprehensive	0.1	(7.6)
Total(2)	5.3	(1.9)

(1)	Represents change in our average rate per exposure from our prior year average rate for Massachusetts private passenger automobile premiums.

(2)	The total rate change depicted is the result of the weighted average of premiums written for all coverages divided by liability exposures only, due to the fact that all exposures are required to carry liability coverage.

      The above percentage changes were primarily the result of rate modifications in the individual coverage components in the 2002 state mandated rates, changes in our safe driver rate deviations, and changes in the distribution of our business by class and territory. The combination of these factors resulted in a 5.3% increase in the average personal automobile premium per exposure in 2002. Despite no change from the previous year for the 2002 state mandated average rates, our increase in the average personal automobile premium per exposure was primarily due to the above-noted changes. Also having an impact was the fact that the announced rate decision did not include the effect of future purchases of new automobiles in the year to which the rate decision applied. In addition, our mix of personal automobile business differs from that of the industry. In 2002, we did not offer our customers safe driver deviations.

      Included in the premium increase for Massachusetts personal automobile direct premiums written are premiums that were the result of appointments of new agents. During 2002, we had 127 new appointments, of which 89 were from voluntary agents resulting in an additional $50.5 million in premiums. These new appointments were primarily the result of our agreements to acquire the Massachusetts personal automobile business from Berkshire Mutual Insurance Company and MassWest Insurance Company. See “Our Business — Agreements for the Transfer of Massachusetts Business from Other Companies in 2002.” The remainder of the new appointments resulted from ERPs. Business obtained from new ERPs amounted to $17.0 million during 2002.

      The AAA affinity group discount for 2002 was established at 6.0%, which was unchanged from 2001. In 2001, for drivers who qualified, our AAA affinity group discount and safe driver deviations could be combined for up to a 7.9% reduction from state-mandated rates. In 2002, we did not offer a safe driver discount.

      Although direct premiums written for personal automobile insurance in states other than Massachusetts increased $32.7 million, or 26.8%, in 2002, an overall depressed rate environment and adverse development of prior year reserves resulted in diminished underwriting profits. We continue to evaluate a number of other state rating structures, have filed for increases in several states and will seek additional rate increases where appropriate. Personal automobile direct premiums written by American Commerce increased $26.6 million, or 31.3%, to $111.8 million in 2002 as compared to $85.1 million in 2001, due primarily to book rollovers of business from existing agents, partially offset by decreases in states where we are not actively pursuing writings. Personal automobile direct premiums written from Commerce West increased $3.9 million, or

10.5%, to $41.1 million in 2002 as compared to $37.2 million in 2001. Both companies primarily target preferred insurance risks and write predominantly personal automobile insurance. Commerce West’s recent growth is attributable to preferred personal automobile business. Personal automobile policies for both companies are written primarily for a policy term of six months.

      Direct premiums written for Massachusetts commercial automobile insurance increased by $16.8 million, or 28.9%, in 2002 as compared to 2001, due primarily to an increase of approximately 14.0% in the number of policies written, combined with a 13.0% increase in the average commercial automobile premium per policy. The increase in premium per policy was attributable to demand for insurance exceeding supply in the commercial automobile market, as well as our own increase of volume of larger commercial automobile accounts. In 2002, we experienced an increase of approximately $1.9 million from policies with premiums in excess of $50,000. In addition, base rates for other voluntary commercial automobile policies have increased moderately, and a reduction in Individual Risk Premium Modification, or IRPM, credits has occurred, favorably affecting average premiums per policy. In addition, we experienced approximately a 3.0% increase in rates for policies written through CAR. The increased business was attributable to our initiative to expand writings.

      Direct premiums written for Massachusetts homeowners insurance increased by $14.4 million, or 19.6%, in 2002 as compared to 2001, due primarily to a 10.8% increase in the number of Massachusetts policies written coupled with a 7.3% increase in the average Massachusetts premium per policy. Our increase in Massachusetts homeowner premiums is primarily related to several factors:

•	an increased number of agents;

•	fewer carriers writing homeowner business;

•	our pricing position in the marketplace; and

•	the bundling of homeowners insurance with automobile insurance, which provides a homeowner discount to customers.

      Homeowners insurance written by American Commerce in other states increased $8.7 million, or 46.3%, to $27.4 million in 2002 due primarily to book rollovers of business from existing agents, and the impact caused by contraction of authority to write homeowner business by competitors. Homeowner policies in all states are written primarily for a policy term of one year.

      The $234.0 million, or 21.7%, increase in net premiums written was primarily due to the growth in direct premiums written as described above offset by an increase in premiums ceded to CAR and the quota share agreement. Net premiums written for homeowners insurance in all other states increased $1.6 million, with net premiums written of $6.1 million in 2002 as compared to $4.6 million in 2001.

      The $166.4 million or 15.9% increase in earned premiums during 2002 as compared to 2001, was primarily due to increases in written premiums as described above and 2001 written premiums being earned in 2002.

Net Investment Income

      As depicted in the accompanying table, net investment income before taxes for 2002 decreased $1.1 million, or 1.1%, as compared to 2001, principally as a result of a decrease in yield partially offset by an increase in average invested assets at cost. The decrease in yield was primarily due to lower short-term yields, coupled with an environment of lower long-term yields and higher yielding investment securities being called. During 2002, we purchased approximately $142 million of Fannie Mae (“FNMA”) securities. We believe these securities will have a duration of less than three years. This will allow us to achieve higher yields until longer term investments are acquired. Net investment income as a percentage of total average investments was 6.3% in 2002 compared to 6.6% in 2001. Net investment income after-tax, as a percentage of total average investments, was 5.0% in 2002 and 5.3% in 2001.

	Year Ended
	December 31,

Investment Return:	2002	2001

		(Restated)

	(Dollars in thousands)
Average month-end investments (at cost)	$1,576,219	$1,506,485
Net investment income before tax	98,466	99,563
Net investment income after-tax	78,236	79,124
Net investment income as a percentage of average net investments (at cost)	6.3%	6.6%
Net investment income after-tax as a percentage of average net investments (at cost)	5.0%	5.3%

Premium Finance and Service Fees

      Premium finance and service fees increased $3.7 million, or 20.6%, during 2002, as a result of increased business and a service fee increase on Massachusetts new and renewal business from three dollars to four dollars per installment payment, for policies with effective dates on or after July 1, 2002.

Investment Gains and Losses

      Net realized investment losses totaled $82.4 million during 2002 as compared to $10.6 million in 2001. Net realized investment losses during 2002 were primarily centered in two areas: closed-end preferred stock mutual funds and other-than-temporary impairments. Declines in the market values of utility common stocks held by various closed-end preferred stock mutual funds totaling $44.6 million were the primary reasons for these losses. We reflect these declines through realized losses because our significant level of ownership requires the use of the equity method of accounting for these funds. See “— Critical Accounting Policies — Investments” above for more information on our use of the equity method of accounting for these funds.

      The realized losses for 2002 also resulted from write-downs for other-than-temporary declines in the market value of certain fixed maturities, preferred and common stocks totaling $32.1 million. Our management focuses on the potential impairment of investments for other-than-temporary declines in market value. During 2002, an impairment in an investment was deemed to be other-than-temporary when a security’s market value had diminished by more than 25% of cost for two consecutive calendar quarters. If the contractual terms of the security were being complied with, management performed a cash flow valuation to determine the potential impairment of the security. If the security was deemed impaired, we adjusted the security’s cost to market value by recording a realized loss based on publicly available information or, in the absence of such information, to a value based on cash flow modeling. See “— Critical Accounting Policies — Investments” above for more information about our current policy for determining whether an other-than-temporary decline in investment securities has occurred.

      During 2002, $3.7 million in realized investment losses were also incurred related to our investments in venture capital funds. These investments primarily provide seed capital for start-up companies with emerging high technology initiatives in the financial services industry. These investments are made in limited partnerships and our exposure to loss is limited to our actual investment. Investments in these venture capital funds are accounted for on an equity basis.

Losses and Loss Adjustment Expenses

      Our loss ratio (on a statutory basis) increased to 75.1% in 2002 as compared to 74.5% in 2001. The primary reasons for this increase were higher private passenger automobile losses from CAR as a result of increased participation in CAR and higher CAR loss ratios, coupled with an increase in the frequency of personal automobile bodily injury claims compared to last year. Another factor in the increase resulted from business written outside of Massachusetts for which the loss ratio increased to 86.4% during 2002 as compared to 84.6% for 2001. These factors were somewhat offset by a lower physical damage claim frequency and a lower loss ratio in the Massachusetts commercial automobile line.

      The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expense, net of reinsurance deductions from all reinsurers including CAR, as shown in our consolidated financial statements for the years indicated.

	Year Ended
	December 31,

	2002	2001

		(Restated)

	(Dollars in thousands)
Loss and loss adjustment expense reserves, beginning of year, prior to effect of ceded reinsurance recoverable	$594,156	$585,867

Incurred losses and loss adjustment expenses:
Provision for insured events of the current year	924,206	816,951
Decrease in provision for insured events of prior years	(14,437)	(35,320)

Total incurred losses and loss adjustment expenses	909,769	781,631

Payments:
Losses and loss adjustment expenses attributable to insured events of the current year	539,555	487,918
Losses and loss adjustment expenses attributable to insured events of prior years	286,022	285,424

Total payments	825,577	773,342

Loss and loss adjustment expense reserves prior to effect of ceded reinsurance recoverable	678,348	594,156
Ceded reinsurance recoverable	137,278	101,036

Reserves for losses and loss adjustment expenses at the end of year per financial statements	$815,626	$695,192

      The decrease in provision for insured events of prior years represents redundancies for reserves established for prior years. This decrease in provision was principally the result of re-estimation of unpaid losses and loss adjustment expenses principally on the personal automobile, commercial automobile and homeowners lines of business.

Policy Acquisition Costs

      As a percentage of net premiums written, our statutory underwriting expenses decreased to 23.6% in 2002 as compared to 24.2% in 2001. The improvement was primarily due to a lower mandated Massachusetts personal automobile commission rate in 2002 as compared to 2001, and to lower general underwriting expenses. Another factor in the decrease resulted from business written outside of Massachusetts where the underwriting expense ratio decreased to 29.7% for 2002 as compared to 32.6% for 2001. These factors were partially offset by higher contingent commission expenses and higher insolvency assessments. The 2002 underwriting ratio includes a $4.5 million charge, as compared to a $3.1 million charge in 2001, representing our allocation from the Massachusetts Insurers Insolvency Fund.

Combined Ratio

      Our statutory combined ratio was 98.7% for both 2002 and 2001. This resulted in an underwriting profit of 1.3% for both 2002 and 2001. This was the result of the factors mentioned above.

Income Taxes

      Our effective tax rate was 32.8% and 17.1% for the years ended December 31, 2002 and 2001, respectively. In 2002, the effective tax rate was affected by the write-off of deferred tax assets of $14.8 million. This amount was comprised of $10.9 million from the write-off of a deferred tax asset associated with realized losses on our closed-end preferred stock mutual funds that were ineligible for a tax benefit and $3.9 million of valuation allowance associated with our inability to claim a portion of our realized losses against prior years’ realized gains. In 2001, the effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends received deduction.

Change in Accounting Principle

      Due to the effect of the change in accounting principle related to SFAS No. 142 discussed earlier, we recorded income in the first quarter of 2002, net of taxes, of $11.2 million, or $0.34 per share (diluted).

Minority Interest in Net Loss of Subsidiary

      Effective January 1, 2002, the ownership interests in ACIC Holding Co., Inc. were recapitalized. Prior to the recapitalization at December 31, 2001, we maintained an 80% common stock interest and AAA Southern New England maintained a 20% common stock interest in ACIC Holding. Additionally, all ACIC Holding preferred stock was owned by us. The recapitalization resulted in the redemption of our ACIC Holding preferred stock in exchange for 3,000 additional shares of ACIC Holding common stock. This resulted in an increase in our ACIC Holding common stock interest to 95% with AAA SNE maintaining a 5% ACIC Holding common stock interest, with no preferred stock outstanding.

Net Earnings

      Our net earnings decreased $43.5 million, or 48.2%, to $46.8 million during 2002 as compared to $90.3 million in 2001, resulting primarily from an increase in our net realized investment losses of $71.8 million and an increase in our losses and loss adjustment expenses of $128.1 million, which together more than offset an increase of $166.4 million in our earned premiums, all as previously described in this section. Net earnings for 2002 included income, net of taxes, of $11.2 million due to the effect of a change in accounting principle related to SFAS No. 142. See “— Change in Accounting Principle.”

Year Ended December 31, 2001 (Restated) Compared to Year Ended December 31, 2000

Overview

      Our net earnings for the year ended December 31, 2001 were adversely affected primarily by our net realized investment losses and, to a lesser extent, by an increase in our losses and loss adjustment expense, which together more than offset an increase in our earned premiums.

      Our net realized investment losses totaled $10.6 million for 2001, representing a decline of $40.2 million, or 136.0%, compared to net realized investment gains of $29.6 million in 2000. Our net realized investment losses in 2001 resulted primarily from:

•	a decline of $9.1 million in the value of our investment in a venture capital fund that we began accounting for using the equity method of accounting in 2001; and

•	a decline of $22.0 million in the net asset values of various closed-end preferred stock mutual funds that we also accounted for using the equity method of accounting.

See “— Investment Gains and Losses.”

      Our losses and loss adjustment expenses increased by $95.5 million, or 13.9%, in 2001 compared to 2000. The increase resulted primarily from our premium growth and an increase in our pure loss ratio (on a statutory basis and excluding LAE) to 65.4% for 2001 compared to 63.1% for 2000, due primarily to more adverse weather conditions in 2001 in our Massachusetts market. See “— Losses and Loss Adjustment Expenses (2001 Restated).”

      Our earned premiums increased by $89.2 million, or 9.3%, in 2001 compared to 2000, resulting primarily from:

•	an increase of $61.6 million, or 8.6%, in earned premiums for personal automobile coverage in Massachusetts;

•	an increase of $16.4 million, or 16.4%, in earned premiums for personal automobile coverage outside of Massachusetts; and

•	an increase of $10.5 million, or 32.1%, in earned premiums for commercial automobile coverage in Massachusetts.

      See “— Premiums.”

Premiums

      The following table compares direct premiums written, net premiums written and earned premiums for the years ended December 31, 2001 and 2000:

	Year Ended December 31,

	2001	2000	$ Change	% Change

	(Dollars in thousands)
Direct Premiums Written:
Personal automobile in Massachusetts	$859,922	$827,180	$32,742	4.0%
Personal automobile in all other states	122,320	103,496	18,824	18.2
Commercial automobile in Massachusetts	58,088	43,243	14,845	34.3
Commercial automobile in all other states	1,514	104	1,410	*
Homeowners in Massachusetts	73,254	65,662	7,592	11.6
Homeowners in all other states	18,710	16,498	2,212	13.4
Other lines in Massachusetts	17,885	14,860	3,025	20.4
Other lines in all other states	714	606	108	17.8

Total direct premiums written	$1,152,407	$1,071,649	$80,758	7.5

Net Premiums Written:
Personal automobile in Massachusetts	$864,900	$839,394	$25,506	3.0%
Personal automobile in all other states	122,256	103,719	18,537	17.9
Commercial automobile in Massachusetts	60,986	44,848	16,138	36.0
Commercial automobile in all other states	1,477	104	1,373	*
Homeowners in Massachusetts	20,364	17,547	2,817	16.1
Homeowners in all other states	4,576	(1,658)	6,234	*
Other lines in Massachusetts	4,236	4,916	(680)	(13.8)
Other lines in all other states	172	41	131	319.5

Total Net Premiums Written	$1,078,967	$1,008,911	$70,056	6.9

Earned Premiums:
Personal automobile in Massachusetts	$776,552	$714,972	$61,580	8.6%
Personal automobile in all other states	116,479	100,101	16,378	16.4
Commercial automobile in Massachusetts	43,008	32,548	10,460	32.1
Commercial automobile in all other states	711	19	692	*
Homeowners in Massachusetts	19,119	17,364	1,755	10.1
Homeowners in all other states	3,731	4,186	(455)	(10.9)
Other lines in Massachusetts	3,290	3,434	(144)	(4.2)
Other lines in all other states	158	162	(4)	(2.5)
Assumed Premiums from CAR	80,176	81,300	(1,124)	(1.4)
Assumed Premiums from other than CAR	428	397	31	7.8

Total earned premiums	$1,043,652	$954,483	$89,169	9.3

Earned premiums in Massachusetts	$841,969	$768,318	$73,651	9.6%
Earned premiums — assumed	80,604	81,697	(1,093)	(1.3)
Earned premiums in all other states	121,079	104,468	16,611	15.9

Total earned premiums	$1,043,652	$954,483	$89,169	9.3

*	Calculation is not meaningful.

      The $32.7 million, or 4.0%, increase in Massachusetts personal automobile direct premiums written resulted primarily from increases of 5.8% and 7.1% in the number of Massachusetts personal automobile exposures for liability and physical damage coverage, respectively, partially offset in 2001 by decreases in rates for the coverage types noted below. The components of these changes from the previous year for 2001 and 2000 were as follows:

	2001	2000
Coverage Type	Rate Change(1)	Rate Change(1)

Liability:
Bodily injury	(2.1)%	1.0%
Personal injury protection	(12.9)	6.4
Property damage to others	1.0	20.8
Physical Damage:
Collision	(0.1)	1.7
Comprehensive	(7.6)	2.4
Total(2)	(1.9)	6.2

(1)	Represents change in our average rate per exposure from our prior year average rate for Massachusetts private passenger automobile premiums.

(2)	The total rate change depicted is the result of the weighted average of premiums written for all coverages divided by liability exposures only, due to the fact that all exposures are required to carry liability coverage.

      The above percentage changes were primarily the result of rate modifications in the individual coverage components in the 2001 state mandated rates, offset by changes in our safe driver rate deviations, and changes in the distributions of the business written by us. The combination of these factors resulted in a 1.9% decrease in the average personal automobile premium per exposure in 2001. Despite the 2001 state mandated average rate decrease of 8.3%, the smaller decrease in the average personal automobile premium per exposure was primarily due to the above-noted changes. Also having an impact was the fact that the announced rate decision did not estimate future purchases of new automobiles in the year to which the rate decision applied. Additionally, our mix of personal automobile business differs from that of the industry. In 2001, we offered our customers safe driver deviations of 2.0% to drivers with SDIP classifications of Step 9, those classified as the safest drivers, and 0.0% for Step 10, those classified as the next safest drivers (6.0% for Step 9 and 2.0% for Step 10 in 2000).

      The AAA affinity group discount for 2001 was established at 6.0%, which was unchanged from 2000. In 2001, for drivers who qualified, our AAA affinity group discount and safe driver deviations could be combined for up to a 7.9% reduction from state mandated rates, as compared to a reduction of up to 11.6% in 2000.

      Personal automobile direct premiums written in other states increased $18.8 million, or 18.2%; however, an overall depressed rate environment resulted in diminished underwriting profits. Personal automobile direct premiums written by American Commerce increased $7.3 million, or 9.4%, to $85.1 million as compared to $77.8 million due primarily to book rollovers of business from existing agents, partially offset by decreases in states where we are not actively pursuing writings. Personal automobile direct premiums written from Commerce West increased $11.5 million, or 44.5%, to $37.2 million as compared to $25.7 million.

      Direct premiums written for Massachusetts commercial automobile insurance increased by $14.8 million, or 34.3%, in 2001 due primarily to an increase of approximately 9.0% in the number of policies written, combined with a 23.5% increase in the average commercial automobile premium per policy. The increase in premium per policy was attributable to a hardening of the commercial automobile market, as well as our increasing our volume of larger commercial automobile accounts. We experienced an increase of approximately $3.7 million in 2001 from policies with premiums in excess of $50,000. In addition, base rates for other voluntary commercial automobile policies increased moderately during 2001, and a reduction in

Individual Risk Premium Modification, or IRPM, credits occurred, favorably affecting average premium per policy. In addition, we experienced an increase of approximately 10% in rates for policies written through CAR. The increased business was attributable to our initiative to expand writings.

      Direct premiums written for Massachusetts homeowners insurance increased by $7.6 million, or 11.6%, in 2001 due primarily to a 6.4% increase in the number of Massachusetts policies written coupled with a 5.0% increase in the average Massachusetts premium per policy. The increase in business was primarily attributable to existing and newly appointed agents. Homeowners insurance written by American Commerce in other states increased $2.2 million, or 13.4%, to $18.7 million in 2001 due primarily to book rollovers of business from existing agents.

      The $70.1 million, or 6.9%, increase in net premiums written was primarily due to the growth in direct premiums written as described above partially offset by an increase in premiums ceded to CAR and an increase in premiums ceded to reinsurers other than CAR. Net premiums written for homeowners in all other states increased $6.2 million, with net premiums written of $4.6 million in 2001, as compared to a loss of $1.7 million in net premiums in 2000. The reason for negative written premiums in 2000 was due to American Commerce joining the quota share reinsurance agreement effective January 1, 2000. An unearned premium transfer of $6.0 million occurred effective January 1, 2000, which had a direct impact on net written premiums.

      The $89.2 million, or 9.3%, increase in earned premiums during 2001 as compared to 2000, was primarily due to increases in written exposures for Massachusetts personal automobile liability and physical damage, coupled with an increase in earned premium per exposure. The increase in earned premium per exposure (versus a decrease in written premium per exposure) occurred because of the time lag in earning the premium once it is written. This resulted in a $61.6 million, or 8.6%, increase in Massachusetts personal automobile earned premium.

Net Investment Income (2001 Restated)

      As depicted in the following table, net investment income for 2001 increased $2.8 million, or 2.9%, compared to 2000, principally as a result of an increase in average invested assets (at cost), partially offset by a decrease in yield. The decrease in yield was primarily due to lower short-term yields on larger cash and cash equivalent balances, coupled with an environment of higher yielding fixed maturities being called. Net investment income as a percentage of total average investments was 6.6% in 2001 compared to 6.9% in 2000. Net investment income after tax as a percentage of total average investments was 5.3% and 5.7% for 2001 and 2000, respectively.

	Year Ended December 31,

Investment Return	2001	2000

	(Restated)

	(Dollars in thousands)
Average month-end investments (at cost)	$1,506,485	$1,395,159
Net investment income before tax	99,563	96,830
Net investment income after-tax	79,124	79,547
Net investment income as a percentage of average net investments (at cost)	6.6%	6.9%
Net investment income after-tax as a percentage of average net investments (at cost)	5.3%	5.7%

Premium Finance and Service Fees

      Premium finance and service fees increased $2.6 million, or 17.0%, during 2001, as a result of increased premiums as discussed earlier.

Amortization of Excess of Book Value of Subsidiary Interest Over Cost

      As a result of the acquisition of American Commerce, the amount representing the excess of the fair value of the net assets acquired over the purchase price at January 29, 1999 was $16.9 million. During 2001 and 2000, this amount was amortized into revenue on a straight-line basis over a five-year period. The amount amortized into revenue in both 2001 and 2000 was $3.4 million.

Investment Gains and Losses

      Net realized investment losses totaled $10.6 million during 2001 as compared to gains of $29.6 million in 2000. Of the net realized losses during 2001, $9.1 million was a result of our venture capital fund investments. These investments primarily provide seed capital for start-up companies with emerging high technology initiatives in the financial services industry. These investments are made in limited partnerships and our exposure to loss is limited to the actual investment. In 2001, we began to account for these investments on an equity basis. The equity in the operating results of these funds has been reflected in realized gains and losses. Prior to this change, the operating results were not material and were therefore reflected in accumulated other comprehensive income and loss.

      Our net realized investment losses for 2001 also reflect the decline in the net asset value of seven closed-end preferred stock mutual funds that we must categorize as realized investment gains using the equity method of accounting. See “— Critical Accounting Policies — Investments” above. Our net realized investment gains for 2000 includes $26.6 million of net realized investment gains attributable to the fund investments that we must account for using the equity method. For 2001, we recognized $4.6 million of net investment gains attributable to such funds, resulting in a $22.0 million, or 82.8%, decrease in our reported net investment gains for such investments in 2001 compared to 2000.

Loss and Loss Adjustment Expenses (2001 Restated)

      Losses and LAE incurred increased $95.5 million, or 13.9%, in 2001 as compared to 2000. Our Massachusetts operations experienced declining underwriting results due primarily to increased losses in the homeowners property business and in comprehensive personal automobile, due to more adverse weather conditions in 2001 compared to 2000. Our pure loss ratio of net incurred losses, excluding LAE, to premiums earned on Massachusetts personal automobile was 65.4% in 2001 compared to 63.1% in 2000. The commercial automobile pure loss ratio increased to 61.8% in 2001 compared to 59.7% in 2000. These increases were due primarily to higher bodily injury losses and to higher physical damage losses coupled with worse experience in the business assumed from CAR during this period. For Massachusetts homeowners (gross of reinsurance), the pure loss ratio was 47.6% in 2001 compared to 40.0% in 2000. This increase was the result of more claims for Massachusetts homeowner business due to less favorable weather conditions, primarily during the first six months of 2001. Pure loss ratios for homeowners insurance written by subsidiaries in other states increased to 67.5% in 2001 compared to 62.9% in 2000.

      The loss ratio (on a statutory basis) for Commerce West and American Commerce was 85.1% and 84.4%, respectively, in 2001, compared to 69.3% and 84.5% respectively, in 2000. The increase in the loss ratio for Commerce West was primarily attributable to a substantial increase in non-standard automobile writings with loss ratios that are significantly higher than for standard automobile policies.

      The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expense, net of reinsurance deductions from all reinsurers including CAR, as shown in our consolidated financial statements for the periods indicated.

	Year Ended
	December 31,

	2001	2000

	(Restated)

	(Dollars in thousands)
Loss and loss adjustment expense reserves, beginning of year, prior to effect of ceded reinsurance recoverable	$585,867	$558,779

Incurred losses and loss adjustment expenses:
Provision for insured events of the current year	816,951	728,582
Decrease in provision for insured events of prior years	(35,320)	(42,425)

Total incurred losses and loss adjustment expenses	781,631	686,157

Payments:
Losses and loss adjustment expenses attributable to insured events of the current year	487,918	402,040
Losses and loss adjustment expenses attributable to insured events of prior years	285,424	257,029

Total payments	773,342	659,069

Loss and loss adjustment expense reserves prior to effect of ceded reinsurance recoverable	594,156	585,867
Ceded reinsurance recoverable	101,036	98,938

Reserves for losses and loss adjustment expenses at the end of year per financial statements	$695,192	$684,805

      The decrease in provision for insured events of prior years represents redundancies for reserves established for prior years. This decrease in provision was principally the result of re-estimation of unpaid losses and loss adjustment expenses principally on the personal automobile, commercial automobile and homeowners lines of business.

Policy Acquisition Costs (2001 Restated)

      Policy acquisition costs increased by $21.1 million, or 8.7%, in 2001. As a percentage of net premiums written, our statutory underwriting expense ratio for 2001 was 24.2% compared to 25.1% in 2000. The decreased 2001 underwriting expense ratio resulted primarily from a lower provision for accrued contingent commissions, lower insolvency assessments and lower expenses due to the continued effects of certain cost reduction programs. The 2000 underwriting ratio includes a $4.9 million charge as compared to a $3.1 million charge in 2001, representing our allocation from the Massachusetts Insurers Insolvency Fund. The underwriting expense ratio (on a statutory basis) for Commerce West was 32.7% for 2001 as compared to 35.8% for 2000. The underwriting expense ratio (on a statutory basis) for American Commerce was 32.6% for 2001 compared to 29.3% for 2000.

Income Taxes (2001 Restated)

      Our effective tax rate was 17.1% and 22.5% for the years ended December 31, 2001 and 2000, respectively. In both years our effective rate was lower than the statutory rate of 35% primarily due to tax-exempt interest income and the corporate dividends received deduction.

Minority Interest in Net Loss of Subsidiary

      ACIC Holding is our joint venture with AAA SNE that we organized to acquire American Commerce. During 2001 and 2000, our interest in ACIC Holding was represented by ownership of 80% of the outstanding shares of its common stock, and AAA SNE maintained a 20% common stock ownership. The minority interest of $863,000 included in the consolidated statement of earnings for 2001 represents 20% of the net loss for ACIC Holding, calculated after the $9.6 million preferred stock dividend paid to Commerce, to the extent of the minority interest. This compares to $320,000 minority interest in net loss of subsidiary after $9.2 million in preferred stock dividends paid to Commerce in 2000. During the third quarter of 2001, the net losses of ACIC Holding exceeded the minority interest balance sheet component, after which time all of ACIC Holding’s net loss was reflected in our net earnings.

Net Earnings (2001 Restated)

      Our net earnings decreased $41.8 million, or 31.7%, to $90.3 million during 2001 as compared to $132.1 million in 2000, as our net realized investment results declined by $40.2 million and our losses and loss adjustment expenses increased by $95.5 million, which together more than offset an increase of $89.2 million in our earned premiums, all as previously described in this section.

Liquidity and Capital Resources

      The primary sources of our liquidity are funds generated from insurance premiums, net investment income, premium finance and service fees and the maturing and sale of investments. The discussion of these items can be found above in this prospectus under “Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002 (Restated)” and “Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 (Restated).”

      Our operating activities provided cash of $101.2 million in the six months ended June 30, 2003 as compared to $90.7 million during the same period of 2002, representing an increase of $10.5 million, or 11.6%. Premiums collected less loss and policy acquisition cost payments were $9.0 million higher for the six months ended June 30, 2003 compared to the same period of 2002. The primary reason for this increase is that the increase in premiums collected outpaced the increase in losses and LAE paid and the policy acquisition costs paid. This occurs when we have significant increases in business as claims paid tend to lag behind premiums collected. Loss payments may increase at a faster pace in the second half of 2003 and subsequent periods than premiums collected as a result of the “lag” catching up. Additionally, premium finance and service fees collected increased $3.2 million, or 32.5%, for the six months ended June 30, 2003 primarily as the result of increased business and a service fee increase on Massachusetts new and renewal business from $3.00 to $4.00 per installment payment, for policies with effective dates of July 1, 2002 and forward. These increases were partially offset by a $7.0 million reduction in other income in 2003 as compared to 2002. In the first quarter of 2002 we received a $7.0 million payment from an agreement to assume the personal automobile insurance written by Berkshire Mutual Insurance Company.

      Our operating activities provided cash of $227.5 million for the year ended December 31, 2002, as compared to $106.2 million for 2001, representing an increase of $112.4 million, or 114.3%. The primary reason for this increase is that the increase in premiums collected outpaced the increase in losses, LAE paid and policy acquisition costs paid. Additionally, premium finance and service fees collected increased $3.7 million, or 20.6%, primarily as the result of increased business and a service fee increase on new and renewal business in Massachusetts from $3.00 to $4.00 per installment payment, for policies with effective dates of July 1, 2002 and forward.

      For the six months ended June 30, 2003 and 2002 net cash flows from investing activities used cash of $134.5 million and $61.8 million, respectively. The majority of the $72.7 million difference was a $505.7 million increase in the purchases of fixed and equity securities, partially offset by an increase in the proceeds from the sales of fixed maturities, equities and closed-end preferred stock mutual funds totaling $418.4 million. During the second quarter of 2003 we shortened the overall duration of our investment portfolio by reducing our holdings in certain long-term fixed income instruments, equities and closed-end preferred stock mutual funds. This change in strategy resulted in the realization of significant investment gains. We will continue to reduce the duration of the investment portfolio in order to continue to protect ourselves from anticipated future increases in overall interest rates. Investing activities were funded by the accumulation of cash and cash provided by operating activities.

      For the year ended December 31, 2002, investing activities used cash of $127.2 million, as compared to net cash flows provided by investing activities of $35.2 million for 2001. The majority of the difference was a $169.4 million increase in the purchase of fixed maturities. We purchased shorter duration fixed maturities during 2002 as compared to 2001. We also had a $32.8 million increase in the purchase of equity securities and a decline of $29.0 million in the proceeds from sale of equity securities. These were offset by an increase of $37.0 million in proceeds from maturity of fixed maturities, an increase of $25.0 million in proceeds from sale of fixed maturities and a decline of $15.3 million in the purchase of closed-end preferred stock mutual funds. The increase in fixed maturities was primarily due to the purchase of the previously mentioned FNMAs and offset by the calls and maturities of municipal bonds coupled with principal paydowns of Ginnie Mae (“GNMA”) securities. The increase in preferred stocks was primarily the result of purchases in the utility and financial services sectors. Investing activities were funded by accumulated cash and cash provided by operating activities in 2002 and 2001.

      Cash flows used in financing activities totaled $25.6 million during the six months ended June 30, 2003 compared to $29.5 million during the same period of 2002. For the six months ended June 30, 2003, cash flows used in financing activities consisted of dividends paid to stockholders of $20.2 million, coupled with $8.1 million used to purchase 236,400 shares of treasury stock under our stock buyback program, partially offset by $2.6 million from the issuance of capital stock. For the six months ended June 30, 2002, cash flows used in financing activities consisted of dividends paid to stockholders of $20.2 million and $17.2 million used to purchase 438,644 shares of treasury stock under our stock buyback program, partially offset by $7.9 million from the issuance of common stock pursuant to our stock option plan.

      Cash used in financing activities totaled $79.0 million during the year ended December 31, 2002 compared to $63.2 million during 2001. During 2002, cash flows used in financing activities consisted of $40.3 million in dividends paid to stockholders and $48.8 million used to purchase 1.3 million shares of treasury stock, partially offset by $10.1 million from the issuance of common stock pursuant to our stock option plan. During 2001, cash flows used in financing activities consisted of $40.0 million in dividends paid to stockholders and $23.3 million used to purchase approximately 623,000 shares of treasury stock.

      We purchased a 130,000 square foot building in 2001 and renovated it during 2002. Expenditures in 2002 and 2001 for the land and building were $13.1 million and $4.9 million, respectively. The project was substantially complete as of December 31, 2002.

      We rely upon dividends from our subsidiaries for our cash requirements, including payments of interest and principal on the notes. Under Massachusetts law, if our subsidiaries wish to make any dividend or other distribution to us, they may, within certain limitations, pay such dividends and then file a report with the Commissioner. Dividends in excess of these limitations are called extraordinary dividends. An extraordinary dividend is any dividend or other property, whose fair value, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of ten percent of the insurer’s surplus as of the end of the preceding year, or its net income for the preceding year. No pro-rata distribution of any class of the insurer’s own securities may be included in this calculation, and it may not pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 2002, 2001 or 2000 by any of our subsidiaries. Similar laws exist in California and Ohio. No extraordinary dividend was paid by American Commerce in 2002 or 2001 and no dividends have been paid by Commerce West since its acquisition. The aggregate amount of dividends calculated in accordance with regulations of Massachusetts, California and Ohio that may be paid in 2003 from all of our insurance subsidiaries without prior regulatory approval is approximately $76.0 million, of which $66.2 million has been approved and paid as of June 30, 2003.

      Our funds are generally invested in securities with maturities intended to provide adequate funds to pay claims without the forced sale of investments. The carrying value (at market and equity) of total investments at June 30, 2003 was $1.75 billion. At June 30, 2003, we held cash and cash equivalents of $111.0 million. These funds provide sufficient liquidity for the payment of claims and other short-term cash needs.

      Our fixed income portfolio’s weighted average duration (which includes all fixed maturities and preferred stocks) as of June 30, 2003, was 3.7 years. At December 31, 2002 our fixed income portfolio had a weighted average duration of 4.5 years versus 5.7 years at December 31, 2001. The “duration” of a security is the time-weighted present value of the security’s expected cash flows and is used to measure a security’s price sensitivity to changes in interest rates. The weighted average duration is short compared to the average stated maturity because of the relatively large percentage of GNMA, FNMA and municipal housing bonds in the fixed maturity portfolio. The duration reflects industry prepayment assumptions. The municipal housing bonds are similar in nature to GNMAs in that they pay down principal during the life of the bond. For these types of bonds, investors are compensated primarily for reinvestment risk rather than credit quality risk. During periods of significant interest rate volatility, the underlying mortgages may prepay more quickly or more slowly than anticipated. If the repayment of principal occurs earlier than anticipated during periods of declining interest rates, investment income may decline due to the reinvestment of these funds at the lower current market rates. The Bloomberg Financial System, which was used to calculate the above duration data, utilizes optional call dates, sinking fund requirements and assumes a non-static prepayment pattern in deriving these averages.

      Of our bonds and preferred stocks, 96.5% and 97.9% were rated in either of the two highest quality categories provided by the National Association of Insurance Commissioners, known as NAIC, for 2002 and 2001, respectively. Of all our other securities, eight, with a cost of $16.3 million and a market value of $18.0 million, are private placement securities and therefore are not rated by a rating agency.

      The decrease in the carrying value of the closed-end preferred stock mutual funds to $259.4 million at June 30, 2003 from $270.6 million at December 31, 2002 was primarily the result of sales, which accounted for the decrease in cost of preferred stock mutual funds from $294.2 million at December 31, 2002 to $244.8 million at June 30, 2003. These sales were partially offset by increases in the net asset value of the preferred stock mutual funds which we held. See “— Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002 (Restated) — Investment Gains and Losses.” These increases were the direct result of the decline in interest rates during the second quarter of 2003. If interest rates at September 30, 2003 are higher than they were at June 30, 2003, the respective net asset values of those funds very likely would be less than they were at June 30, 2003, and we would recognize a net realized investment loss for the three months ended September 30, 2003 for any fund in which we owned 20% or more.

      Our liabilities totaled $1.87 billion at June 30, 2003 as compared to $1.59 billion at December 31, 2002. The $280.7 million, or 17.7%, increase was primarily comprised of increases in unpaid losses and loss adjustment expenses, unearned premiums and a payable for securities purchased. The liability for losses and loss adjustment expense reserves increased $77.6 million, or 9.5%, primarily as a result of increased business. Unearned premiums increased $135.6 million, or 19.7%, due primarily to increases in our business, coupled with the seasonality of the policy effective dates of our business. Payable for securities purchased totaled $52.4 million at June 30, 2003 as compared to zero at December 31, 2002. This was the result of securities purchased with trade dates in June 2003 that were not settled until July 2003.

      Our liabilities increased $243.3 million, or 18.1%, to $1.59 billion at December 31, 2002 as compared to $1.35 billion at December 31, 2001. Loss and loss adjustment expense reserves comprised 51.3% of our liabilities at December 31, 2002 compared with 51.7% at December 31, 2001. Unearned premiums comprised 43.3% of our liabilities at December 31, 2002 compared with 41.9% at December 31, 2001. All other liabilities comprised 5.4% of our liabilities at December 31, 2002, compared with 6.4% at December 31, 2001. Loss and loss adjustment expense reserves increased $120.4 million, or 17.3%. Unearned premiums increased $123.7 million, or 22.0%, due primarily to increased business in 2002.

      Liabilities for unpaid losses and loss adjustment expenses at June 30, 2003 and December 31, 2002 and 2001 consisted of:

		December 31,
	June 30,
	2003	2002	2001

			(Restated)

	(Dollars in thousands)
Net voluntary unpaid loss and LAE reserves	$702,470	$650,892	$562,456
Voluntary salvage and subrogation recoverable	(89,312)	(88,108)	(73,393)
Assumed unpaid loss and LAE reserves from CAR	149,331	138,355	125,787
Assumed salvage and subrogation recoverable from CAR	(22,790)	(22,790)	(20,695)

Total voluntary and assumed unpaid loss and LAE reserves	739,699	678,349	594,155
Adjustment for ceded unpaid loss and LAE reserves	162,549	146,277	110,037
Adjustment for ceded salvage and subrogation recoverable	(9,000)	(9,000)	(9,000)

Total unpaid loss and LAE reserves	$893,248	$815,626	$695,192

      We have negotiated a 65% quota-share agreement for one year with modified terms. The new program became effective July 1, 2003. In the event of a catastrophe, recovery is limited to 65% of the loss with a maximum recovery estimated at $225 million, equating to a total loss to us of $347 million. Several limitations were added to the new contract regarding losses related to nuclear, chemical, and biological terrorist events. Our maximum loss recovery in case of these types of events is estimated at $26 million. Our 100 and 250 year probable maximum loss events have been estimated at approximately $180 million and $290 million, respectively, based on policies in force at December 31, 2002. Please refer to “Our Business — Reinsurance — Quota Share Reinsurance” elsewhere in this prospectus for additional information about our current quota share reinsurance program.

      Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer’s annual net premiums written to statutory policyholders’ surplus should not exceed 3.00 to 1.00. The following table presents, on a consolidated basis, our net premiums written to statutory surplus ratio:

For the
	Six Months		For the
	Ended		Year Ended
	June 30,		December 31,

	2003(1)	2002(1)	2002	2001	2000

Net premiums written to statutory surplus ratio:	2.12:1	1.79:1	1.98:1	1.51:1	1.53:1

(1)	For the twelve months ended June 30, 2003 and 2002, respectively. This data is not available for six-month periods.

      We have commitments in two venture capital fund investments. These investments are made in limited partnerships and our exposure to loss is limited to our actual investment. One limited partnership investment required a commitment by us to invest up to $50.0 million into the partnership. To date we have invested $25.1 million into the partnership, leaving a balance for funds available for commitment to the partnership of $24.9 million. The partnership was formed to operate as an investment fund principally for the purpose of making investments primarily in equity, equity-related and other securities issued in expansion financing, start-ups, buy-outs and recapitalization transactions relating to companies in the areas of insurance, financial services, e-commerce, healthcare, and related businesses, including, without limitation, service and technology enterprises supporting such businesses.

      The other limited partnership interest required a commitment by us to invest up to $3.5 million into the partnership. To date we have invested $2.6 million into the partnership. The partnership was formed to operate as an investment fund principally for the purpose of making investments in equity and equity-related securities of companies operating in the area of insurance distribution and distribution related activities.

      In connection with the acquisition of American Commerce in January 1999, we granted stock options to agents that had been placing business with American Commerce before the acquisition. As of the date of this prospectus, 1,872,380 of these options are outstanding. Each option may be exercised on or after January 29, 2004 based on the average annual volume of direct premiums written from private automobile and homeowner insurance that the agent places with American Commerce during the five-year period ending on December 31, 2003. The options will expire on January 29, 2009. Each option has two components: a call option and a put option. The call option permits the agents to purchase a certain amount of our common stock at an exercise price of $36.32 per share. The put option allows the agent to require us to purchase the option from the agent at a price of $3.68 per share. The agents would have an incentive to exercise their put options if the price of our common stock was below $40.00 on the exercise date. Our total liability under the put options, assuming that they become fully exercisable, would be $6.9 million.

Market Risk: Interest Rate Sensitivity and Equity Price Risk

      Our investment strategy emphasizes investment yield while maintaining investment quality. The focus of our investment objectives continues to be maximizing after-tax investment income through investing in high quality diversified investments structured to maximize after-tax investment income while minimizing risk. Our funds are generally invested in securities with maturities intended to provide adequate funds to pay claims and meet other operating needs without the forced sale of investments. During the second quarter of 2003 we shortened the overall duration of our investment portfolio by reducing our holdings in certain long-term fixed income instruments, equities and closed-end preferred stock mutual funds. If market conditions warrant, we will continue to reduce the duration of the investment portfolio in order to endeavor to protect ourselves from anticipated future increases in overall interest rates. Unrealized investment gains and losses on our investments, to the extent that there is no other-than-temporary impairment of value, are credited or charged to a separate component of stockholders’ equity, known as “net accumulated other comprehensive income (loss),” net of tax, until realized.

      In conducting investing activities, we are subject to, and assume, market risk. Market risk is the risk of an adverse financial impact from changes in interest rates and market prices. The level of risk assumed by us is a function of our overall objectives, liquidity needs and market volatility.

      We manage our market risk by focusing on higher quality equity and fixed income investments, by periodically monitoring the credit strength of companies in which investments are made, by limiting exposure in any one investment and by monitoring the quality of the investment portfolio by taking into account credit ratings assigned by recognized rating organizations. Our portfolio includes six securities in default, one municipal bond, two corporate bonds and three preferred stocks, with a carrying value of $15.9 million as of June 30, 2003. Of our bonds and preferred stocks, 95.6% were rated in either of the two highest qualities categories provided by the NAIC as of June 30, 2003. Although we have significant holdings of various closed-end preferred stock mutual funds, these funds are comprised primarily of preferred and common stocks traded on national stock exchanges, thus limiting exposure to any one investment.

      Interest Rate Sensitivity. As part of our investing activities, we assume positions in fixed maturity, equity, short-term and cash equivalents markets. We are, therefore, exposed to the impacts of interest rate changes in the market value of investments. At June 30, 2003, our exposure to interest rate changes and equity price risk has been estimated using sensitivity analysis. The interest rate impact is defined as the effect of a hypothetical interest rate change of plus-or-minus 200 basis points on the market value of fixed maturities and preferred stocks.

      Changes in interest rates would result in unrealized gains or losses in the market value of the fixed maturity and preferred stock portfolio due to differences between current market rates and the stated rates for these investments. The following table summarizes our interest rate risk, based on the results of the sensitivity analysis at June 30, 2003. The table also reflects the changes in market value and stockholders’ equity that would be attributable to realized investment gains (losses) that we would recognize under the equity method of accounting with respect to the change in the net asset value of any mutual fund in which we own 20% percent or more of the shares outstanding. See “— Critical Accounting Policies — Investments” above.

	Estimated Market		Hypothetical
	Value of Fixed		Percentage Increase
	Income and	Estimated	(Decrease) in
	Preferred Stock	Change in	Stockholders’
Hypothetical Change in Interest Rates	Investments	Market Value	Equity(1)

	(Dollars in thousands)
200 basis point increase	$674,396	$(74,520)	(5.7)%
No change	748,916	—	—
200 basis point decrease	807,969	59,053	4.5%

(1)	Net of income taxes at an assumed rate of 35%.

      Equity Price Risk. The equity price risk is defined as a hypothetical change of plus-or-minus 10% in the market value of common stocks. The following table summarizes our equity price risk, based on the results of the sensitivity analysis at June 30, 2003:

	Estimated Market		Hypothetical
	Value of		Percentage Increase
	Common	Estimated	(Decrease) in
	Equity	Change in	Stockholders’
Hypothetical Change in Market Price	Investments	Market Value	Equity(1)

	(Dollars in thousands)
20% price increase	$513,281	$85,547	6.5%
10% price increase	470,507	42,773	3.3%
No change	427,734	—	—
10% price decrease	384,961	(42,773)	(3.3)%
20% price decrease	342,187	(85,547)	(6.5)%

(1)	Net of income taxes at an assumed rate of 35%.

      The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions such as the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, reinvestment and replacement of asset and liability cash flows and other assumptions. While assumptions are developed based upon current economic conditions, we cannot provide any assurance as to the predictive nature of these assumptions. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment and refinancing levels likely deviating from those assumed and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that management might take in responding to or anticipating changes in interest rates.

Segment Information

      We have four reportable segments:

•	property and casualty insurance — Massachusetts;

•	property and casualty insurance — other than Massachusetts;

•	real estate and commercial lending; and

•	corporate and other.

      Our property and casualty insurance operations are written through Commerce Insurance, Citation, American Commerce, and Commerce West and are marketed to affinity groups, individuals, families and businesses through our relationships with professional independent insurance agencies. Our property and casualty insurance — Massachusetts segment also includes the operations of Clark-Prout Insurance Agency, our wholly-owned subsidiary. Our wholly-owned subsidiary, Bay Finance Company, Inc., originates and services residential and commercial mortgages in Massachusetts and Connecticut. The corporate and other segment represents the remainder of our activities, including those of Commerce Group.

      We evaluate performance and allocate resources based primarily on the property and casualty insurance segments, which represent over 99% of our total revenue for the past three years. The accounting policies of the reportable segments are the same as those used in the notes to the financial statements.

      Selected information by industry segment for the six months ended June 30, 2003, and the years ended December 31, 2002, 2001 and 2000 is summarized below:

		Earnings
		(Losses)
		Before Income
		Taxes, Change in
		Accounting
		Principle, and	Identifiable
	Revenue	Minority Interest	Assets

	(Dollars in thousands)
Six months Ended June 30, 2003
Property and casualty insurance:
Massachusetts	$696,654	$107,767	$2,373,840
Other than Massachusetts	109,833	3,730	319,943
Real estate and commercial lending	845	845	20,209
Corporate and other	1	(4,384)	15,390

Consolidated	$807,333	$107,958	$2,729,382

Six months Ended June 30, 2002 (Restated)
Property and casualty insurance:
Massachusetts	$529,863	$38,302	$2,053,485
Other than Massachusetts	75,862	(7,489)	261,763
Real estate and commercial lending	1,216	1,216	35,003
Corporate and other	—	(6,711)	12,882

Consolidated	$606,941	$25,318	$2,363,133

Year ended December 31, 2002
Property and casualty insurance:
Massachusetts	$1,092,396	$72,903	$2,073,853
Other than Massachusetts	161,962	(17,034)	269,091
Real estate and commercial lending	2,737	2,737	27,554
Corporate and other	24	(6,580)	12,190

Consolidated	$1,257,119	$52,026	$2,382,688

Year ended December 31, 2001 (Restated)
Property and casualty insurance:
Massachusetts	$1,011,318	$118,657	$1,857,921
Other than Massachusetts	135,483	(6,730)	245,397
Real estate and commercial lending	3,592	3,592	40,483
Corporate and other	3,397	(7,737)	10,830

Consolidated	$1,153,790	$107,782	$2,154,631

Year ended December 31, 2000
Property and casualty insurance:
Massachusetts	$969,624	$164,237	$1,780,724
Other than Massachusetts	121,028	7,115	236,240
Real estate and commercial lending	5,407	5,407	52,327
Corporate and other	3,421	(6,693)	6,323

Consolidated	$1,099,480	$170,066	$2,075,614

Recent Relevant Accounting Developments

      In July 2001, the Financial Accounting Standards Board, which we refer to in this prospectus as the FASB, issued SFAS No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.”

SFAS No. 141, effective for business combinations initiated after June 30, 2001, requires that all business combinations be accounted for under a single method — the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 142, effective January 1, 2002, requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized to earnings, but instead be reviewed at least annually for impairment. SFAS No. 142 also requires that other intangible assets will continue to be amortized over their useful lives.

      Effective January 1, 2002, in accordance with SFAS No. 142, we discontinued amortizing the balance sheet item “excess of book value of subsidiary interest over cost” which was $5.7 million and $8.4 million at year-end 2001 and 2000, respectively. The 2001 and 2000 impact of the amortization of this resulted in approximately $3.4 million or $0.10 per share for both years, of annual operating earnings. Additionally, we no longer amortize the negative goodwill resulting from the purchase of closed-end preferred stock mutual funds effective January 1, 2002. The amount of unamortized negative goodwill at December 31, 2001 and 2000 was $6.4 million and $14.7 million, respectively. The 2001 and 2000 impact of the amortization of this was $3.2 million and $9.3 million or $0.10 and $0.27 per share, respectively, of earnings classified as capital gains. Both the excess of book value of subsidiary interest over cost and the negative goodwill on closed-end preferred stock mutual funds were recognized as income in the first quarter of 2002 and classified as an extraordinary item. The per share income impact of this change was $0.34 per share.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation issues surrounding special purpose entities, often termed variable interest entities (“VIE”), to which the usual condition for consolidation does not apply because the VIE either has no voting interests or otherwise is not subject to financial control through ownership of voting interest. Under FIN 46, the primary beneficiary of a VIE is required to consolidate the VIE. FIN 46 is required to be adopted by the end of fiscal periods beginning after June 15, 2003. At June 30, 2003, we did not hold any securities that met the provisions of consolidation under FIN 46; therefore, FIN 46 would have no current effect on our financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), which requires an issuer of certain classes of freestanding financial instruments, as set out in the statement, to classify such instruments as a liability and, in most instances, measure the instruments at fair value. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003 for financial instruments that were in existence prior to May 31, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by initially measuring the financial instruments at fair value and reporting the difference between the fair value and the previous carrying value as the cumulative effect of a change in accounting principle. As of June 30, 2003, we did not own any financial instruments that met the provisions of SFAS No. 150; therefore, SFAS No. 150 has not affected our financial statements.

Effects of Inflation and Recession

      We generally are unable to recover the costs of inflation in our personal automobile insurance line since the premiums charged for personal automobile insurance in Massachusetts, our principal business segment, are subject to state regulation. Additionally, the premium rates that we charge for personal automobile insurance in Massachusetts are adjusted by the Commissioner only at annual intervals. Such annual adjustments in premium rates may lag behind related cost increases. Economic recessions can have an impact upon us, primarily through the policyholder’s election to decrease non-compulsory coverages afforded by the policy and decreased driving, each of which tends to decrease claims.

      To the extent inflation and economic recession influence yields on investments, we are also affected. As each of these environments affect current market rates of return, previously committed investments may rise or decline in value depending on the type and maturity of investment.

OUR BUSINESS

Overview

      We provide personal and commercial property and casualty insurance in Massachusetts and, to a lesser extent, in 27 other states. We market our products exclusively through our network of independent agents including 628 agents in Massachusetts, 30 agents in New Hampshire, 808 agents in California and Oregon, and 32 agents in 26 other states. Our core product lines are personal and commercial automobile and homeowners insurance. We have been the largest writer of personal property and casualty insurance in Massachusetts in terms of direct premiums written since 1990. At the end of 2002, our share of the Massachusetts personal automobile market was 25.9%, up from 23.2% at the end of 2001. For each of the past five years, we have been the second largest writer of homeowners insurance in Massachusetts. We are the third largest writer of commercial automobile insurance in Massachusetts, based on the most recently available data. On a consolidated basis, we were ranked the 22nd largest personal automobile insurance group in the country by A.M. Best, in terms of direct premiums written, based on the most recently available information as of December 31, 2002. In addition to our core product lines, we write commercial multi-peril, inland marine, fire, general liability, and personal and commercial umbrella insurance.

      Our primary business strategy is to continue to focus on the personal automobile market in Massachusetts and the other states where we do business. We maintain approximately 1.2 million policies through our insurance company subsidiaries. Commerce Insurance and Citation service approximately 996,000 policies in Massachusetts and Commerce Insurance services over 7,000 policies in New Hampshire. American Commerce and Commerce West service over 205,000 policies in 27 states.

      The following tables present our direct premiums written for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001 in Massachusetts and all other states:

Direct Premiums Written, Six Months Ended June 30, 2003

(Dollars in thousands)

	Massachusetts	All Other States	Total	% of Total

Personal Automobile	$639,819	$94,411	$734,230	84.9%
Homeowners	44,787	16,876	61,663	7.2
Commercial Automobile	46,945	4,149	51,094	5.9
Other Lines	17,139	455	17,594	2.0

Total	$748,690	$115,891	$864,581	100.0%

Direct Premiums Written, Year Ended December 31, 2002

(Dollars in thousands)

	Massachusetts	All Other States	Total	% of Total

Personal Automobile	$1,032,438	$155,045	$1,187,483	84.4%
Homeowners	87,634	27,376	115,010	8.2
Commercial Automobile	74,879	5,151	80,030	5.7
Other Lines	23,569	764	24,333	1.7

Total	$1,218,520	$188,336	$1,406,856	100.0%

Direct Premiums Written, Year Ended December 31, 2001

(Dollars in thousands)

	Massachusetts	All Other States	Total	% of Total

Personal Automobile	$859,922	$122,320	$982,242	85.2%
Homeowners	73,254	18,710	91,964	8.0
Commercial Automobile	58,088	1,514	59,602	5.2
Other Lines	17,885	714	18,599	1.6

Total	$1,009,149	$143,258	$1,152,407	100.0%

      We attribute our success primarily to the following factors:

•	a highly experienced management team with a proven track record,

•	our ability to operate efficiently with economies of scale,

•	our in-depth understanding of the Massachusetts regulatory and underwriting environments,

•	our strong relationships with independent insurance agencies that provide quality business to us,

•	our ability to compete in an affinity group marketing environment,

•	our advanced information systems with an extensive underwriting database, and

•	our history of maintaining a strong financial condition.

      We market our products almost exclusively through independent insurance agencies. Our relationships with these agencies are critical to our continued success. We believe that we are the preferred provider for most of our agencies and that, as a result, we have gained access to policyholders with average or above-average underwriting profit characteristics. We focus on selecting and retaining agencies with historical premium growth rates and loss ratios that meet our criteria, and we devote substantial resources to maintaining strong relationships with our existing agencies. We pay our agencies significant compensation in the form of profit sharing, which is based, in part, on the underwriting profits of each agency’s business written with us. In addition, we occasionally sponsor incentive award trips for agents to encourage profitability and growth. See “— Marketing.”

      Based on agency surveys that we conduct several times a year, we believe that we are attentive to the needs of our agencies and insureds. We emphasize our commitment to the Massachusetts insurance market by our responsiveness in servicing claims and our internal support for agency operations, including direct billing of insureds, direct claim reporting, agency upload and download systems, on-line inquiry systems for our agents, and by providing competitively priced automobile and property insurance programs and products.

      Massachusetts Business. We believe that a significant factor in our success is our focus on the personal automobile insurance market in Massachusetts, which accounted for 74% of our total direct premiums written for the six months ended June 30, 2003. The terms, conditions, and rates of personal automobile insurance are subject to extensive regulation in Massachusetts. As a consequence of our focus on the Massachusetts market, we have both an in-depth understanding of this market and the ability to respond effectively to shifts in the state’s regulatory and underwriting environments. Currently, we are required by law to accept virtually all private passenger automobile insurance business submitted to us by our agencies in Massachusetts. Our ability to underwrite this business profitably, however, depends on our understanding of the risks in the business as well as our management of reinsurance through CAR.

      We have actively pursued affinity group marketing programs since 1995. Our affinity group marketing programs provide members of participating groups and associates with a convenient means of purchasing discounted private passenger automobile insurance. We emphasize writing insurance for larger affinity groups, although we consider accounts with as few as 25 participants. Affinity groups are eligible for rate discounts, which must be filed annually with the Massachusetts Division of Insurance. In general, we look for affinity groups with mature/stable membership, favorable driving records and below average turnover ratios.

Participants who leave the sponsoring group during the term of the policy are allowed to maintain the policy until expiration. At expiration, we will issue through the agency a non-discounted policy at the insured’s option.

      We also offer homeowners insurance in Massachusetts, including a very limited amount of policies in designated coastal areas. Our average homeowners policy is an all risk, replacement cost insurance policy covering a dwelling and its contents. Our published limits of liability for property damage to a dwelling in Massachusetts are a minimum coverage of $60,000 and a maximum coverage of $750,000. Some policies over this amount are written on an exception basis. For personal liability, the minimum coverage is $100,000 and the maximum coverage is $1.0 million. The average dwelling coverage amount per policy in Massachusetts written by Commerce Insurance and Citation is approximately $195,000. Generally, the average amount of contents coverage is 70% of the amount of coverage for the dwelling, with limitations on the amount of coverage per item placed on securities, cash, jewelry, furs, silverware, computer equipment, and firearms. However, additional coverage for such items can be purchased. We also offer personal liability umbrella coverage of $1.0 million, $2.0 million, and $3.0 million, which is reinsured through Employers Reinsurance Corporation.

      We offer a preferred risk homeowners product through Citation, which has an alternative pricing schedule for selected insureds meeting more restrictive underwriting guidelines. Citation also provides a separate rating tier for preferred commercial automobile business. Citation wrote approximately 14% of the voluntary commercial automobile premium produced by our voluntary agents during the six months ended June 30, 2003. Citation also produced approximately 53% of our Massachusetts homeowner business during that period, calculated based on direct premiums written. We expect that these secondary rating tiers will continue to assist us in retaining better commercial automobile and homeowner accounts. We were the largest writer of voluntary commercial automobile insurance in Massachusetts during the six months ended June 30, 2003.

      We believe our long-term commitment to providing consistent markets for Massachusetts insurance agencies, coupled with the withdrawal by several national companies from the Massachusetts personal automobile market, which primarily occurred from 1987 through 1991, has been a significant factor in enabling us to increase and maintain our market share by contracting with agencies that meet our agency criteria. We believe that Massachusetts insurance agencies are more likely to seek to develop and expand relationships with domestic insurers, which, like us, have a long-term commitment to, and focus on, the Massachusetts personal automobile market.

      Business in Other States. American Commerce predominantly writes private passenger automobile and homeowners insurance in 26 states exclusively through 32 independent insurance agencies owned and operated by AAA clubs. Products are similar to those offered by us in Massachusetts, although pricing of products is determined on a state-by-state basis. All of its business is underwritten at American Commerce’s headquarters in Columbus, Ohio. American Commerce primarily targets preferred insurance risks.

      Commerce West predominantly writes private passenger automobile insurance in California and Oregon through 808 independent insurance agencies and brokers. All of Commerce West’s business is underwritten at its headquarters in Pleasanton, California. Although it primarily writes preferred private passenger automobile business, Commerce West also writes non-standard private passenger automobile business and commercial automobile business.

      The following table shows the eleven states with the highest direct premiums written by American Commerce, which amount to greater than 90% of its business, and the two states in which Commerce West writes insurance for the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001:

		Direct Premiums Written by State

			Year Ended
			December 31,
		Six Months Ended
Company	State	June 30, 2003	2002	2001

		(Dollars in thousands)
American Commerce	Arizona	$23,373	$30,396	$21,798
	Rhode Island	10,074	17,371	14,912
	Ohio	9,845	16,923	13,170
	Washington	9,722	16,339	8,327
	Oklahoma	8,718	13,010	8,048
	Oregon	7,233	13,046	10,986
	Kentucky	4,908	8,289	6,115
	Indiana	3,028	6,242	4,806
	Tennessee	2,127	3,376	2,534
	Idaho	1,648	3,010	2,595
	West Virginia	1,597	2,885	2,657
	Other states	4,584	8,266	8,530

	Total	$86,857	$139,153	$104,478

Commerce West	California	$23,909	$40,861	$34,816
	Oregon	2,739	5,464	3,964

	Total	$26,648	$46,325	$38,780

      Commerce Insurance writes personal property and casualty insurance in New Hampshire through 30 independent insurance agencies. Direct premiums written in New Hampshire amounted to $2.4 million and $0.9 million for the six months ended June 30, 2003 and 2002, respectively. Direct premiums written for December 31, 2002 and 2001 were $2.9 million and $0.4 million, respectively.

      Ratings. Commerce Insurance and Citation currently have a combined A.M. Best’s rating of A+ (Superior). Commerce West and American Commerce currently have A.M. Best’s ratings of A (Excellent). According to A.M. Best, an insurer with a “Superior” rating has achieved superior overall performance and has shown the strongest ability to meet its policyholder and other contractual obligations when compared to the norms of the property and casualty insurance industry. An insurer with an “Excellent” rating has demonstrated excellent overall performance when compared to standards developed by A.M. Best. We have been notified by A.M. Best that American Commerce has been assigned a rating of “A (Excellent)” with a negative rating outlook. If American Commerce is subsequently downgraded to below “A- (Excellent)”, American Commerce’s standing in the marketplace would be negatively impacted, which would adversely affect its value of premiums written and, indirectly, our consolidated financial credit and results of operations. For the year ended December 31, 2002, American Commerce wrote $139.2 million in direct premiums, which amounted to 9.9% of our overall direct premiums written for that period.

      Moody’s Investor Services also rates the financial strength of insurance companies, and has assigned an A2 (“Good”) rating to Commerce Insurance. According to Moody’s, an issuer with an A2 (“Good”) rating offers good financial security, with elements present which suggest a susceptibility to impairment sometime in the future. Moody’s assigns these ratings to insurance companies, which currently range from Aaa to C, with a numerical modifier in each generic rating classification to refer to the ranking in the group, with 1 being the highest and 3 being the lowest.

Our Products

      Automobile Insurance Lines. Our principal insurance line is personal automobile insurance. We offer automobile policyholders the following types of coverage: bodily injury liability coverage, including underinsured and uninsured motorist coverage, personal injury protection coverage, property damage liability coverage and physical damage coverage, including fire, theft and other hazards specified in the policy. In Massachusetts and New Hampshire, our policies have one-year terms. Personal automobile insurance policies written by Commerce West and American Commerce usually have policy terms of six months. Our published maximum liability limits for our Massachusetts business are $500,000 per person and $1.0 million per accident for bodily injury, and $100,000 for property damage. For New Hampshire, our published maximum limits of liability are $500,000 per person and $1.0 million per accident for bodily injury, and $250,000 for property damage. Liability limits of $100,000 per person injured, $300,000 per accident and $100,000 for property damage are the limits most commonly purchased in Massachusetts. Our published maximum liability limits for automobile insurance written by Commerce West in California and Oregon are $500,000 per person and per accident for bodily injury, and $500,000 for property damage. For California business, liability limits of $15,000 per person injured and $30,000 per accident are most commonly purchased. For Oregon business, liability limits of $25,000 per person injured and $50,000 per accident are most commonly purchased. Our published maximum liability limits for our business in a majority of the states where American Commerce does business are $1.0 million per person and $1.0 million per accident for bodily injury, and $1.0 million for property damage, and $500,000 for homeowners insurance. For business written by American Commerce, liability limits of $100,000 per person injured and $300,000 per accident are most commonly purchased.

      Massachusetts Automobile Business. Massachusetts automobile business is the principal segment of our operation. In Massachusetts, private passenger automobile insurance is subject to extensive regulation. Owners of automobiles are generally required to demonstrate certain minimum automobile insurance coverages as a prerequisite to registering any automobile. With very limited exceptions, private passenger automobile insurers are required by law to issue a policy to any applicant seeking to obtain such coverages. On the basis of market share, insurance companies in Massachusetts are also assigned agents, known as ERPs, that have been unable to obtain a voluntary contract with an insurance carrier. Marketing and underwriting strategies for companies operating in Massachusetts are limited by maximum premium rates and minimum agency commission levels for personal automobile insurance, both of which are mandated by the Commissioner. In Massachusetts, accident rates, bodily injury claims, and medical care costs continue to be among the highest in the nation. According to the Automobile Insurers Bureau of Massachusetts, or AIB, Massachusetts “has higher than average medical costs and liability claims involving attorneys.” According to the AIB, Massachusetts personal automobile premium per policy, based on 2001 premium information, was the 5th highest in the nation.

      During the three-year period from the beginning of 2000 to the end of 2002, average mandated Massachusetts personal automobile insurance premium rates decreased an average of 2.5% per year. The Commissioner approved an average increase of 2.7% in personal automobile premiums for 2003, as compared to no rate change in 2002. Coinciding with the 2003 rate decision, the Commissioner also approved an increase of 1.3% in the commission dollar rate agents receive for selling private passenger automobile insurance in 2003.

	State Mandated	Actual State Average	Commerce Average Rate
Year	Average Rate Change	Rate Change(2)	Change Per Exposure

2003(1)	2.7%	8.1%	8.0%
2002	0.0	5.0	5.3
2001	(8.3)	(3.5)	(1.9)
2000	0.7	6.2	6.2

(1)	Estimated

(2)	Based on Massachusetts Division of Insurance Filings

      The actual state average rate change represents the change in the average rate paid by drivers in Massachusetts, as opposed to the state mandated average rate change. As can be seen above, our average rate change per exposure corresponds more closely to the actual state average rate change. The reason for this is that both take into account newer vehicles, as compared to the state mandated average rate change which does not.

      Mortgage Operations. Insurance companies are permitted to invest in mortgages. We formed Bay Finance to originate and service residential and commercial mortgages in Massachusetts and, on a limited basis, in Connecticut. During the six months ended June 30, 2003 and for the years ended December 31, 2002, 2001, and 2000 our mortgage operations accounted for approximately $845,000, or 0.1%, $2.7 million, or 0.2%, $3.6 million, or 0.3%, and $5.4 million, or 0.5% of our consolidated total revenues, respectively.

      Insurance Agency. Clark-Prout is a wholly-owned insurance agency that offers a full line of insurance products, including policies written by us, as well as policies written by other insurance companies. During the six months ended June 30, 2003 and for the years ended December 31, 2002, 2001, and 2000, Clark-Prout’s revenues amounted to $272,000 or 0.1%, $622,000, or 0.1%, $629,000, or 0.1%, and $717,000, or 0.1%, of our consolidated total revenues, respectively.

Commonwealth Automobile Reinsurers

      A significant aspect of our automobile insurance business relates to our interaction with Commonwealth Automobile Reinsurers, also known as CAR. CAR is a Massachusetts-mandated reinsurance mechanism, which enables us and the other participating insurers to reinsure any automobile risk that the insurer perceives to be under-priced. Participating insurers, which are responsible for over 99% of total direct premiums written for personal automobile insurance in Massachusetts, are required to offer automobile insurance coverage to all eligible applicants pursuant to “take-all-comers” regulations, but may reinsure under-priced business with CAR. In addition, participating insurers are obligated to accept ERPs from CAR and to provide an automobile insurance market in Massachusetts for those agencies. Involuntary ERP assignments occur by line of business and may apply to personal automobile only, commercial automobile only, or both lines.

      CAR maintains separate pools for liability and physical damage coverage for personal and commercial automobile risks. All companies writing automobile insurance in Massachusetts share in the underwriting results of CAR business for their respective product line or lines, whether or not they are participating insurers. Since its inception, CAR has annually generated hundreds of millions of dollars in underwriting losses, primarily in the personal automobile pool. Accordingly, each automobile insurer attempts to develop and implement underwriting strategies that will minimize its relative share of the CAR deficit while maintaining acceptable loss ratios on risks not reinsured through CAR.

      In general, the CAR reinsurance mechanism operates as follows. Within established time frames, a participating insurer must identify which policies it wishes to retain and which policies it wishes to cede to CAR. A participating insurer pays to CAR all of the premiums generated by the policies it has ceded and also reimburses CAR the difference between standard rates and the reduced premium resulting from affinity group marketing discounts or safe driver deviations on policies ceded to CAR. CAR reimburses participating insurers for all losses incurred on account of ceded policies, although, as with reinsurance generally, reinsurance of a policy through CAR does not legally discharge the participating insurer from its liability to the policyholder for the full amount of the policy. Participating insurers also receive fees for servicing ceded policies based on the expense structure established by CAR.

      Member companies of CAR have joint and several liabilities for the obligations of CAR. If one member of CAR fails to pay its assessments, each of the remaining members of CAR will be required to pay its pro-rata share of the member who fails to pay its obligations. At the present time, we are not aware of any CAR member company who has failed to meet its obligations.

      An insurer’s proportionate share of the CAR deficit is allocated on the basis of a formula called a participation ratio, which can vary significantly between the personal and commercial pools, and between different policy years. Under current regulations, an insurer’s share of the CAR deficit is based on its market share for retained automobile risks for the particular pool, adjusted by a utilization formula, such that, in general, its participation ratio is adversely affected if its relative use of CAR reinsurance exceeds that of the Massachusetts industry, and its participation ratio is favorably affected if its relative use of CAR reinsurance is less than that of the Massachusetts industry. The current formula also contains a provision whereby certain high risk and/or under-priced business, if reinsured through CAR, is excluded in determining an insurer’s participation ratio. Finally, for the personal automobile CAR pool, an insurer’s participation ratio may be affected by credits received for not reinsuring through CAR automobile risks in selected under-priced classes and territories. An insurer’s participation ratio will be favorably affected if its relative use of credits exceeds that of the Massachusetts industry. Credit values are set annually by CAR, and we cannot forecast whether the yearly changes will be beneficial or detrimental to our personal automobile results.

      The following table shows our private passenger participation ratio for CAR as compared to our Massachusetts market share for that coverage for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000.

	Commerce Participation	Commerce
Period	Ratio in CAR	Market Share

Six Months Ended June 30, 2003	19.2%	27.3%*
Year Ended December 31, 2002	17.8%	25.9%
Year Ended December 31, 2001	16.8%	23.2%
Year Ended December 31, 2000	16.9%	22.3%

*	Estimated by CAR.

      Our objective has been, and continues to be, to develop and implement underwriting strategies to obtain the optimum balance between our CAR participation ratio and the loss ratios on automobile risks that we choose to retain. For each automobile risk, we make a judgment as to whether the projected impact on our profitability from retaining the risk outweighs the incremental cost of reinsuring the risk through CAR. In general, increased voluntary retention levels result in higher voluntary loss ratios but lower CAR participation costs. In determining the incremental cost of reinsuring a risk through CAR, we estimate our participation ratio for a given period by modeling the anticipated Massachusetts industry-wide CAR trends. Once we estimate our participation ratio, we then are able to compare the incremental effect on our share of the CAR deficit of either reinsuring or retaining the particular automobile risks. Finally, for personal automobile risks, we utilize our internal underwriting database and internally-developed actuarial reporting and decision support systems to develop a projected underwriting loss ratio for each risk. We then compare the impact of the automobile risk on our participation ratio in order to estimate whether, after taking all CAR and other factors into account, our profitability will be enhanced by reinsuring or retaining such risk. We believe that, because of our significant share of the Massachusetts personal automobile insurance market, we can utilize statistically credible data for a greater array of underwriting factors than our competitors. We believe that this utilization of our underwriting database gives us a competitive advantage in deciding which personal automobile risks to reinsure through CAR.

      The CAR utilization-based participation ratio has been fully in place since 1994, and individual companies in the marketplace make minor yearly changes in an effort to obtain their optimum balance between retained and ceded writings. In 2002, we ceded approximately $75.4 million, or 7.3%, of our Massachusetts personal automobile direct premiums written, compared to $60.3 million, or 7.0%, in 2001, and $60.0 million, or 7.3%, in 2000. For each of 2002, 2001 and 2000, we reinsured through CAR approximately 4.9% of our personal automobile exposures, as compared to industry averages of 7.5%, 7.7% and 8.4% respectively. Our strategy has been to maintain above average voluntary retention levels, as well as to voluntarily retain personal automobile business that receives credits, favorably impacting the utilization formula. These credits result from voluntarily retaining business in under-priced territories and for under-priced classes. We believe that our strategy has favorably affected our participation ratio, as evidenced by our CAR participation ratio consistently being at least several percentage points below our share of the

Massachusetts personal automobile market, as reflected in the above table. This strategy also may increase our voluntary loss ratios as under-priced business generally produces higher loss ratios.

      Although commercial automobile insurance is a relatively smaller portion of our total insurance writings, the related commercial automobile risk selection decisions remain an important element in determining our profitability. In 2002, we ceded to CAR approximately $12.8 million, or 17.0%, of our Massachusetts commercial automobile direct premiums written, as compared to $9.1 million, or 15.6%, in 2001.

      Written premiums, earned premiums, losses and LAE incurred, underwriting expenses incurred and the liabilities for unearned premiums, unpaid losses and LAE ceded to and assumed from CAR were as follows:

			Year Ended December 31,

	Six Months Ended
	June 30, 2003		2002		2001		2000

	Ceded	Assumed	Ceded	Assumed	Ceded	Assumed	Ceded	Assumed

	(Dollars in thousands)
Income Statement:
Written premiums	$52,299	$57,752	$88,198	$96,269	$70,973	$79,360	$67,451	$81,659
Earned premiums	45,418	51,009	80,241	90,594	72,648	81,176	69,120	81,300
Losses and LAE incurred	57,997	76,314	114,578	128,071	80,053	108,353	67,987	109,788
Underwriting expenses	—	17,068	—	31,047	—	28,270	—	28,753
Balance Sheet:
Unearned premiums	50,532	54,117	52,374	47,374	44,399	41,699	44,791	42,515
Unpaid losses and LAE	129,096	126,541	112,102	115,566	87,271	105,092	89,350	106,787

      We pay to CAR all of the premiums generated by the policies we have ceded and CAR reimburses us for all losses incurred on account of ceded policies. In addition, we receive a fee for servicing ceded policies based on the expense structure established by CAR. For the years ended December 31, 2002, 2001 and 2000, these servicing fees amounted to $18.7 million, $17.2 million and $16.8 million, respectively.

      The percentage of commercial automobile premiums ceded to CAR by the industry was estimated by us to be 28% in 2002. The percentage of commercial automobile business ceded to CAR by us for that year was approximately 17%. CAR depopulation over the last several years, coupled with CAR rate increases for ceded commercial business, have led to a reduction in the size of the annual commercial automobile deficits. We intend to continue to respond to the profit opportunities within the market, as well as the incentives and disincentives provided by CAR rules, as we deem necessary and appropriate.

      CAR adjusts the operations of the personal and commercial reinsurance mechanisms to address the needs of the Massachusetts automobile insurance market. In a letter to the Commissioner dated June 25, 2002 the Massachusetts Attorney General reported that, based on his examination of available information, he “believes that the CAR plan for providing access to insurance in the residual market does not comply with the CAR enabling statute, and must be changed to produce a fair and equitable market.” The Attorney General’s letter describes several factors that he believes support his findings and which he believes should be corrected in order to comply with applicable Massachusetts law. The Attorney General’s letter calls on the Commissioner to work with him to address these issues. It is uncertain when, whether and to what extent the issues raised by the Attorney General will be addressed by the Commissioner. We cannot predict whether changes to the CAR rules, if any, would have a material impact on us.

Marketing

      We market our insurance products almost exclusively through a network of licensed independent agencies, 628 agencies throughout Massachusetts (of which 179 are ERPs), 30 agencies throughout New Hampshire, 808 agencies in California and Oregon for Commerce West, and 32 agencies in 26 states for American Commerce. Our voluntary, non-ERP independent agencies may also represent other insurance companies, some of which may compete directly with us. The ERPs may represent other companies for lines of business other than personal and/or commercial automobile and, for these other lines, the ERPs may represent companies that compete with us. The independent insurance agencies are under contract with our subsidiaries and must conduct their business according to the provisions of their contracts. Contracts for Massachusetts agencies may be terminated by us upon 180 days’ notice to the agency or at will by the agency. ERP contracts may be terminated by us if the ERP violates CAR rules, and our actions are upheld by the CAR governing committee.

      Massachusetts Business. We seek to establish long-term relationships with agencies that can generate a sizable volume of business with profitable underwriting characteristics and for which we will be among the top one or two preferred writers of private passenger automobile policies. Of the 628 licensed independent agencies currently in our Massachusetts network, 230 agencies have been licensed with us for less than five years. This is primarily the result of 127 new appointments in 2002, most of whom came from our acquisition of the Massachusetts personal automobile business written by Berkshire Mutual Insurance Company and MassWest Insurance Company. We also have 108 agencies with licenses from six to 10 years and 290 licensed agencies that have been writing business with us for over 10 years, of which 171 have been associated with us for over 15 years.

      We also assess whether the mix of a prospective agency’s business will expand our presence in one or more of our core product lines. In 2002, the agencies representing us in Massachusetts produced an average of approximately $1.9 million of our direct premiums written per agency, a 1.7% increase as compared to 2001. Also in Massachusetts during 2002, 208 agencies produced between $1.0 million and $2.0 million of direct premiums written, an additional 77 agencies produced between $2.0 million and $3.0 million, an additional 38 agencies produced between $3.0 million and $4.0 million and lastly, an additional 56 agencies produced over $4.0 million. Our three largest agencies produced approximately $79.8, $28.5, and $22.0 million of our Massachusetts direct premiums written, respectively, or approximately 6.5%, 2.3% and 1.8% in 2002. Our largest insurance agent is a subsidiary of the AAA Southern New England, which also owns a 5% equity interest in ACIC Holding and controls a Rhode Island AAA insurance agency that produced 1.2% of our total direct premiums written for 2002. For additional information, please refer to “— Affinity Programs in Massachusetts” and “Risk Factors — If our affinity relationship with the AAA Clubs of Massachusetts were to be terminated, our sales of personal automobile insurance products may decline, which would adversely affect our business and results of operations” included elsewhere in this prospectus.

      Included in the premium increase for Massachusetts personal automobile direct premiums written are premiums that were the result of appointments of new agents. During 2002, Commerce had 127 new appointments. Of these new appointments, 89 were voluntary agents resulting in an additional $50.5 million in premiums. The remainder of the new appointments resulted from ERPs. Business obtained from new ERPs amounted to $17.0 million during 2002.

      We carefully monitor an agency’s performance. An Agency Evaluation Committee, comprised of representatives of our Marketing, Underwriting, and Premium Accounting departments, utilizes a host of pre-established criteria (loss ratio, premium volume, etc.) to continuously evaluate agencies. Generally, we will counsel an agency on how to improve its underwriting and profitability before we consider terminating the agency. During 2002, we terminated only six agencies.

      Our agencies receive commissions on policies written for us and are eligible to receive contingent commissions through a profit sharing arrangement. The Commissioner annually establishes a minimum average direct commission for personal automobile insurance, which in 2002 was 11.7%. Our contingent commissions are tied to the underwriting profit on policies written by an agency. We generally pay a qualifying agency up to 45% of the rolling three-year underwriting profit attributable to the agency’s business. The arrangement for profit sharing on Massachusetts policies utilizes a three-year rolling plan, with one-third of each of the current and the two prior years’ profit or loss calculations, summed to a single amount. This amount, if positive, is multiplied by the profit sharing rate and paid to the agent. To qualify for profit sharing, an agent generally must have a three-year average loss ratio of 55% or better. CAR credits for voluntary business written in under-priced territories or credits for writing youthful operators on a voluntary basis can increase the loss ratio eligibility for profit sharing. Books of business with limited credits must achieve a lower loss ratio, generally around 50%, to qualify. In 2002, our total commissions to our agencies amounted to 15.1% of direct premiums written, of which direct commissions and contingent commissions constituted

13.6% and 1.5%, respectively, versus total commission expensed of 15.5%, of which 14.1% was direct and 1.4% was contingent in 2001. Direct commissions are higher than the personal automobile minimum commission rates primarily due to higher commission rates on the lowest risk/safest driver business coupled with higher commissions on non-automobile lines of business.

      We also occasionally sponsor incentive award trips to encourage and reward agency profitability and growth. In late 2001, we initiated a sales incentive contest with the qualification period running from January 1, 2002 to April 30, 2003. Qualification criteria included profitability, written premium volume, private passenger and commercial automobile growth, longevity and use of our services, which increase efficiencies between us and our agencies. Expenses in 2002 related to the 2003 sales incentive contest amounted to $954,000. In addition, we will hold similar sales incentive contests, for which qualifying growth will run between 2003 and 2005, with trips taking place in 2004 and 2005.

      We devote substantial time and resources to the development of our information systems, which we believe have enhanced both our underwriting and our agency support. Through the use of several customized software programs, we have the ability to analyze our internal historical underwriting data and use such information in making, in our belief, more informed underwriting decisions. In particular, we believe that the amount and extent of detailed data accumulated as a result of our significant share of the Massachusetts personal automobile market give us a competitive advantage in determining which personal automobile risks to reinsure through CAR. Our information systems also enable us to provide extensive support to our agencies. This support includes a direct billing system, which covers over 98% of our policyholders, and an on-line inquiry system, which allows agencies to ascertain the status of pending claims and direct bill information via the Internet. The system also allows agents on-line access to manuals, reports and forms. We also offer an agency upload for personal automobile and an agency download product for personal automobile and homeowners. We expect to expand these offerings from time to time. In addition, we provide access to a system that allows our agencies to quote premiums for our three core product lines directly to policyholders. During 2002, more than 90% of our agents had access to one or more of these systems.

      We believe that, because of our compensation arrangements and our emphasis on service, an increasing number of our agencies will rely on us as their principal supplier of insurance products. We believe that we are the preferred provider for most of our agencies. Although we believe, based on annual surveys of our agencies, that our relationships with our independent agencies are excellent, any disruption in these relationships could adversely affect our business.

      Affinity Programs in Massachusetts. As previously mentioned, since 1995, we have been a leader in affinity group marketing in Massachusetts by providing discounts to members of the AAA clubs. Based on information provided to us by the AAA clubs operating in Massachusetts, we believe that membership in these clubs represents approximately one-third of the Massachusetts motoring public. We increased our Massachusetts private passenger automobile insurance exposures by 13.9%, ending 2002 with approximately 25.9% of the Massachusetts private passenger automobile market, up from 23.2% at the end of 2001.

      Through 2000, we offered our Massachusetts customers safe driver deviations to drivers with safe driver classifications of either Steps 9 or 10 and to only Step 9 drivers in 2001. Safe driver deviations are rate discounts based on the customer’s driving record and resulting safe driver classification and must be approved annually by the Commissioner. Steps 9 and 10 are the two best driver safe driver classifications in Massachusetts, representing drivers with no at-fault accidents and not more than one minor moving vehicle violation in the last six years. In 2002 and 2003, in response to the average personal automobile rate decisions over the last several years, we did not file for safe driver Step 9 deviations, for policies beginning in the 2002 or 2003 calendar years. The accompanying table depicts the AAA Affinity Group Discount, safe driver deviations and their combined reduction from Massachusetts average mandated rates:

AAA Affinity Group Discount and Safe Driver Deviations

	2003*	2002	2001	2000

AAA Affinity Group Discount	5.0%	6.0%	6.0%	6.0%
Step 9 Deviation	0.0%	0.0%	2.0%	6.0%
Step 10 Deviation	0.0%	0.0%	0.0%	2.0%
Combined AAA Affinity Group Discount and Step 9 Deviation	5.0%	6.0%	7.9%	11.6%

Combined AAA Affinity Group Discount and Step 10 Deviation	5.0%	6.0%	6.0%	7.9%

*	For policies with effective dates as of January 1, 2003 or thereafter.

      Other States. Commerce writes personal lines insurance through 30 independent insurance agencies in the state of New Hampshire. Commerce West predominantly writes preferred and non-standard private passenger automobile insurance in California and Oregon through 808 independent insurance agencies and brokers. All business is underwritten at Commerce West’s headquarters located in Pleasanton, California. Commerce West also writes commercial automobile insurance in California. This program was introduced in late 2000. American Commerce predominantly writes preferred private passenger automobile and homeowners insurance in 26 states exclusively through 32 AAA independent insurance agencies. All business is underwritten at American Commerce’s headquarters located in Columbus, Ohio. Both companies target preferred insurance risks.

Agreements for the Transfer of Massachusetts Business from Other Companies in 2002

      We entered into an agreement on September 28, 2001 with Berkshire Mutual Insurance Company for the transfer to us, effective January 1, 2002, of the Massachusetts personal automobile business written by Berkshire. Under terms of the agreement, we offered agency contracts to independent agencies that represented Berkshire for personal automobile insurance in Massachusetts. This allowed agents of Berkshire the opportunity to offer our automobile insurance policies to their customers whose policies renewed in 2002. We assumed all of Berkshire’s obligations for future policy years beyond 2001 under CAR, including assignment of Berkshire’s involuntary agents. As consideration, we received a cash payment of $7.0 million from Berkshire in early January 2002.

      We announced the formation of a marketing alliance with Horace Mann Educators Corporation on October 18, 2001. Under the terms of an agency agreement we have with Horace Mann Service Corporation, a licensed brokerage agency in Massachusetts, Horace Mann provides its personal automobile customers with our policies. New personal automobile policies sold by Horace Mann have been insured with us, beginning no later than January 1, 2002, at the policyholder’s option. All personal automobile policies written by Horace Mann were converted to our policies upon renewal in 2002.

      We entered into an agreement on July 15, 2002, with MassWest Insurance Company for the transfer of Massachusetts personal automobile business written by MassWest to us, effective November 1, 2002. Under the terms of the agreement, we offered agency contracts to independent agencies that represented MassWest for personal automobile insurance in Massachusetts. This allowed agents of MassWest the opportunity to offer our automobile insurance policies to their customers, who were insured by MassWest, beginning with policies that renewed after that date. We assumed all of MassWest’s obligations for future policy years beyond 2002 under the Massachusetts residual market system, commonly known as CAR, and received consideration of $2.5 million from MassWest.

Underwriting

      We seek to achieve an underwriting profit, as measured by a statutory combined ratio of less than 100%, in each of our product lines, in both hard markets, in which the demand for insurance exceeds the readily available supply and premiums are relatively high, and soft markets, in which the supply of insurance exceeds the current demand and premiums are relatively low. The strategy is designed to achieve consistent profitability with substantial growth in net premiums written during hard markets and more modest growth during soft markets. All of our policies have been written on a “claims incurred basis,” meaning that we cover claims based on occurrences that take place during the policy period.

      Agencies are authorized to bind us on risks as limited by our written underwriting rules and practices, which set forth eligibility rules for various policies and coverages, unacceptable risks, and maximum and minimum limits of liability. With respect to non-automobile policies, other than certain umbrella policies, our agencies have the ability to bind us for a limited period, typically 60 days, during which time we review all risks to determine whether we will accept or reject the policy. During this review period, we are obligated to pay any claim which would be covered under the policy. Violation of our underwriting rules and practices is grounds for termination of the agency’s contract with us.

      In Massachusetts, we and each of the other insurers that participate in CAR must write all private passenger automobile risks submitted to us. Massachusetts personal automobile insurance rates are fixed annually by the Commissioner. All companies writing personal automobile policies are required to use such mandated rates, unless they have received prior approval from the Commissioner to offer a lower rate. The actual premium paid by a particular policyholder, however, is adjusted, either up or down, based upon the driving record of the insured operator. Moving violations and accidents for which the insured was at fault within the most recent six year period are used to determine each operator’s safe driver surcharge or credit.

      We set our voluntary Massachusetts commercial automobile insurance rates competitively, subject to the Commissioner’s authority to disapprove such rates. The rate for commercial automobile risks reinsured through CAR is mandated by the Commissioner, except for private passenger type non-fleet business.

      Our rates for other product lines, including homeowners and commercial lines of general liability and property insurance, are based in part on loss cost data from the Insurance Services Office, or ISO, which is an industry bureau providing policy forms and rate making data, and in part, on our own experience and industry price levels. We are not obligated by statute to accept every homeowners risk submitted to us. Accordingly, risks meeting our underwriting guidelines are accepted, and all other risks are declined or not renewed. We use ISO policy forms and have added special coverage features to meet our product needs. Rates and forms are filed with and approved by the Commissioner.

      Under Massachusetts law, residential property owners are strictly liable for damages caused by lead poisoning in children under age six residing in the premises, unless the property owner has a Letter of Compliance or a Letter of Interim Control (indicating that the property has taken or is taking specific measures to prevent lead poisoning). We have reduced our exposure to lead poisoning claims by:

      (1) excluding from coverage all intra-familial claims for bodily injury or medical expenses brought by minors living in an insured’s household;

      (2) revising underwriting standards for new and renewal business to avoid insuring properties with lead poisoning hazards; and

      (3) excluding from homeowners and dwelling fire liability coverage all lead poisoning perils to children under the age of six on policies for properties built prior to 1978 that contain rental units and where strict liability for lead poisoning would otherwise apply.

      Effective on March 1, 1998, a similar exclusion was added to our Business Owners Program. With regard to the exclusion described in (3), our policyholders may buy a reinstatement of the excluded coverage through a policy endorsement for an additional premium, but very few such endorsements have been written. As a result of these remedial steps and our historical claims experience, we do not believe that our exposure to lead poisoning claims is material. We held reserves in the amount of $1.7 million, $1.7 million and

$1.6 million for lead paint related claims at June 30, 2003 and December 31, 2002 and 2001, respectively. We believe that these reserves are adequate.

      Also included in our financial results are reserves for other environmental claims such as oil spills and mold. Reserves have been established to cover these claims for known losses. Because of our limited exposure to these types of claims, we believe they will not have a material impact on our financial position in the future.

Reinsurance

      In addition to participating in CAR, we reinsure with other insurance companies on a claims incurred basis a portion of our potential exposure under the policies we have written. The objective of this reinsurance is to mitigate the adverse financial consequences of a severe loss under individual policies, or catastrophic occurrences where a number of claims can produce an extraordinary aggregate loss. Reinsurance does not legally discharge us from our primary liability to the insured for the full amount of the policies, but it does make the reinsurer liable to us to the extent of the reinsured portion of any loss ultimately suffered. We seek to utilize reinsurers that we consider adequately capitalized and financially able to meet their respective obligations under reinsurance agreements with us. We utilize a variety of reinsurance mechanisms to protect ourselves against loss. For additional information, please refer to Note F to the audited consolidated financial statements included in this prospectus.

      Quota Share Reinsurance. We entered into a new 65% quota share reinsurance program to cover all non-automobile property and liability business, except umbrella policies, effective July 1, 2003. The program is split among American Re-Insurance Corporation, rated “A+ (Superior)” by A.M. Best, Employers Reinsurance Corporation, rated “A (Excellent)” by A.M. Best, Swiss Reinsurance America Corporation, rated “A++ (Superior)” by A.M. Best, and Transatlantic Insurance Company, rated “A++ (Superior)” by A.M. Best. The maximum per occurrence dollar recovery is equal to 225% of the annual net premiums ceded to the quota share arrangement in the contract year. The maximum aggregate per year dollar recovery under the quota share contract is equal to 325% of the annual net premium ceded to the quota share arrangement in the contract year. A sliding scale commission, based on loss ratio, is utilized under this program. Several limitations were added to the new quota share program regarding losses related to nuclear, chemical and biological terrorist events. Our maximum loss recovery in case of these types of events is estimated at $26 million. We believe that this program provides us with sufficient protection for catastrophe coverage so as to enable us to forego pure catastrophe reinsurance coverage.

      The table below provides information depicting the approximate recovery under the quota share contract at various loss scenarios, if a single catastrophe were to strike through June 30, 2004:

		Net Loss Retained
Total Loss	Reinsurance Recovery	by Commerce

	(Dollars in thousands)
$50,000	$32,500	$17,500
100,000	65,000	35,000
150,000	97,500	52,500
200,000	130,000	70,000
250,000	162,500	87,500
300,000	195,000	105,000

      Under the above scenario and based on the twelve month projected premiums to be ceded under the program, we have no reinsurance recoveries for a single event catastrophe in excess of a total loss of approximately $347 million. The level of reinsurance protection increases (decreases) when the company cedes more (less) premium to the reinsurers.

      It is customary for property and casualty companies to evaluate their exposure to a weather-related catastrophe by estimating the losses that would be incurred if a storm equivalent to the largest storm that has occurred during a given period were to occur during a current fiscal year or reinsurance policy period. If the estimate focuses on hurricanes during the past 100 years, for example, the largest hurricane during that period is referred to as a “100-year hurricane.” Our estimated total losses on our other than automobile business for 100 and 250-year hurricanes are approximately $180 million and $290 million, respectively. Our estimates were derived through the services of Employers Reinsurance Corporation, which utilized the RMS (Risk Management Solutions) risk assessment system. We believe that most property and casualty insurance companies establish their catastrophe reinsurance programs between the 100-year and 250-year storm estimates.

      Written premiums ceded in 2002, 2001, and 2000 under the prior quota share program were $98.0 million, $78.6 million, and $69.4 million, respectively. The 24.7% increase in written premiums ceded in 2002 versus 2001 in this program was primarily the result of a $14.3 million, or 19.6%, increase in Massachusetts homeowner direct written premium, coupled with an $8.7 million, or 46.3%, increase in direct homeowner writings in states other than Massachusetts, as previously mentioned. Ceding commission income is calculated on a ceded earned premium basis.

      Casualty Reinsurance. Casualty reinsurance is written on an excess of loss basis for any one event or occurrence with a maximum recovery of $8.0 million over a net retention of $2.0 million. This coverage is placed with Swiss Reinsurance America Corporation.

      Personal and commercial liability umbrella policies are reinsured on a 95% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $5.0 million for policies with underlying automobile coverage of $250,000/$500,000 or more. We also have personal liability umbrella reinsurance coverage for policies with underlying automobile coverage of $100,000/$300,000, on a 65% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $3.0 million. The personal liability coverage was placed with American Re-Insurance through year end 2002. Effective January 1, 2003, we entered into a 95% personal umbrella quota share agreement with Employers Reinsurance Corporation, rated “A (Excellent)” by A.M. Best. Through July 15, 2002 our commercial liability umbrella policies were placed with American Re-Insurance Company. On July 15, 2002, we entered into a 95% commercial umbrella quota share agreement with Employers Reinsurance Corporation.

      Earned premiums and losses and loss adjustment expenses are stated in our accompanying consolidated financial statements after deductions for ceded reinsurance. Those deductions for reinsurance other than CAR are as follows:

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)
				(Restated)
Income Statement:
Written premiums ceded	$57,524	$44,902	$101,913	$81,827	$76,946
Earned premiums ceded	54,268	41,150	90,075	77,226	73,354
Losses and loss adjustment expenses ceded	35,468	23,771	47,658	40,514	30,797
Balance Sheet:
Unpaid losses and loss adjustment expenses	52,213	38,891	43,380	32,101	28,491
Unearned premiums	59,466	46,087	55,023	42,258	36,828

Settlement of Claims

      Claims under insurance policies written by us are investigated and settled primarily by claims adjusters employed by us. In Massachusetts at June 30, 2003, we employed a staff of approximately 900 people in our claims department, located in Webster, Massachusetts. In addition to these individuals, we utilize the services of approximately 30 independent appraisal firms and 11 independent property adjusting companies who are strategically located throughout Massachusetts and New Hampshire. We also have a special unit that investigates suspected insurance fraud and abuse. At June 30, 2003, American Commerce employed a staff of approximately 80 people that settled claims at three regional claims offices strategically located throughout the country as well as our Massachusetts location. In addition to these individuals, American Commerce utilized the services of approximately 90 independent appraisal firms and 80 independent property adjusting companies who are also strategically located throughout the country as well as our Massachusetts location. At June 30, 2003, Commerce West settled claims at their home office, employing a staff of approximately 30 in the claims department. In addition, Commerce West utilizes the services of approximately 14 independent appraisal firms strategically located in California and Oregon. If a claim or loss cannot be settled and results in litigation, we retain outside counsel to represent us.

      We believe that, based on surveys of our agency force and insureds, through our claims staff of experienced adjusters, appraisers, managers, and administrative staff, we have higher customer satisfaction than many of our competitors. All claims office staff members work closely with agents, insureds and claimants with a goal of settling claims fairly, rapidly and cost effectively.

      The Massachusetts Unfair Claims Settlement Practices Act, or Chapter 176D, and other similar provisions in states in which we do business, prohibit insurers from engaging in certain claim settlement practices. These practices include failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies, refusing to pay claims without conducting a reasonable investigation based upon all available information, failing to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear, and compelling insureds to institute litigation to recover amounts due under an insurance policy by offering substantially less than the amounts ultimately recovered in actions brought by such insureds. An insurer’s violation of any of these obligations expressly violates a number of state laws, including the Massachusetts Consumer Protection Act, or Chapter 93A. Any party, including claimants and insureds, whose rights are affected by an insurer’s violation of Chapter 176D, is entitled to bring a claim against the insurer under Chapter 93A. Similar provisions exist in other states where we do business.

      The damages available under Chapter 93A may not necessarily be related to the harm caused by the insurer’s violation of Chapter 176D. Chapter 93A provides in effect that the party that brings a successful 93A claim will be entitled, at a minimum, to the amount of the judgment on all claims arising out of the same underlying occurrence, plus their legal fees, regardless of the limits of the policy issued by the insurer. Moreover, Chapter 93A permits the court to double or triple the party’s damages if the insurer’s violation of Chapter 176D was willful or knowing. In our case, if the underlying policy risk was ceded to CAR, we may seek reimbursement from CAR for legal expenses on any claim that we successfully defend. This is the only instance in which CAR will make any reimbursement on a 93A claim.

      Since 1996, Commerce has been expanding a 24-hour claim reporting service in Massachusetts to third-party claimants and insureds of interested agencies. This service allows customers to report their first notice of a loss at any time of the night or day, 365 days a year. This reporting methodology allows us to improve customer satisfaction by making the initial claim handling much faster and ultimately reducing indemnity payments such as rental and storage.

      Certain of our Massachusetts agencies have settlement authority for claims other than automobile property losses that are less than $2,500. The settlement authority of agencies under automobile policies is limited to claims for towing. As of June 30, 2003, there were 292 Massachusetts agents who signed up for this claim payment methodology. This service is available to all agents and their use of the service fluctuates on an ongoing basis.

Loss and Loss Adjustment Expense Reserves

      The following table represents the development of reserves, net of reinsurance, for 1992 through 2002. The top line of the table shows the reserves at the balance sheet date for each of the indicated years, representing the estimated amounts of losses and LAE for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The upper portion of the table shows the cumulative amounts paid as of successive years expressed as a percentage with respect to that year’s ending reserve liability. The lower portion of the table shows the re-estimated amount as a percentage of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. The estimate changes as more information becomes known about the payments, frequency and severity of claims for individual years. Favorable loss development exists when the original reserve estimate is greater than the re-estimated reserves at December 31, 2002.

      For additional information, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      In evaluating the cumulative information in the following table, it should be noted that each year’s amount includes the cumulative effects of all changes in amounts for prior periods. This table does not present accident or policy year development data. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate future development based on this table.

	Year Ended December 31,

	2002	2001(1)	2000	1999	1998(2)	1997	1996	1995	1994	1993	1992

		(Restated)
			(Dollars in thousands)
Reserves for losses and loss adjustment expenses	$678.3	$594.2	$585.9	$558.8	$561.2	$529.8	$534.0	$493.9	$455.5	$422.2	$316.3
Paid (cumulative) as a percentage of current reserves as of:
One year later		49.3%	51.9%	50.9%	47.5%	50.9%	50.5%	48.5%	47.7%	52.7%	51.1%
Two years later			71.4	72.5	70.2	74.0	72.5	70.3	68.4	71.8	76.8
Three years later				83.3	81.3	88.3	84.8	84.2	80.8	82.1	86.0
Four years later					86.7	94.2	93.1	90.8	89.6	88.4	91.1
Five years later						97.1	95.9	96.0	92.8	93.1	94.0
Six years later							97.1	96.9	95.9	94.3	96.7
Seven years later								97.6	96.3	96.3	97.1
Eight years later									96.8	96.4	98.5
Nine years later										96.8	98.6
Ten years later											99.0
Reserves re-estimated as a percentage of initial reserves as of:
One year later		97.6%	94.0%	92.4%	92.9%	88.4%	84.3%	82.2%	83.6%	83.9%	87.2%
Two years later			93.7	90.3	91.9	85.6	79.3	74.1	73.2	75.9	78.6
Three years later				90.3	91.3	85.1	77.4	71.5	68.9	69.4	73.0
Four years later					91.3	84.7	77.3	69.7	67.8	67.3	68.8
Five years later						84.4	77.1	70.4	66.3	66.4	67.0
Six years later							76.8	70.1	66.9	65.7	66.7
Seven years later								69.9	66.8	66.2	65.9
Eight years later									66.7	66.1	66.5
Nine years later										66.1	66.4
Ten years later											66.6
Redundancy expressed as a percent of year end reserves		2.4%	6.3%	9.7%	8.7%	15.6%	23.2%	30.1%	33.3%	33.9%	33.4%

(1)	Reserves for loss and loss adjustment expenses differ from the amount originally reported by $3.8 million. This difference was caused by the employee stock option accounting change from fixed to variable. For additional information, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(2)	The 1998 amount includes an adjustment to add $63,112 in loss and LAE reserves for American Commerce at January 29, 1999. For additional information about losses and LAE, gross and net of reinsurance, see Note E to the audited consolidated financial statements included in this prospectus.

      Because of the inherently difficult task of estimating the amount required to ultimately settle all losses several years into the future, it is probable that actual amounts will be either higher or lower than the originally established reserves at any given point in time. Our intent when establishing our estimate for reserves is to be within a tolerance of plus or minus five percent of the reserve required to ultimately settle all losses. We gauge our selected reserve estimate to the ranges as determined by our actuaries in order to determine the reasonability of our estimate. To the extent that our selected reserve is within the range of the actuarial estimates, we will not adjust our estimates; instead, we will rely on our independently calculated reserve amounts.

      Our aggregate actuarial estimate for the loss and LAE reserves, on a consolidated basis and prior to the effect of ceded reinsurance recoverable, ranges from a low of $607.3 million to a high of $700.6 million as of December 31, 2002. Our financial statement loss and LAE reserves, based on our best estimate, was established at $678.3 million for that date. We calculate our estimate independently from those amounts as calculated by our actuaries and, therefore, the final results are most often not the same. We estimate our amounts primarily by reviewing historical loss and LAE data, focusing mainly on payment data. We also review and compare the most recent loss frequency, severity and payment data to historical trends in an attempt to determine if patterns are remaining consistent or not. We attempt to establish our reserve estimate as close to the amount required for the ultimate future payments necessary to settle all losses.

Operating Ratios

      Loss and Underwriting Expense Ratios. Loss and underwriting expense ratios are used to interpret the underwriting experience of property and casualty insurance companies. Losses and LAE are stated as a percentage of premiums earned because losses may occur over the life of a policy. Underwriting expenses on a statutory basis are stated as a percentage of net premiums written rather than earned premiums because most underwriting expenses are incurred when policies are written and are not spread over the policy period. Underwriting profit margins are reflected by the extent to which the combined loss and underwriting expense ratios, which we refer to in this prospectus as the combined ratio, are less than 100%. The combined ratio is considered the best simple index of current underwriting performance of an insurer. Our loss and LAE ratio, underwriting expense ratio and combined ratio, and the industry combined ratio, on a statutory basis, are shown in the following table. Our ratios include lines of insurance other than automobile as do the industry combined ratios for all writers. Data for the property and casualty industry generally may not be directly comparable to our data. This is due to the fact that we conduct our business primarily in Massachusetts, where approximately 86.6% of our direct premiums were written for the year ended December 31, 2002, and that we write primarily personal automotive insurance.

	Six Months	Year Ended December 31,
	Ended June 30,
	2003	2002	2001	2000	1999	1998

Company Group Statutory Ratios (unaudited)
Loss and LAE Ratio	78.7%	75.1%	74.5%	71.7%	72.0%	71.6%
Underwriting Expense Ratio	21.3%	23.6	24.2	25.1	26.5	26.5

Combined Ratio	100.0%	98.7%	98.7%	96.8%	98.5%	98.1%

Industry Combined Ratio (all writers)(1)	N/A	103.8%	109.7%	109.7%	104.4%	102.2%

(1)	Source: A.M. Best’s Review Preview (2003), as reported by A.M. Best for all property and casualty insurance companies and adjusted to reflect our relative product mix. The 2002 industry information is estimated by A.M. Best.

      Premiums to Surplus Ratio. The following table shows, for the periods indicated, the statutory ratios of the net premiums written to policyholders’ surplus, for us and our industry. While there is no statutory requirement applicable to us which establishes a permissible net premiums to surplus ratio, guidelines established by the NAIC provide that this ratio should be no greater than 300%.

	Twelve Months	Year Ended December 31,
	Ended June 30,
	2003(1)	2002	2001	2000	1999	1998

	(Dollars in millions)
Net premiums written by us	$1,423.5	$1,313.0	$1,079.0	$1,008.9	$912.0	$745.0
Policyholders’ surplus of our insurance subsidiaries	$680.2	$662.0	$715.9	$661.0	$519.0	$563.5
Our ratio	211.7%	198.3%	150.7%	152.6%	175.7%	132.2%
Industry ratio(2)	N/A	129.7%	111.7%	94.4%	85.8%	84.5%

(1)	This data is not available for six-month periods.

(2)	Source: A.M. Best’s Review Preview (2003), for all property and casualty insurance companies. The 2002 industry information is estimated by A.M. Best.

Investments

      Investment income is an important source of revenue for us, and the return on our investment portfolio has a material effect on our net earnings. Our investment objective continues to focus on maximizing after-tax investment income through investing in high quality securities coupled with acquiring equity investments, which may forego current investment yield in favor of potential higher yielding capital appreciation in the future.

      Carrying values of investments in fixed maturities, which include taxable and non-taxable bonds, and investments in common and preferred stocks, are derived from market prices supplied by our investment custodian. Unrealized investment gains and losses on our investments, to the extent that there is no other-than-temporary impairment of value, are credited or charged to a separate component of stockholders’ equity, known as “net accumulated other comprehensive income (loss),” net of tax, until realized. Fair market value of fixed maturities and preferred and common stocks is based on quoted market prices. For other investments, fair market value equals quoted market price, if available. If a quoted market price is not available, fair market value is estimated using quoted market prices for similar securities. When investment securities are sold, the realized gain or loss is determined on a first-in, first-out basis.

      As of June 30, 2003, our cash and investment portfolio mix at market and equity value was as follows:

Fixed maturities:
GNMA & FNMA mortgage-backed bonds	23.8%
Corporate bonds	10.8
Tax exempt state and municipal bonds	17.9

Total fixed maturities	52.5
Preferred stock	19.9
Common stock	4.0
Closed-end preferred stock mutual funds	14.8
Mortgages and collateral loans	1.1
Cash and cash equivalents	6.3
Other investments	1.4

Total	100.0%

      As of June 30, 2003, we had net invested assets of $1.75 billion. Of this amount, $1.42 billion, or 81.1%, consisted of cash or fixed income securities. Approximately 94% of these securities were rated investment grade. Equity securities consisted of closed-end preferred stock mutual funds and common stocks, and represented 18.9% of invested assets.

      As of June 30, 2003, our investment portfolio contained corporate fixed-income and preferred stock securities with a market value of $538.3 million. A summary of these securities by industry segment is as follows:

Financial institutions	42.8%
Airlines	11.1
Utilities	24.0
Industrial and Miscellaneous	22.1

Total	100.0%

      As of June 30, 2003, our investment portfolio contained $241.1 million of mortgage-backed, asset-backed and collateralized mortgage obligations. All of these securities were rated “A” or better and 95.9% were rated “AAA” by Standard & Poor’s. These securities are publicly traded, and have market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. We had no derivative financial instruments or real estate in the investment portfolio as of June 30, 2003.

      We review all security holdings on a quarterly basis with regard to other-than-temporary declines in market value pursuant to FASB 115 (“Accounting for Certain Investments in Debt and Equity Securities”) and other applicable guidance. As part of this process, we consider any significant market declines in the context of the overall market and also in relation to the outlook for the specific issuer of the security. From a quantitative standpoint, we view all securities that have fallen more than 20% below book price and have remained so for two quarters as potentially in need of a writedown. In addition, any other security that we view as impaired for a significant period of time is also a candidate for a writedown, even if the percentage decline is less than 20%.

      For additional information on our investment income and investment portfolio, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note B to the audited consolidated financial statements included in this prospectus.

Regulation

      General. Although the U.S. federal government does not directly regulate the insurance industry, federal initiatives often have an impact on the industry. Congress and certain federal agencies continue to investigate the current condition of the insurance industry, encompassing both life and health and property and casualty insurance, in the United States in order to decide whether some form of federal role in the regulation of insurance companies would be appropriate. Congress conducts hearings relating, in general, to the solvency of insurers and has proposed federal legislation from time to time on this and other subjects.

      The Terrorism Risk Insurance Act of 2002 was passed by Congress and signed into law by President Bush on November 26, 2002. The purpose of this Act is to establish a temporary federal program that provides a system of shared public and private compensation for certain insured losses resulting from acts of terrorism. The Act defines a “certified” act of terrorism as “an act that is certified by the Secretary of the Treasury as resulting in aggregate losses in excess of $5.0 million, is a violent act or dangerous to human life, property or infrastructure, and is committed by an individual(s) acting on behalf of any foreign person or interest as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.” Due to the types of coverage offered by us and the limited exposure we have outside of Massachusetts, we believe that the financial impact upon us as a result of the Act will be immaterial.

      At the state level, various forms of automobile insurance reform are continuously debated. New regulations and legislation are often proposed with the goal of reducing the need for premium increases. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Massachusetts Personal Automobile Insurance.”

      Our primary business is subject to extensive regulation. In Massachusetts, the Commissioner is appointed by the Governor of Massachusetts and has broad authority. The Commissioner fixes maximum policy rates and establishes minimum agent commission levels on personal automobile insurance. In addition, the Commissioner grants and revokes licenses to write insurance, approves policy forms, sets reserve requirements, determines the form and content of statutory financial statements and establishes the type and character of portfolio investments. The Commissioner also approves company submissions regarding affinity group insurance programs and corresponding discounts along with safe driver deviations. Consequently, the policies and regulations set by the Commissioner are an important element of writing insurance in Massachusetts. In states outside of Massachusetts, premium rates generally must be filed with, and approved by the Commissioner of Insurance in that particular state. In general, minimum commissions to agents are not set by the other state commissioners.

      State insurance regulators are responsible for conducting periodic examinations of insurance companies. Both Commerce Insurance and Citation were last examined for the five-year period ended December 31, 1998. Commerce West was last examined in 2001 by the California Department of Insurance for the three-year period ended December 31, 1999. American Commerce was examined in 1999 by the Ohio Department of Insurance for the three-year period ended December 31, 1997. These examinations produced no material findings. Massachusetts Division of Insurance regulations provide that insurance companies will be examined every five years or more frequently as deemed prudent by the Commissioner. California Department of Insurance regulations provide that insurance companies will be examined every three years. Ohio Department of Insurance regulations provide that insurance companies will be examined at least every five years.

      Automobile Insurance Regulation Overview. Massachusetts has required compulsory automobile insurance coverage since 1925. States outside of Massachusetts generally have varying levels of minimum compulsory insurance. Under current law, all Massachusetts motorists are required to carry certain minimum coverages mandated by the state. The Commissioner fixes and establishes, among other things, the maximum rates insurers may charge for the compulsory personal automobile coverages. With very limited exceptions, each insurer writing automobile insurance in Massachusetts must accept all risks submitted to the insurer for the compulsory coverage, but is permitted to reinsure these risks (including affinity group marketing insurance risks) through CAR.

      Compulsory Coverage. Compulsory coverage includes no-fault coverage, limited bodily injury coverage, property damage coverage and coverage against uninsured or hit and run motorists. The Massachusetts no-fault statute provides for personal injury protection coverage, which entitles a party to be reimbursed directly by the party’s own insurer for certain medical expenses, lost wages and other defined expenses arising from an automobile accident, up to a specific amount, even if another party caused the accident.

      Rates and Commissions. Massachusetts personal automobile insurance rates are fixed and established annually by the Commissioner. Affinity group marketing insurance programs and safe driver rate deviations must be annually approved by the Commissioner. For Massachusetts commercial automobile insurance, the rates for the voluntary market are competitive, with insurers filing rates for review by the Commissioner based on their own experience. The rates for the Massachusetts commercial automobile risks reinsured through CAR are recommended by CAR and approved by the Commissioner, except for non-fleet, private passenger-type automobiles. For additional information, see “— Commonwealth Automobile Reinsurers.”

      In fixing classifications of risks and establishing personal automobile rates, the Commissioner must consider numerous factors, including driver and automobile characteristics and the claim rate in the state’s designated geographical territories. These factors are based upon data that are two or more years old. Premiums charged to a policyholder are adjusted based upon the safe driver rating of the operator. Moving violations and at-fault accidents affect each driver’s safe driver rating. In addition, the Extra Risk Rating regulations permit insurers to deny coverage or charge surcharged rates for physical damage coverage to both high risk vehicles and insureds with excessive prior loss or violation activity.

      The Commissioner sets an average minimum direct agency commission rate for personal automobile insurance, which in 2003 is 11.0%. With respect to risks reinsured through CAR, the maximum amount of commissions that CAR will reimburse is fixed at that prescribed rate.

      Outside of Massachusetts, rates and commissions are set competitively on a company-by-company and state-by-state basis.

      Mandatory Underwriting. Massachusetts law specifies that all individuals holding a valid driver’s license are entitled to purchase the mandatory automobile insurance coverages regardless of their driving experience or accident record. The Massachusetts Legislature has also placed certain restraints on insurers’ discretion to refuse to renew automobile insurance policies. Policyholders are generally entitled to renew except in cases of fraud, material misrepresentation, revocation or suspension of an operator’s license or nonpayment of premiums. With very limited exceptions, insurers that participate in CAR in Massachusetts must accept every automobile risk submitted to them.

      Under the Massachusetts system of rate regulation, some personal automobile insurance risks are purposefully under-priced by the Commissioner, and therefore, absent state-intervention, insurers would not ordinarily choose to write those risks. The CAR reinsurance program described below is intended to mitigate the burden imposed by the Massachusetts take-all-comers system, by allowing insurers to transfer the exposure for under-priced risks to an industry pool, and by granting participation credits for certain under-priced risks.

      Commonwealth Automobile Reinsurers. CAR is a Massachusetts state-mandated reinsurance mechanism, under which all premiums, expenses and losses on ceded business are pooled and shared by all insurers. It is similar to a joint underwriting association because a number of insurers participate in the program. As of June 30, 2003, 35 insurers participated for the personal and commercial automobile lines, including Commerce Insurance.

      In general, agencies licensed to issue automobile insurance policies are entitled to be assigned to at least one servicing carrier. There are two categories of agencies: (1) those who have voluntary agreements with one or more servicing carriers, and (2) those who do not. The latter are assigned by CAR, generally to a single servicing carrier, or non-servicing carrier, and are known as ERPs. There can be ERPs for private passenger automobile or commercial automobile or both.

      All companies writing automobile insurance in Massachusetts share in the underwriting results of the CAR business for their respective product line or lines, whether or not they are participating insurers. An insurer’s share of the CAR deficit is allocated on the basis of a formula called a participation ratio, which can vary significantly between the personal and commercial pools, and between different policy years. See “— Commonwealth Automobile Reinsurers” for a detailed discussion of the method of calculating the participation ratio.

      An insurer may terminate its participation in CAR, for example, by surrendering its license to write automobile policies in Massachusetts. Termination does not discharge or otherwise affect liability of an insurer incurred prior to termination. A withdrawing insurer is assessed a share of CAR’s projected deficits for future years based on the insurer’s prior years’ participation in CAR. The assessment paid by the withdrawing insurer is redistributed to the remaining insurers based on their participation ratios.

      An insurer can transfer its obligations for its personal insurance policies to another insurer who formally agrees to assume these obligations. The transferring insurer is thereby relieved of future CAR obligations which otherwise would have arisen as a consequence of the business transferred. See “— Commonwealth Automobile Reinsurers.”

      Insurance Holding Company Structure. As an insurance holding company, we are subject to regulation under the insurance holding company statutes of the states in which any of our subsidiary insurance companies is incorporated. Because our subsidiaries are members of an insurance holding company system, they are required to register with their respective Divisions of Insurance and to submit reports describing the capital structure, general financial condition, ownership and management of each insurer and any person or entity controlling the insurer, the identity of every member of the insurance holding company system and the material outstanding transactions between the insurer and its affiliates. California and Ohio have laws similar to those in Massachusetts.

      Each member of the insurance holding company system must keep current the information required to be disclosed by reporting all material changes or additions within 15 days of the end of the month in which it learns of such change or addition.

      Massachusetts law prohibits a party that is not a domestic insurer from acquiring “control” of a domestic insurer or of a company controlling a domestic insurer without prior approval of the Commissioner. Control is presumed to exist if a party directly or indirectly holds, owns or controls ten percent or more of the voting stock of another party, but may be rebutted by showing that control does not exist. California and Ohio have laws similar to those in Massachusetts.

      In the event of the insolvency, liquidation or other reorganization of any of our insurance subsidiaries, our creditors and stockholders will have no right to proceed against the assets of those subsidiaries, or to cause the liquidation or bankruptcy of any company under federal or state bankruptcy laws. State laws govern such liquidation or rehabilitation proceedings and the Division of Insurance would act as receiver for the particular company. Creditors and policyholders of the insurance subsidiaries would be entitled to payment in full from such assets before a stockholder, such as Commerce Holdings in our case, would be entitled to receive any distribution therefrom.

      Payment of Dividends. Under Massachusetts law, an insurer may pay cash dividends only from earnings and statutory surplus, and the insurer’s remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. California and Ohio have similar laws. Following the declaration and payment of such dividends, the insurer must file a report with the Commissioner. A Massachusetts insurance company may not pay an extraordinary dividend or distribution unless the insurer gives the Commissioner at least 30 days’ prior notice of the declaration and the Commissioner does not disapprove of the plan of payment prior to the date of such payment. An extraordinary dividend or distribution is one whose fair market value, together with that of other dividends or distributions within the preceding twelve-month period, excluding pro rata distributions of any class of the insurer’s own securities, exceeds the greater of (1) ten percent of the insurer’s surplus as regards to policyholders as of the preceding year end or (2) the net income of such insurer for the preceding year. California and Ohio have similar laws regulating the payment of dividends by insurance companies to those in Massachusetts.

      The aggregate amount of dividends calculated in accordance with regulations in Massachusetts, California and Ohio that may be paid in 2003 from all of our insurance subsidiaries without prior regulatory approval is approximately $76.0 million, of which $66.2 million has been approved and paid as of June 30, 2003.

      Protection Against Insurer Insolvency. All insurance companies are required to participate in insurance insolvency fund programs in the states they write in. For further information, please refer to Note Q to the audited consolidated financial statements included in this prospectus.

      National Association of Insurance Commissions Guidelines. The NAIC Insurance Regulatory Information System, or IRIS, was developed by a committee of state insurance regulators and is intended primarily to assist state insurance regulators in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies eleven industry ratios and specifies “usual values” for each ratio. Departure from the “usual values” on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer’s business. For the year ended December 31, 2002, our consolidated property and casualty operations had no ratios outside the “usual values.”

      In order to enhance the regulation of insurer insolvency, the NAIC developed a formula and model law to provide for risk-based capital, or RBC, requirements for property and casualty insurance companies. The model law has since been adopted in all states. RBC requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The RBC model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (1) underwriting, which encompasses the risk of adverse loss development and inadequate pricing; (2) declines in asset values arising from credit risk; and (3) other business risks from investments. Insurers having less statutory surplus than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

      The RBC model formula proposes four levels of regulatory action. The extent of regulatory intervention and action increases as the percentage of surplus to RBC falls. The first level, defined by the NAIC as the “Company Action Level,” requires an insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The second level, defined by the NAIC as the “Regulatory Action Level,” requires an insurer to submit a plan containing corrective actions and permits the Commissioner to perform an examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The third level, “the Authorized Control Level,” allows the regulator to rehabilitate or liquidate an insurer in addition to the aforementioned actions if surplus falls below 100% of the RBC amount. The fourth and final action level, “the Mandatory Control Level,” requires the regulator to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount. The RBC levels of each of our insurance subsidiaries exceeds the requirements.

Competition

      The property and casualty insurance industry is highly cyclical, characterized by periods of increasing premium rates and limited underwriting capacity, followed by periods of intensive price competition and abundant underwriting capacity. This industry also is highly competitive, with a large number of companies, many of which operate in more than one state, offering automobile, homeowners, commercial property and other lines of insurance. Some of our competitors have larger volumes of business and greater financial resources and some sell insurance directly to policyholders rather than through independent agents.

      Massachusetts. Because our insurance products are marketed almost exclusively through independent agencies, most of whom represent more than one company, we face competition within each agency. We compete for business within independent agencies by offering a more attractively priced product to the consumer and by paying agents significant compensation in the form of commissions and profit sharing, which are based in part on the underwriting profits or losses of the agency business written with us. We also seek to provide a consistent market, prompt servicing of policyholder claims and effective agency support services. We believe, based upon regular surveys of our agencies, our relationships with our independent agencies are excellent. Any disruption in these relationships could adversely affect our business. We also believe that our relationship with the four AAA clubs that sponsor the AAA affinity group marketing program is excellent. We have agreed that we shall be the AAA clubs’ exclusive underwriter of Massachusetts personal automobile group programs, and we have a rolling three-year contract with the AAA clubs. This contract renews automatically and may be terminated upon a minimum of three years written notice to us.

      We believe that the Massachusetts regulatory environment, which fixes maximum personal automobile insurance rates, assigns ERPs to servicing carriers, and apportions losses incurred by CAR and establishes minimum agency commissions, has discouraged certain companies with more traditional underwriting and pricing approaches from establishing a presence or expanding their market share in Massachusetts. Any material change in this situation could adversely affect our business.

      Other States. Both American Commerce and Commerce West file and receive approval for premium rates with the respective divisions of insurance in the states they do business. American Commerce competes for business by utilizing 32 AAA-owned and operated independent agencies that offer competitively priced products and provide quality service. The AAA-owned independent agencies are offered compensation in the form of commission and profit sharing, based primarily on loss ratios, as well as stock options and bonuses based on the year-over-year increase in the volume of agency business written with American Commerce. Commerce West competes for business by utilizing 808 independent insurance agencies and brokers that offer competitively priced products and provide quality service. We offer compensation to agents and brokers in the form of commissions and profit sharing, which are based in part on the underwriting profits and losses of the agency business written with us. We offer competitively priced products and commissions to agents in New Hampshire. Profit sharing, based on loss experience, is also offered as an inducement for exceptional business.

Employees

      As of June 30, 2003, we employed 2,010 people. Commerce Insurance and Citation employed 1,730 people; American Commerce employed 199 people; and Commerce West employed 81 people. We are not a party to any collective bargaining agreements and believe our relationship with employees to be very good.

Properties

      We conduct our Massachusetts operations from approximately 436,000 square feet of space in several buildings that we own in Webster, Massachusetts, which is located approximately 50 miles southwest of Boston. Our principal administrative offices in Webster consist of recently rehabilitated and newly constructed buildings. Our data processing and operational departments are housed in modern office buildings on a separate twenty-eight acre site. During 2001, we purchased a 130,000 square foot building. We expended approximately $13 million renovating the building in 2002. Commerce West currently leases approximately 17,000 square feet of office space in Pleasanton, California. Commerce West anticipates it will relocate within the next one to three years. American Commerce conducts its operations from approximately 40,000 square feet of space in a building it owns located on a two acre site in Columbus, Ohio. American Commerce also leases property at three district claims offices.

Legal Proceedings

      As is common with property and casualty insurance companies, we are a defendant in various legal actions arising from the normal course of our business, including claims based on Massachusetts Chapter 176D and Chapter 93A. See “— Settlement of Claims.” Similar provisions exist in other states where we do business. We consider these proceedings to be ordinary to operations or without foundation in fact. We believe that these actions will not have a material adverse effect on our consolidated financial position.

      A purported class action lawsuit is pending in Massachusetts State court against Commerce Insurance. The lawsuit, titled “Elena Given, individually and as a representative of all persons similarly situated v. The Commerce Insurance Company,” was filed on January 23, 2001 and alleges damages as a result of the alleged inherent diminished value to vehicles that are involved in accidents. Other insurance companies face similar suits in cases outside of Massachusetts.

      In April 2002, the trial judge in the Given case entered partial summary judgment for the plaintiff on the issue of whether the Massachusetts automobile policy covers her claim, ruling that the plaintiff would be entitled to reimbursement under the policy if the plaintiff were able both to prove that her vehicle suffered “inherent diminished value” in the accident and to quantify the amount of such diminution in value. Subsequently the Massachusetts Division of Insurance issued an Advisory Ruling in which it stated, among other things, its position that the policy does not cover claims for “inherent diminished value.” In July 2002, the trial judge stayed the trial and granted our motion to have the appellate court review the issue of whether the Massachusetts automobile policy provides coverage for inherent diminished value. During the third quarter of 2002, we applied for direct appellate review of this issue by the Supreme Judicial Court of Massachusetts (“SJC”), and this application was granted. Another trial judge in Massachusetts ruled, in a similar case brought by the Given plaintiff counsel against another insurer, that claims for diminution of value are not covered by the same Massachusetts automobile insurance policy. Commerce Insurance’s and the other insurer’s cases were paired and oral arguments were heard at the SJC on March 4, 2003 (Case No. 8859). A decision has not been announced by the SJC, and we are unable to anticipate a decision date.

      If the SJC agrees with the Given trial judge’s interpretation of the Massachusetts personal automobile insurance policy, then the case will be remanded to the trial court, where we would vigorously oppose class certification.

      We have not established a reserve for the potential liability in connection with this case because we are unable to estimate the potential exposure of this purported class action lawsuit. However, if there is a final decision certifying that a relatively large class of our policyholders is entitled to recover damages based upon the inherent diminished value theory, we may have to increase materially our loss and loss adjustment expense reserves as a result.

MANAGEMENT

Principal Officers and Directors of Commerce Group

Name	Age	Position

Arthur J. Remillard, Jr.	72	President, Chief Executive Officer, Chairman of the Board, Director
Gerald Fels	60	Executive Vice President, Chief Financial Officer, Director
Arthur J. Remillard, III	47	Senior Vice President — Policyholder Benefits, Assistant Clerk, Director
Regan P. Remillard	40	Senior Vice President, Director
John W. Spillane	71	Clerk, Director
David H. Cochrane	50	Senior Vice President — Underwriting of Commerce Insurance and Citation
Peter J. Dignan	52	Senior Vice President — Marketing and Premium Accounting of Commerce Insurance and Citation
James A. Ermilio	40	Senior Vice President and General Counsel
Joseph J. Staffieri	57	Senior Vice President — Human Resources
Henry R. Whittier, Jr.	62	Senior Vice President — Management Information Systems of Commerce Insurance and Citation
Randall V. Becker	42	Treasurer, Chief Accounting Officer, Director
John W. Hawie	39	Vice President and Chief Investment Officer
Warren S. Ehrlich	50	Assistant Vice President — Senior Actuary
Joseph A. Borski, Jr.	69	Director
Eric G. Butler	75	Director
Henry J. Camosse	72	Director
David R. Grenon	63	Director
Robert W. Harris	71	Director
Robert S. Howland	83	Director
John J. Kunkel	91	Director
Raymond J. Lauring	77	Director
Normand R. Marois	67	Director
Suryakant M. Patel	62	Director
Gurbachan Singh	64	Director

      Arthur J. Remillard, Jr. has been the President, Chief Executive Officer and Chairman of the Board of Commerce Group since 1976. Mr. Remillard has been Chief Executive Officer and Chairman of the Board of Commerce Insurance since 1972 and President of Commerce Insurance from 1972 to November 2001. Additionally, Mr. Remillard is the Chairman of the Governing Committee, Chairman of the Actuarial Committee, Vice Chairman of the Governing Committee Review Panel, Chairman of the Budget Committee and Vice Chairman of the Personnel Committee of CAR. Mr. Remillard is also Chairman of the Governing Committee and a member of the Budget Committee, Executive Committee and Nominating Committee of the AIB.

      Gerald Fels, a certified public accountant, was appointed President and Chief Operating Officer of Commerce Insurance in November 2001, and Executive Vice President of Commerce Group in November, 1989. From 1981 to November 1989, Mr. Fels was Senior Vice President of Commerce Group. Mr. Fels was the Treasurer of Commerce Group from 1976 to 1994 and of Commerce Insurance from 1975 to 1994. Mr. Fels has also been Chief Financial Officer of Commerce Group since 1976 and of Commerce Insurance since 1975. Additionally, Mr. Fels is Vice Chair and a director of American Nuclear Insurers and an Advisory Committee Member of several investment funds managed by Conning Capital Partners.

      Arthur J. Remillard, III was appointed Senior Vice President of Policyholder Benefits in 1988 and has been Assistant Clerk of Commerce Group since 1982. From 1981 to 1988, Mr. Remillard had been Vice President-Mortgage Operations. In addition, Mr. Remillard was elected Vice Chairman of the Board of Governors of the Insurance Fraud Bureau of the AIB in 2002 and he has served on that Board since 1991. Mr. Remillard has also served on the CAR Claims Advisory Committee since 1990 and the AIB Claims Committee since 1991.

      Regan P. Remillard was appointed President of American Commerce in 2001, President of AHC in 1998 and Vice Chairman of the Board and Chief Executive Officer of American Commerce in 1999. Mr. Remillard has been President of Commerce West since 1996. Mr. Remillard has been a Senior Vice President of Commerce Group since 1995. From 1995 to February 2000, Mr. Remillard was General Counsel of Commerce Group. From 1994 to 1995, Mr. Remillard was a practicing attorney at Hutchins, Wheeler & Dittmar, a Massachusetts law firm specializing in corporate law and litigation and from 1989 to 1993, Mr. Remillard was Government Affairs Monitor of Commerce Group. Mr. Remillard is a member of the Massachusetts Bar.

      John W. Spillane has been counsel to and Clerk of Commerce Group since its incorporation and a practicing attorney since 1957. Mr. Spillane is the Senior Partner of Spillane & Spillane LLP. He is also a director of Rovac Corporation, a seller of air conditioning equipment.

      David H. Cochrane has been the Senior Vice President of Underwriting for Commerce Insurance and Citation since 1988. For approximately four years prior to that, Mr. Cochrane was the Vice President of Financial Services of CAR. Mr. Cochrane has also served on the CAR Market Review Committee since 1988.

      Peter J. Dignan was appointed the Senior Vice President of Marketing and Premium Accounting for Commerce Insurance and Citation in 1997. From 1989 to 1997, Mr. Dignan was Vice President of Premium Accounting for Commerce Insurance and Citation. From 1987 to 1989, Mr. Dignan was Assistant Vice President of Premium Accounting for Commerce Insurance and Citation.

      James A. Ermilio was appointed as Senior Vice President for Commerce Group in May 2001. Mr. Ermilio was also appointed General Counsel of Commerce Group in February 2000 and was a Vice President of Commerce Group from November 1998 to May 2001. Mr. Ermilio is also General Counsel and Secretary of American Commerce and Secretary of AHC. Mr. Ermilio had been the Associate General Counsel of Commerce Group since September 1998. Mr. Ermilio was Counsel for Glaxo Wellcome, Inc. (currently known as GlaxoSmithKline, Inc.) from 1993 to September 1998. Prior to 1993, Mr. Ermilio was an Associate with the law firm currently known as Bingham McCutchen. Mr. Ermilio is a member of the Massachusetts and District of Columbia Bars.

      Joseph J. Staffieri was appointed the Senior Vice President of Human Resources for Commerce Insurance in November 2002. From May 2001 to November 2002, Mr. Staffieri was Vice President of Human Resources of Commerce Insurance. Prior to May of 1997 through April of 2001, Mr. Staffieri was the Vice President of Human Resources for Ames Department Stores.

      Henry R. Whittier, Jr. was appointed the Senior Vice President of Management Information Systems for Commerce Insurance and Citation in November 2002. From 1995 to November 2002, Mr. Whittier was Vice President of Management Information Systems for Commerce Insurance and Citation.

      Randall V. Becker, a certified public accountant, has been Treasurer and Chief Accounting Officer of Commerce Group since 1994. Mr. Becker became a director of Commerce Group in August 2003. From 1990 to 1994, Mr. Becker was Assistant Treasurer and Comptroller of Commerce Group. From 1986 to 1990, Mr. Becker was the Director of Internal Audit for Commerce Group.

      John W. Hawie joined Commerce Group as Chief Investment Officer in February 2003. He was promoted to be an officer of Commerce Insurance, American Commerce and Commerce West in May 2003. Prior to joining Commerce, Mr. Hawie was employed by General Re where he spent the past 12 years in a variety of portfolio management functions. During this time, he spent four years in Luxembourg managing the assets of a joint venture between General Re and Axa and in 1997 was named the Chief Investment Officer of General Re’s UK operations.

      Warren S. Ehrlich, a Fellow of the Casualty Actuarial Society, has been Assistant Vice President and Senior Actuary for Commerce Insurance and Citation since June 2003. From March 1992 to May 2003 Mr. Ehrlich was Assistant Vice President of Actuary for Commerce Insurance and Citation. Mr. Ehrlich is a member of the American Academy of Actuaries. He has served on the AIB Private Passenger Actuarial Committee for the last several years.

      Joseph A. Borski, Jr. has been a self-employed Certified Public Accountant in the public practice of tax planning and preparation and accounting services for 42 years. Mr. Borski has served on the Audit Committee of Commerce Group for the past eleven years and has been the Chairman of the Committee for the last seven years. Mr. Borski has also been Chairman of the Compensation Committee of Commerce Group for the past twelve years, and has served on the Board of Directors of Commerce Group since its inception.

      Eric G. Butler was Vice President-Claims and the General Claims Manager of Commerce Insurance and Citation from 1981 until his retirement in 1993.

      Henry J. Camosse was the President of Henry Camosse & Sons Co., Inc., a building and masonry supplies company, from 1964 until his retirement in 1992.

      David R. Grenon is the retired founding President and CEO of the Protector Group Insurance Agency, Inc. Mr. Grenon was actively engaged in the property, casualty and life insurance business from 1961 to 2001. Mr. Grenon also was a director of CFX Corporation and Safety Fund National Bank, a subsidiary of CFX Corporation. Mr. Grenon is also President of E-C Realty Corporation and E-C Realty LLC.

      Robert W. Harris is retired. Prior to retirement, Mr. Harris was the Treasurer of H.C. Bartlett Insurance Agency, Inc. from 1958 until 1987.

      Robert S. Howland has been retired since 1985. Prior to retirement, Mr. Howland was the Clerk of H.C. Bartlett Insurance Agency, Inc.

      John J. Kunkel is President and Treasurer of Kunkel Buick & GMC Truck and Treasurer of Kunkel Bus Company. He is also a licensed real estate broker and licensed auto damage appraiser.

      Raymond J. Lauring has been retired since 1983. Prior to retirement, Mr. Lauring was the President of Lauring Construction Company.

      Normand R. Marois is retired. Prior to retirement, Mr. Marois was Chairman of the Board of Marois Bros., Inc., a contracting firm, since 1984. Mr. Marois was appointed a director of PipeDirect.com in 2000.

      Suryakant M. Patel is retired. Prior to retirement, Dr. Patel was a physician specializing in internal medicine since 1966.

      Gurbachan Singh is retired. Prior to retirement, Dr. Singh was a physician engaged in the practice of general surgery for more than 25 years.

      The only family relationships among any of the executive officers or directors of Commerce Group are that Arthur J. Remillard, III and Regan P. Remillard are the sons of Arthur J. Remillard, Jr.

DESCRIPTION OF THE NOTES

      The following is a general description of the terms and provisions of the notes we may offer and sell by this prospectus. This summary is not meant to be a complete description of the notes. The notes will be governed by an indenture to be dated as of                     , 2003, as amended or modified from time to time (the “Indenture”) between us and Wachovia Bank, National Association, as trustee (the “trustee”). The Indenture contains the full legal text of the matters described in this section. The following is a summary of the material provisions of the Indenture, and does not describe every aspect of the notes or the Indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of terms used in the Indenture. A copy of the Indenture is attached as an exhibit to the registration statement of which this prospectus is a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

General

      We will issue the notes as a series of debt securities under the Indenture.

      The notes will be issued as senior notes. The notes will be unsecured, general obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

      We are initially offering the notes in the principal amount of $300 million. We may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms as previously issued notes (other than the date of issuance, the date interest, if any, begins to accrue and the offering price, which may vary) that will form a single issue with the previously issued notes.

      The notes will mature on                     , and will bear interest at a rate of           % per year. Interest on the notes will accrue from                     , 2003, or from the most recent interest payment date to which interest has been paid or duly provided for. We:

•	will pay interest on the notes semi-annually on and of each year, commencing on , 2004;

•	will pay interest to the Person (as defined in the Indenture) in whose name a note is registered at the close of business on the or preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the Person entitled to the payment as it appears in the notes register.

      If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business day” means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or required to close.

      We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will not have the benefit of any sinking fund.

Ranking

      The notes will be our senior unsecured, general obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. As of June 30, 2003, we had no indebtedness outstanding that would have ranked equally in right of payment with the notes. Other than as described below, the Indenture does not limit the amount of indebtedness we may incur.

      In addition, we conduct our operations through subsidiaries, which generate our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions and insurance and other laws and regulations, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain the cash required to pay our obligations, including payments on the notes. Our direct insurance subsidiaries may pay dividends to us during 2003 of approximately $76 million without prior regulatory approval. The notes will be effectively subordinated to the obligations of our subsidiaries, including claims of our policyholders and our creditors. This means that holders of the notes will have a junior position to the claims of policyholders and creditors of our subsidiaries on their assets and earnings.

Payments

      We will pay interest on the notes on each interest payment date to the Person in whose name the notes are registered as of the close of business on the regular record date relating to the interest payment date.

      We will pay principal of and any premium and interest on the notes at stated maturity, upon redemption or otherwise, upon presentation of the notes at the office of the trustee, as the paying agent.

      If any maturity date, redemption date or interest payment date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest may be made on the next business day at that place of payment.

Optional Redemption

      We may redeem the notes, in whole or in part, at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on the redemption date (not including any portion of any interest payments accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 20 basis points plus, in each case, accrued and unpaid interest on the notes to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the Indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

      “Reference Treasury Dealer” means each of Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third business day preceding such redemption date.

      “Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      If less than all of the notes are to be redeemed, the trustee will select the notes to be redeemed. In the absence of any provision for selection, the trustee will choose a method of random selection it deems fair and appropriate.

      On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest).

      We will pay the redemption price and any accrued interest once you surrender the note for redemption. If only part of a note is redeemed, the trustee will deliver to you a new note for the remaining portion without charge.

Limited Restrictions on Additional Indebtedness

      Other than as described below, the Indenture does not limit the amount of indebtedness that we or our subsidiaries may incur or give holders of the notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. However, the Indenture does restrict our ability and our subsidiaries’ ability to incur certain secured debt.

Certain Restrictions

      For purposes of the lien limitation and sales of capital stock restrictions described below and this definition, a “subsidiary” is an entity of which more than 50% of the interests entitled to vote in the election of directors or managers is owned by any combination of us and our subsidiaries.

      “Designated subsidiary” means any present or future consolidated subsidiary of ours, the consolidated shareholders’ equity of which constitutes at least 10% of our consolidated shareholders’ equity. As of June 30, 2003, our designated subsidiaries were The Commerce Insurance Company, Commerce West Insurance Company, American Commerce Insurance Company, ACIC Holdings Co., Inc., Citation Insurance Company and Commerce Holdings, Inc.

Limitations of Liens on Common Stock of Designated Subsidiaries

      Neither we nor any of our subsidiaries will be permitted to create, assume, incur or permit to exist any indebtedness secured by any lien on the common stock of any designated subsidiary if the aggregate amount of the indebtedness so secured exceeds an amount equal to 15% of our Consolidated Tangible Net Worth, unless the notes and, if we so elect, any other indebtedness of ours that is not subordinate to the notes and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated to provide such security, are secured equally and ratably with this indebtedness for at least the time period this other indebtedness is so secured.

      “Common stock” means, with respect to any designated subsidiary, capital stock of any class, however designated, except capital stock that is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights, only in the case of certain contingencies, to elect less than a majority of the directors of such designated subsidiary, and shall include capital stock of any class, however designated, which are convertible into such common stock

      “Indebtedness” means, with respect to any Person, for purposes of this covenant:

•	the principal of, and any premium and interest on, indebtedness of the Person for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which that Person is responsible or liable;

•	all capitalized lease obligations of that Person;

•	all obligations of that Person issued or assumed as the deferred purchase price of property, assets or businesses (except that the deferred purchase price shall not be considered indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created);

•	all obligations of that Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, other than obligations with respect to some letters of credit securing obligations entered into in the ordinary course of business;

•	all guarantees of that Person of obligations of the type referred to above or dividends of other Persons;

•	all obligations of the type referred to above of third parties secured by any lien on the common stock of our designated subsidiaries, the amount of this obligation being deemed to be the lesser of the value of the common stock of our designated subsidiaries or the amount of the obligation so secured; and

•	any amendments, modifications, refundings, renewals or extensions or any indebtedness or obligation described above.

      “Consolidated Tangible Net Worth” shall mean, at any date, the total assets appearing on the consolidated balance sheet of the Commerce Group and its consolidated subsidiaries as of the end of the most recent fiscal quarter of the Commerce Group, prepared in accordance with generally accepted accounting principles, less (a) the total liabilities appearing on such balance sheet and (b) intangible assets.

      “Intangible assets” means the value, as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational costs and (iii) unamortized debt discount and expense, less unamortized premium.

Limitations on Sales of Capital Stock of Designated Subsidiaries

      So long as any notes are outstanding and except in a transaction otherwise permitted by the Indenture, we will not issue, sell, transfer or dispose of capital stock of a designated subsidiary (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends), except to ourselves, to one of our subsidiaries or director’s qualifying shares, if, after giving effect to any such transaction, we would own, directly or indirectly, less than 80% of the shares of the designated subsidiary. In addition, we will not permit any designated subsidiary to issue, sell, transfer or dispose of its capital stock (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends), except to ourselves, to one of our subsidiaries or director’s qualifying shares, if, after giving effect to any such transaction, we would own, directly or indirectly, less than 80% of the shares of the designated subsidiary (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends) and in each case, except that any issuance, sale, transfer or other disposition permitted by us may only be made for at least a fair market value consideration as determined by our board of directors pursuant to a board resolution adopted in good faith; and the foregoing shall not prohibit the issuance or disposition of securities if required by any law or any regulation or order of any court or governmental or insurance regulatory authority.

Consolidation, Merger and Conveyance of Assets as an Entirety

      We may not consolidate or merge with or into any other Person, or convey, transfer or lease our properties and assets substantially as an entirety to any Person and we may not permit another Person to consolidate with or merge into us, unless:

(a) the Person formed by the consolidation or into which we are merged, or the Person which acquires us or which leases our property and assets substantially as an entirety, is a Person organized and existing under the laws of the United States of America or any State of the United States or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding notes and the performance of all of our covenants under the Indenture, as supplemented; and

(b) immediately after giving effect to the transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing.

Events of Default

      An “event of default” will occur with respect to the notes if:

(a) we do not pay any interest on the notes within thirty (30) days of the due date (following any deferral allowed under the terms of the notes and elected by us);

(b) we do not pay any principal of or premium on the notes on the due date;

(c) we do not make sinking fund payments on the notes on the due date;

(d) we default in the performance or remain in breach of a covenant in the Indenture or the notes for 60 days after we receive a written notice of default stating we are in default or breach and requiring remedy of the default or breach; the notice must be sent by either the trustee or registered holders of at least 25% in principal amount of the outstanding notes;

(e) we or one of our Principal Subsidiaries (as defined below) is liable for the acceleration of indebtedness for borrowed money in a principal amount in excess of $50 million, or we or one of our Principal Subsidiaries default in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $50 million, and such acceleration or default at maturity is not waived, rescinded or annulled within 15 days after a specified written notice to us; provided that if such acceleration or default at maturity is remedied, cured, waived, rescinded or annulled, then the event of default under the Indenture shall also be remedied, cured, waived, rescinded or annulled;

(f) we file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur; or

(g) an involuntary case or other proceeding shall be commenced against us seeking winding up, liquidation or reorganization or other relief with respect to us or our debts under any bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of us or any substantial part of our property and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of 60 days; or an order for relief shall be entered against us under the federal bankruptcy laws as now or hereafter in effect.

      We will furnish the trustee with an annual statement as to our compliance with the terms, provisions and conditions in the Indenture.

      “Principal Subsidiary” means a consolidated subsidiary of ours that, as of the time of the determination of whether such consolidated subsidiary is a Principal Subsidiary, accounted for 10% or more of the total assets of us and our consolidated subsidiaries, in each case as set forth in the most recent balance sheet filed by us with the SEC.

Remedies

Acceleration

      If an event of default occurs and is continuing with respect to the notes, then either the trustee or the registered holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of the notes, together with accrued and unpaid interest thereon, to be due and payable immediately.

Rescission of Acceleration

      After the declaration of acceleration has been made with respect to the notes and before the trustee has obtained a judgment or decree for payment of the money due, the registered holders of a majority in principal amount of the outstanding notes, by written consent to us and the trustee, may rescind and annul such declaration and its consequences, if:

(a) we pay or deposit with the trustee a sum sufficient to pay:

(1) all overdue interest on the notes, other than interest which has become due by declaration of acceleration;

(2) the principal of and any premium on the notes which have become due other than by declaration of acceleration and overdue interest on these amounts;

(3) interest on overdue interest, other than interest which has become due by declaration of acceleration, on the notes to the extent lawful; and

(4) all amounts due to the trustee under the Indenture; and

(b) all events of default with respect to the notes, other than the nonpayment of the principal and interest which has become due solely by the declaration of acceleration, have been cured or waived as provided in the Indenture.

      For more information as to waiver of defaults, see “— Waiver of Default and of Compliance” below.

Control by Registered Holders; Limitations

      If an event of default with respect to the notes occurs and is continuing, the registered holders of a majority in principal amount of the outstanding notes, voting as a single class, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the notes or exercising any trust or power conferred on the trustee with respect to the notes; provided that

(a) the registered holders’ directions do not conflict with any rule of law or the Indenture;

(b) the trustee may take any other action it deems proper which is not inconsistent with the registered holders’ direction; and

(c) the direction is not unduly prejudicial to the rights of holders of the notes who do not join in that action.

      In addition, the Indenture provides that no registered holder of notes have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for any other remedy thereunder unless:

(a) that registered holder has previously given the trustee written notice of a continuing event of default;

(b) the registered holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to institute proceedings in respect of that event of default and have offered the trustee reasonable security or indemnity against costs, expenses and liabilities incurred in complying with the request; and

(c) for 30 days after receipt of the notice, the trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the trustee during the 30-day period by the registered holders of a majority in aggregate principal amount of outstanding notes.

      The trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders unless the holders offer the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with the request.

      However, each registered holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right.

      If an event of default is continuing with respect to the notes, the registered holders of a majority in aggregate principal amount of the outstanding notes will have the right to make such direction.

Notice of Default

      The trustee is required to give the registered holders of notes notice of any default under the Indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived. The Trust Indenture Act currently permits the trustee to withhold notices of default (except for certain payment defaults) if the trustee in good faith determines the withholding of the notice to be in the interests of the registered holders.

Waiver of Default and Compliance

      The registered holders of a majority in aggregate principal amount of the outstanding notes may waive, on behalf of all registered holders of the notes, any past default under the Indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the Indenture that cannot be amended without the consent of the registered holder of each outstanding note.

      Compliance with certain covenants in the Indenture or otherwise provided with respect to the notes may be waived by the registered holders of a majority in aggregate principal amount of the notes.

Modification of Indenture

Without Registered Holder Consent

      Without the consent of any registered holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

(a) to evidence the succession of another Person to us and the assumption by such Person of the covenants in the Indenture and the notes;

(b) to add one or more covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

(c) to add any additional events of default for the notes;

(d) to add or change any provision of the Indenture to facilitate the issuance of notes in bearer form, registrable or not registrable, with or without coupon and to facilitate the issuance of notes in uncertificated form;

(e) to change or eliminate any provision of the Indenture or to add any new provision to the Indenture that does not adversely affect the interests of the registered holders;

(f) to provide security for the notes;

(g) to evidence and provide for the acceptance of appointment of a separate or successor trustee; or

(h) to cure any ambiguity, defect or inconsistency or to make any other changes with respect to the notes that do not adversely affect the interests of the holders of notes in any material respect.

      If the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to the amendment of the Trust Indenture Act or to effect the changes or elimination required by the Trust Indenture Act, and we and the trustee may, without the consent of any registered holders, enter into one or more supplemental indentures to effect or evidence the same.

With Registered Holder Consent

      Subject to the following sentence, we and the trustee may, with some exceptions, amend or modify the Indenture with the consent of the registered holders of a majority in aggregate principal amount of the notes affected by the amendment or modification. However, no amendment or modification may, without the consent of the registered holder of each outstanding note affected thereby:

(a) change the stated maturity of the principal of or interest on the notes (other than pursuant to the terms of the notes) or reduce the principal amount of, interest or premium payable upon redemption, or reduce the principal payable upon acceleration or change the currency in which the note is payable, or impair the right to bring suit to enforce any payment;

(b) reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver;

(c) modify certain of the applicable provisions in the Indenture relating to supplemental indentures and waivers of certain covenants and past defaults;

(d) make any change in the ranking or priority of any note that would adversely affect the noteholders;

(e) reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the Indenture or to waive any past default; or

(f) reduce the percentage in aggregate principal amount of notes outstanding required for any other waiver under the Indenture.

Legal Defeasance and Covenant Defeasance

      We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(a) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on, such notes when such payments are due from the trust referred to below;

(b) Our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost, or stolen notes, and the maintenance of an office or agency for payment and holding money for payments held in trust;

(c) the rights, powers, trusts, duties, and immunities of the trustee, and our obligations in connection therewith; and

(d) the Legal Defeasance provisions of the Indenture.

      In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a default or Event of Default with respect to the notes. If a Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation, and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and additional interest, if any, on, the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

(b) in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain, or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain, or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(e) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under any material agreement or instrument (other than the Indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(f) we must have delivered to the trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy with respect to us between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of ours under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(g) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying, or defrauding our creditors or the creditors of others; and

(h) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that we have complied with all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance.

Resignation and Removal of Trustee

      The trustee with respect to the notes may resign at any time by giving written notice to us. The trustee may also be removed with respect to the notes by act of the registered holders of a majority in principal amount of the then outstanding notes, and in certain circumstances may be removed by us. No resignation or removal of the trustee, and no appointment of a successor trustee, will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

Miscellaneous Provisions

      The Indenture provides that certain notes, including those for which payment or redemption money has been deposited or set aside in trust, will not be deemed to be “outstanding” in determining whether the registered holders of the requisite principal amount of the outstanding notes have given or taken any demand, direction, consent or other action under the Indenture as of any date, or are present at a meeting of registered holders for quorum purposes.

      We are entitled to set any day as a record date for the purpose of determining the registered holders of outstanding notes entitled to give or take any demand, direction, consent or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain circumstances, the trustee also is entitled to set a record date for action by registered holders of outstanding notes. If a record date is set for any action to be taken by registered holders of the notes, the action may be taken only by Persons who are registered holders of the notes on the record date.

Form; Transfers; Exchanges

      The notes will be issued

(a) only in fully registered form;

(b) without coupons; and

(c) in denominations that are even multiples of $1,000.

      You may have your notes divided into notes of smaller denominations (of at least $1,000) or combined into notes of larger denominations, each containing identical terms and provisions, as long as the total principal amount is not changed. This is called an “exchange.”

      You may exchange or transfer notes at the office of the trustee. The trustee acts as our agent for registering notes in the names of holders and exchanging and transferring notes. We may appoint another agent or act as our own agent for these purposes. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also perform transfers.

      In our discretion, we may change the place for registration of transfer or exchange of the notes and may remove and/or appoint one or more additional security registrars.

      There will be no service charge for any transfer or exchange of the notes, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block the transfer or exchange of (a) notes during a period of 15 days prior to giving any notice of redemption or (b) any note selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Book-Entry System

      We will issue the notes in the form of one or more fully registered global notes. The global notes will be deposited upon issuance with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as DTC. DTC will act as depositary. The notes will be registered in the name of DTC or its nominee.

      Ownership of beneficial interests in a global note will be limited to DTC participants and to persons that may hold interests through institutions that have accounts with DTC, which we refer to as the participants. Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

      DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include:

•	securities brokers and dealers (including the underwriters);

•	banks;

•	trust companies;

•	clearing corporations; and

•	other organizations (some of which, and/or their representatives, own DTC).

      Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system.

      We will make principal and interest payments on the notes represented by a global note to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global note for all purposes under the Indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

•	any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.

      We provide the following description of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

      DTC has advised us that upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on DTC’s records. The underwriters will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants.

      A global note can only be transferred:

•	as a whole by DTC to one of its nominees;

•	as a whole by a nominee of DTC to DTC or another nominee of DTC; or

•	as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of that successor.

      The notes represented by a global note can be exchanged for definitive notes in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global note;

•	at any time DTC ceases to be a clearing agency registered under the Exchange Act;

•	we in our sole discretion determine that the global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

•	an event of default with respect to the notes represented by that global note has occurred and is continuing.

      A global note that can be exchanged under the preceding sentence will be exchanged for definitive notes that are issued in authorized denominations in registered form for the same aggregate amount. Those definitive notes will be registered in the names of the owners of the beneficial interests in the global note as directed by DTC.

      Except as provided above, (1) owners of beneficial interests in such global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of the notes for any purpose under the Indenture and (2) no notes represented by a global note will be exchangeable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC (and if that person is not a participant, on the procedures of the participant through which that person owns its interest) to exercise any rights of a holder under the Indenture or that global note. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a global note.

      Beneficial interests in a global note will trade in DTC’s same day settlement system until maturity or redemption or until issuance of definitive notes in registered form as provided for in the Indenture.

      We understand that under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the Indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take that action and (2) those participants would authorize the beneficial owners owning through those participants to take that action or would otherwise act on the instructions of beneficial owners owning through them.

Notices

      We will mail notices and communications to a holder’s address as shown on the notes register.

Governing Law

      The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Paying Agent and Transfer Agent

      The trustee will be the paying agent and transfer agent for the notes.

Information Concerning the Trustee

      Wachovia Bank, National Association is the trustee under the Indenture. We have engaged, and in the future may engage, in securities transactions with affiliates of the trustee in the ordinary course of business. As of the date of this prospectus, we have paid approximately $950,000 in brokerage commissions and other fees in 2003 to an affiliate of the trustee in connection with securities transactions.

      An affiliate of the trustee may be one of the underwriters, agents or dealers through whom we sell notes.

UNDERWRITING

      Under the terms and subject to the conditions set forth in an underwriting agreement, dated the date hereof, we have agreed to sell to each of the underwriters named below, and each of the underwriters for whom Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) are acting through their representatives have severally agreed to purchase from us, the principal amount of the notes set forth below opposite their respective names.

Underwriters	Principal Amount

Bear, Stearns & Co. Inc.	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$

      The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes is subject to, among other conditions, the delivery of certain legal opinions by their counsel and our counsel. The underwriters are obligated to take and pay for the entire amount of the notes, if any are purchased.

      The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to payments the underwriters may be required to make in respect thereof.

      The notes are new securities for which there currently is no market. We do not intend to list the notes on any securities exchange. We have been advised by the underwriters that they intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or development of a trading market for, the notes.

      The underwriters propose to offer some of the notes to the public at the public offering price set forth on the cover page of this prospectus and some of the notes to certain dealers at the public offering price less a concession of not in excess of           % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of           % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

      The expenses of the offering, other than underwriting discounts and commissions referred to above, are estimated at $                    and are payable entirely by us.

      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the notes offered by this prospectus in any jurisdiction where action for that purpose is required. The notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restriction relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the notes offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

      In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include overallotment, covering transactions and stabilizing transactions. Overallotment involves sales of securities in excess of the principal amount of securities to be purchased by the underwriters in the offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

      Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

      Bear, Stearns & Co. Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Bear, Stearns & Co. Inc. and their customers and is not a party to this offering. We do not believe that Market Axess Inc. will function as an underwriter or agent of this offering, nor do we believe that Market Axess Inc. will act as a broker for any customer of Bear, Stearns & Co. Inc. Market Axess Inc. is a registered broker-dealer and will receive compensation from Bear, Stearns & Co. Inc. based on transactions conducted through the system. Bear, Stearns & Co. Inc. will make the notes available to its customers through this Internet distribution system, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

      In the ordinary course of business, certain of the underwriters or their affiliates have engaged and may in the future engage in various financing, commercial banking and investment banking transactions with, and provide financial advisory services to, us and our affiliates, for which they have received or may receive customary fees and expenses.

LEGAL MATTERS

      Certain legal matters in connection with the notes will be passed upon for us by Nutter, McClennen & Fish, LLP, Boston, Massachusetts. Nutter, McClennen & Fish, LLP may rely as to all matters of New York law on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

CHANGE IN ACCOUNTANTS

      At a meeting on June 16, 2003, the audit committee of our board of directors approved the engagement of the accounting firm of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003, subject to the execution of a satisfactory engagement letter between us and PricewaterhouseCoopers LLP. On June 30, 2003, the audit committee executed an engagement letter with PricewaterhouseCoopers LLP, engaging them as our independent accountants for the fiscal year ending December 31, 2003. The audit committee dismissed Ernst & Young LLP as our independent accountants effective as of June 17, 2003.

EXPERTS

      The consolidated financial statements and financial statement schedules of Commerce Group as of December 31, 2002 and 2001, and for each of the years ended December 31, 2002, December 31, 2001 and December 31, 2000, included in this prospectus have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included herein and have been so included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the notes.

      The SEC allows us to “incorporate by reference” into this prospectus information contained in other documents filed with the SEC. This permits us to disclose information to you by referencing these filed documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede prior filings. We specifically incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2002 (filed March 28, 2003), as amended on September 29, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 (filed May 5, 2003) and June 30, 2003 (filed August 13, 2003); and

•	our Current Report on Form 8-K filed on June 23, 2003, as amended on July 3, 2003.

      All documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus. All documents that we file after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

      The reports and other documents that we file after the date of this prospectus will modify, supplement and supersede the information in this prospectus. We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to:

The Commerce Group, Inc.

211 Main Street
Webster, MA 01570
(508) 943-9000
Attn: Investor Relations

      We make available free of charge on our Internet website at http://www.commerceinsurance.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	June 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Investments
Fixed maturities, at market (cost: $898,972 in 2003 and $666,910 in 2002)	$918,793	$683,811
Preferred stocks, at market (cost: $329,748 in 2003 and $301,141 in 2002)	349,075	305,057
Common stocks, at market (cost: $58,762 in 2003 and $81,602 in 2002)	69,454	99,818
Preferred stock mutual funds, at equity (cost: $244,799 in 2003 and $294,192 in 2002)	259,403	270,616
Mortgage loans on real estate and collateral notes receivable (less allowance for possible loan losses of $387 in 2003 and $418 in 2002)	19,135	26,754
Cash and cash equivalents	111,040	169,946
Other investments, at equity (cost: $40,093 in 2003 and $35,015 in 2002)	24,749	21,068

Total investments (cost: $1,702,936 in 2003 and $1,575,978 in 2002)	1,751,649	1,577,070
Accrued investment income	15,820	13,959
Premiums receivable (less allowance for doubtful receivables of $1,660 in 2003 and $1,661 in 2002)	392,743	297,610
Deferred policy acquisition costs	157,247	138,241
Property and equipment, net of accumulated depreciation	51,552	51,509
Residual market receivable	179,628	164,476
Due from reinsurers	111,679	98,403
Current income taxes	—	662
Deferred income taxes	34,912	30,728
Receivable from securities sold	21,505	366
Non-compete agreement, net of accumulated amortization	1,954	2,129
Other assets	10,693	7,535

Total assets	$2,729,382	$2,382,688

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Unpaid losses and loss adjustment expenses	$893,248	$815,626
Unearned premiums	822,727	687,148
Current income taxes	15,270	—
Deferred income	7,730	8,421
Contingent commissions accrued	21,192	32,550
Payable for securities purchased	52,361	—
Other liabilities and accrued expenses	56,700	44,785

Total liabilities	1,869,228	1,588,530

Minority interest	4,228	4,106

Stockholders’ equity
Preferred stock, authorized 5,000,000 shares at $1.00 par value; none issued in 2003 and 2002	—	—
Common stock, authorized 100,000,000 shares at $.50 par value; 38,356,822 shares issued in 2003 and 38,281,627 shares in 2002	19,178	19,141
Paid-in capital	42,140	39,570
Net accumulated other comprehensive income, net of income taxes of $17,421 in 2003 and $13,603 in 2002	32,353	25,264
Retained earnings	941,544	877,308

Total stockholders’ equity before treasury stock	1,035,215	961,283
Treasury stock 6,401,792 shares in 2003 and 6,165,392 shares in 2002	(179,289)	(171,231)

Total stockholders’ equity	855,926	790,052

Total liabilities, minority interest and stockholders’ equity	$2,729,382	$2,382,688

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Six Months Ended June 30, 2003 and 2002
(Thousands of Dollars Except Per Share Data)
(Unaudited)

	Six Months Ended June 30,

	2003	2002

		(Restated)
Revenues
Direct premiums written	$864,581	$731,929
Assumed premiums	57,752	59,053
Ceded premiums	(109,823)	(88,945)

Net premiums written	812,510	702,037
Increase in unearned premiums	(124,254)	(124,863)

Earned premiums	688,256	577,174
Net investment income	45,812	47,762
Premium finance and service fees	13,245	9,997
Net realized investment gains (losses)	60,020	(34,992)
Other income	—	7,000

Total revenues	807,333	606,941

Expenses
Losses and loss adjustment expenses	543,605	439,551
Policy acquisition costs	155,770	142,072

Total expenses	699,375	581,623

Earnings before income taxes, minority interest and change in accounting principle	107,958	25,318
Income tax	23,485	4,048

Net earnings before minority interest and change in accounting principle	84,473	21,270
Minority interest in net loss of subsidiary	(80)	163

Net earnings before change in accounting principle	84,393	21,433
Cumulative effects of change in accounting principle net of tax	—	11,237

NET EARNINGS	$84,393	$32,670

COMPREHENSIVE INCOME	$91,482	$46,336

NET EARNINGS PER COMMON SHARE BEFORE CUMULATIVE EFFECTS OF CHANGE IN ACCOUNTING PRINCIPLE:
BASIC	$2.64	$0.65

DILUTED	$2.62	$0.64

NET EARNINGS PER COMMON SHARE FROM THE CUMULATIVE EFFECTS OF CHANGE IN ACCOUNTING PRINCIPLE:
BASIC	$—	$0.34

DILUTED	$—	$0.34

NET EARNINGS PER COMMON SHARE:
BASIC	$2.64	$0.99

DILUTED	$2.62	$0.98

CASH DIVIDENDS PAID PER SHARE	$0.63	$0.61

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
BASIC	31,986,847	33,025,426

DILUTED	32,187,013	33,355,669

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2003 and 2002
(Thousands of Dollars)
(Unaudited)

	2003	2002

		(Restated)
Cash flows from operating activities
Premiums collected	$729,696	$621,840
Net investment income received	44,603	45,611
Premium finance and service fees received	13,245	9,997
Losses and loss adjustment expenses paid	(489,543)	(394,070)
Policy acquisition costs paid	(181,216)	(177,796)
Federal income tax payments	(15,554)	(21,890)
Other income	—	7,000

Net cash provided by operating activities	101,231	90,692

Cash flows from investing activities
Proceeds from maturity of fixed maturities	79,510	19,542
Proceeds from sale of fixed maturities	247,668	58,709
Proceeds from sale of equity securities	138,744	18,511
Proceeds from sale of preferred stock mutual funds	51,746	2,524
Proceeds from sale of other investments	518	102
Payments received on mortgage loans and collateral notes receivable	8,181	5,712
Purchase of fixed maturities	(522,607)	(87,403)
Purchase of equity securities	(129,783)	(59,283)
Purchase of preferred stock mutual funds	—	(4,543)
Purchase of other investments	(5,250)	(7,188)
Mortgage loans and collateral notes originated	(531)	(625)
Purchase of property and equipment	(3,287)	(8,361)
Other investing activities	562	480

Net cash used in investing activities	(134,529)	(61,823)

Cash flows from financing activities
Dividends paid to stockholders	(20,157)	(20,165)
Purchase of treasury stock	(8,058)	(17,211)
Capital stock issued	2,607	7,858

Net cash used in financing activities	(25,608)	(29,518)

Decrease in cash and cash equivalents	(58,906)	(649)
Cash and cash equivalents at beginning of period	169,946	148,630

Cash and cash equivalents at end of period	$111,040	$147,981

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of Net Earnings to Net Cash Provided by Operating Activities
Six Months Ended June 30, 2003 and 2002
(Thousands of Dollars)
(Unaudited)

	2003	2002

		(Restated)
Cash flows from operating activities
Net earnings	$84,393	$32,670
Adjustments to reconcile net earnings to net cash provided by operating activities:
Premiums receivable	(95,133)	(85,096)
Deferred policy acquisition costs	(19,006)	(20,919)
Residual market receivable	(15,152)	(24,352)
Due to/from reinsurers	(13,276)	(10,619)
Losses and loss adjustment expenses	77,622	59,701
Unearned premiums	135,579	134,955
Current income taxes	15,932	(5,059)
Deferred income taxes	(8,001)	(12,783)
Deferred income	(691)	1,019
Contingent commissions	(11,358)	(6,392)
Other assets	(2,983)	(4,250)
Other liabilities and accrued expenses	11,915	4,296
Net realized investment (gains) losses	(60,020)	34,992
Change in accounting principle	—	(11,237)
Minority interest	122	4,449
Other — net	1,288	(683)

Net cash provided by operating activities	$101,231	$90,692

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Dollars Except for Per Share Data)

1.     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain previously reported 2002 account balances have been reclassified to conform to the current period’s presentation and other balances have been restated as indicated in Note 10. Results for the six month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

      The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2002.

2.     The accompanying unaudited condensed consolidated financial statements contain some statements that are not historical facts and are considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve opinions, assumptions and predictions, and no assurance can be given that the future results will be achieved since events or results may differ materially as a result of risks facing the Company. These include, but are not limited to, those risks and uncertainties in its business, some of which are beyond the control of The Commerce Group, Inc. (the “Company”), that are described in the Company’s Forms 10-K and 10-Q, and Schedules 13D, and other documents filed with the SEC, including the possibility of adverse catastrophe experience and severe weather, adverse trends in claim severity or frequency, adverse state and federal regulation and legislation, adverse state judicial decisions, litigation risks, interest rate risk, rate making decisions for private passenger automobile policies in Massachusetts, potential rate filings outside of Massachusetts, adverse impacts related to consolidation activities, heightened competitions concentration of business within Massachusetts, dependence on certain principal employees, as well as economic, market or regulatory conditions and risks associated with entry into new markets and diversification. The Company is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

3.     Legal Proceedings — As is common with property and casualty insurance companies, the Company is a defendant in various legal actions arising from the normal course of its business, including claims based on Massachusetts Chapters 176D and 93A. Similar provisions exist in other states where the Company does business. These proceedings are considered to be ordinary to operations or without foundation in fact. Management is of the opinion that these actions will not have a material adverse effect on the consolidated financial position of the Company.

      The Company previously disclosed that a purported class action lawsuit was pending in Massachusetts state court against The Commerce Insurance Company (“Commerce Insurance”). The lawsuit, titled “Elena Given, individually and as a representative of all persons similarly situated v. The Commerce Insurance Company,” alleges damages as a result of the alleged inherent diminished value to vehicles that are involved in accidents. In April 2002, the trial judge in that case entered partial summary judgment for the plaintiff on the issue of whether the Massachusetts automobile policy covers her claim, ruling that the plaintiff would be entitled to reimbursement under the policy if the plaintiff were able both to prove that her vehicle suffered “inherent diminished value” in the accident and to quantify the amount of such diminution in value. Subsequently the Massachusetts Division of Insurance issued an Advisory ruling in which it stated, among other things, its position that the policy does not cover claims for “inherent diminished value.” In July of 2002, the trial judge stayed the trial and granted the Company’s motion to have the appellate court review the issue of whether the Massachusetts automobile policy provides coverage for inherent diminished value.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Thousands of Dollars Except for Per Share Data)

During the third quarter of 2002, the Company applied for direct appellate review of this issue by the Supreme Judicial Court of Massachusetts (“SJC”), and this application was granted. Another trial judge in Massachusetts ruled, in a similar case brought by the same plaintiff counsel against another insurer, that claims for diminution of value are not covered by the same Massachusetts automobile insurance policy. The Company’s and the other insurer’s cases were paired and oral arguments were heard at the SJC on March 4, 2003. A decision has not been announced by the SJC and the Company is unable to anticipate a decision date. If the SJC agrees with the Given trial judge’s interpretation of the Massachusetts personal automobile insurance policy, then the case will be remanded to the trial court, where the Company would vigorously oppose class certification. No reserve has been established for the potential liability in connection with this case because the Company is unable to estimate the potential exposure of this purported class action lawsuit. However, if there is a final decision certifying that a relatively large class of the Company’s policyholders is entitled to recover damages based upon the inherent diminished value theory, the Company may have to increase materially its loss and loss adjustment expense reserves as a result. Other insurance companies face similar suits in cases outside of Massachusetts.

4.     Disclosure of Statement of Financial Accounting Standards No. 130 — Reporting Comprehensive Income:

	Six Months Ended
	June 30,

	2003	2002

		(Restated)
Net earnings	$84,393	$32,670

Other comprehensive income (loss), net of taxes (benefits):
Change in unrealized gains, net of income taxes of $9,661 in 2003 and $7,244 in 2002.	17,942	13,454
Reclassification adjustment, net of income taxes (benefits) of ($5,844) in 2003 and $114 in 2002.	(10,853)	212

Other comprehensive income	7,089	13,666

Comprehensive income	$91,482	$46,336

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Thousands of Dollars Except for Per Share Data)

      5.     Disclosure of Statement of Financial Accounting Standards No. 131 — Disclosures about Segments of an Enterprise and Related Information:

		Earnings (Losses)
		Before Income Taxes
		(Benefits), Change
		in Accounting
		Principle, and	Identifiable
	Revenue	Minority Interest	Assets

Six Months Ended June 30, 2003
Property and casualty insurance
Massachusetts	$696,654	$107,767	$2,373,840
Other than Massachusetts	109,833	3,730	319,943
Real estate and commercial lending	845	845	20,209
Corporate and other	1	(4,384)	15,390

Consolidated	$807,333	$107,958	$2,729,382

Six Months Ended June 30, 2002 (Restated)
Property and casualty insurance
Massachusetts	$529,863	$38,302	$2,053,485
Other than Massachusetts	75,862	(7,489)	261,763
Real estate and commercial lending	1,216	1,216	35,003
Corporate and other	—	(6,711)	12,882

Consolidated	$606,941	$25,318	$2,363,133

6.     Liabilities for unpaid losses and loss adjustment expenses (“LAE”) at June 30, 2003 and December 31, 2002 consist of:

	June 30,	December 31,
	2003	2002

Net voluntary unpaid loss and LAE	$702,470	$650,892
Voluntary salvage and subrogation recoverable	(89,312)	(88,108)
Assumed unpaid loss and LAE from CAR	149,331	138,355
Assumed salvage and subrogation recoverable from CAR	(22,790)	(22,790)

Total voluntary and assumed unpaid losses and LAE	739,699	678,349
Adjustment for ceded unpaid losses and LAE	162,549	146,277
Adjustment for ceded salvage and subrogation recoverable	(9,000)	(9,000)

Total unpaid losses and LAE	$893,248	$815,626

7.     SFAS No. 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” effect:

      In accordance with SFAS No. 113, included in the unpaid losses and loss adjustment expenses and the unearned premiums reported numbers are amounts for ceded reinsurance recoverable. At June 30, 2003 and December 31, 2002, respectively, $153,549 and $137,277 were included in the unpaid losses and loss adjustment expense amounts. At June 30, 2003 and December 31, 2002, respectively, $111,128 and $99,802 were included in the unearned premium liability amounts.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Thousands of Dollars Except for Per Share Data)

8.     Stock-Based Compensation

      During 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, which provides alternative methods of accounting for stock-based compensation and amends SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company measures stock-based compensation expense (for the employee stock options granted in 1999 and 2000) under the variable accounting method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations. As allowed by SFAS No. 148, the Company has elected to continue to apply variable accounting for the stock options granted in 1999 and 2000. The Company continues to comply with APB Opinion No. 25 and related interpretations in applying fixed accounting for the employee stock options granted in 2001. Under the provisions of APB Opinion No. 25, no expense has been recognized for these 2001 employee stock options in the second quarter 2003 and 2002. The Company has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS 148. If compensation expense for all employee stock options had been measured under the fair value based method prescribed by SFAS No. 123, as amended, net earnings would have been changed to the pro-forma amounts set forth below.

	Six Months Ended
	June 30,

	2003	2002

		(Restated)
Net earnings as reported	$84,393	$32,670
Adjust for employee stock-based compensation expense (income) included in reported net earnings, net of taxes	(634)	2,501
Adjust for employee stock-based compensation (expense) determined under the fair value method for all employee stock options, net of tax	(905)	(1,371)

Pro-forma net earnings	$82,854	$33,800

Basic earnings per share:
As reported	$2.64	$0.99
Pro-forma	$2.59	$1.02
Diluted earnings per share:
As reported	$2.62	$0.98
Pro-forma	$2.57	$1.01

      The fair value of each employee stock option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	*	*
Expected volatility	28.90%	28.50%
Risk-free interest rate	2.41%	3.81%
Expected option life in years	3	3

*	0% for employee stock options granted in 1999 and 2000 and 3.51% and 3.12% for employee stock options granted in 2001 for 2003 and 2002, respectively.

9.     Earnings Per Share:

      Net earnings per basic common share are computed by dividing net earnings by the weighted average number of basic common shares outstanding. The weighted average number of basic common shares

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Thousands of Dollars Except for Per Share Data)

outstanding for the six months ended June 30, 2003 and 2002 were 31,986,847 and 33,025,426, respectively. Weighted average number of basic common shares outstanding is determined by taking the average of the following calculation for a specified period of time: The daily amount of (1) the total issued outstanding common shares minus (2) the total Treasury Stock purchased.

      Earnings per diluted common share are based on the weighted average number of diluted common shares outstanding during each period. The weighted average number of diluted common shares outstanding for the six months ended June 30, 2003 and 2002 were 32,187,013 and 33,355,669, respectively. The Company’s only potentially dilutive instruments are stock options outstanding and dilution from these is not significant.

10.     2002 Restatement for Stock Options:

      As disclosed in the Company’s audited financial statements for the year ended December 31, 2002, in the fourth quarter of 2002, the Company changed its method of accounting for stock options and began applying variable accounting treatment for stock options issued in 1999 and 2000. Accordingly, the Company restated its 2002 quarterly results. The impact of the restatement for the six months ended June 30, 2002 resulted in a decrease to net earnings of $2.5 million or $0.07 per diluted share. The comparable amount for the six months ended June 30, 2003 resulted in an increase to net earnings of $0.6 million or $0.02 per diluted share.

11.     Contingency Related to Commonwealth Automobile Reinsurers (“CAR”):

      Member companies of CAR have joint and several liabilities for the obligations of CAR. If one member of CAR fails to pay its assessments, the remaining members of CAR will be required to pay the pro-rata share of the member who fails to pay its obligations. At the present time, the Company is not aware of any CAR member company who has failed to meet its obligations.

      In a letter to the Massachusetts Insurance Commissioner (the “Commissioner”) dated June 25, 2002, the Massachusetts Attorney General reported that, based on his examination of available information, he “believes that the CAR plan for providing access to insurance in the residual market does not comply with the CAR enabling statute, and must be changed to produce a fair and equitable market”. The Attorney General’s letter describes several factors that he believes support his findings and which he believes should be corrected in order to comply with Massachusetts law governing CAR. The Attorney General’s letter calls on the Commissioner to work with him to address these issues. It is uncertain whether and to what extent the issues raised by the Attorney General will be addressed by the Commissioner. The Company cannot be certain whether changes, if any, would have a material impact on the Company.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Thousands of Dollars Except for Per Share Data)

12.     Preferred Stock Mutual Funds:

      The following table reflects the shares held, percentage of ownership, carrying value at equity, cost and quoted market value, by fund at June 30, 2003 and December 31, 2002:

	At June 30, 2003

Fund	Fund Shares	% of	Carrying Value		Quoted Market
Symbol(1)	Held	Ownership	at Equity	Cost	Value

PGD	2,303,100	27.6%	$30,055	$25,626	$29,894
PPF	1,978,200	27.3%	27,022	21,696	26,330
PDF	4,251,500	28.2%	38,646	38,510	38,902
PDT	4,846,700	32.3%	54,138	52,481	54,089
DIV	3,170,600	31.9%	43,532	44,054	46,671
PFD	2,095,200	20.8%	32,958	31,126	34,257
PFO	2,639,943	23.2%	33,052	31,306	33,263

Total			$259,403	$244,799	$263,406

	At December 31, 2002

Fund	Fund Shares	% of	Carrying Value		Quoted Market
Symbol(1)	Held	Ownership	at Equity	Cost	Value

PGD	2,571,100	30.8%	$29,259	$28,358	$29,568
PPF	2,373,800	32.7%	26,777	26,298	28,367
PDF	4,696,100	31.3%	37,851	42,489	39,306
PDT	5,506,500	36.7%	53,743	59,507	53,413
DIV	3,635,600	36.7%	44,536	50,492	47,481
PFD	2,799,500	27.9%	38,185	41,882	42,273
PFO	3,756,043	33.1%	40,265	45,166	45,861

Total			$270,616	$294,192	$286,269

(1)	John Hancock Patriot Global Dividend Fund (“PGD”), John Hancock Patriot Preferred Dividend Fund (“PPF”), John Hancock Patriot Premium Dividend I Fund (“PDF”), John Hancock Patriot Premium Dividend II Fund (“PDT”), John Hancock Patriot Select Dividend Fund (“DIV”), Preferred Income Fund (“PFD”), Preferred Income Opportunity Fund (“PFO”).

13.     Reinsurance Changes to Become Effective on July 1, 2003

      The Company’s 75% quota-share reinsurance agreement, which provided reinsurance on its other than automobile business, terminated effective June 30, 2003. The quota-share program was incepted on July 1, 1998 and established for a five year period. The Company has negotiated a 65% quota-share agreement for one year with modified terms. The new program became effective July 1, 2003. In the event of a catastrophe, recovery is limited to 65% of the loss with a maximum recovery estimated at $225 million. Several limitations were added to the new contract regarding losses related to nuclear, chemical, and biological terrorist events. The Company’s maximum loss recovery in case of these types of events is estimated at $26 million. The Company’s 100 and 250 year probable maximum loss events have been estimated at approximately $180 million and $290 million, respectively, based on policies in force at December 31, 2002.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Thousands of Dollars Except for Per Share Data)

14.	New Relevant Accounting Developments

      FIN. 46 — Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation issues surrounding special purpose entities, often termed variable interest entities (“VIE”), to which the usual condition for consolidation does not apply because the VIE either has no voting interests or otherwise is not subject to financial control through ownership of voting interest. Under FIN 46, the primary beneficiary of a VIE is required to consolidate the VIE. FIN 46 is required to be adopted by the end of fiscal periods beginning after June 15, 2003. At June 30, 2003 and December 31, 2002, the Company held investments in preferred stock mutual funds that, for purposes of FIN 46, are being evaluated to determine whether such investments should be consolidated or disclosed as a variable interest entity in the Company’s future financial statements.

      FAS. 150 — Accounting for Certain Financial Instruments with characteristics of both liabilities and equity.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), which requires an issuer of certain classes of freestanding financial instruments, as set out in the statement, to classify such instruments as a liability and, in most instances, measure the instruments at fair value. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003 for financial instruments that were in existence prior to May 31, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by initially measuring the financial value and the previous carrying value as the cumulative effect of a change in accounting principle. The Company does not expect that the impact of adopting this statement will be material.

15.     Book Value Awards

      A total of 1,408,676 book value awards were issued under the Amended and Restated Incentive Compensation Plan during the second quarter of 2003 as compared to 1,268,784 book value awards issued during the second quarter of 2002. Book value awards outstanding at June 30, 2003 and 2002 totaled 3,152,001 and 2,240,010, respectively. Expenses relating to book value awards were $4,706 and $2,883 for the six months ended June 30, 2003 and 2002, respectively.

16.     Income Taxes

      The 2003 effective tax rate was positively impacted by $3.9 million for the six months ended June 30, 2003, representing the Company’s ability to utilize previously unrecognized tax benefits associated with capital loss carryforwards.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

The Commerce Group, Inc.

      We have audited the accompanying consolidated balance sheets of The Commerce Group, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Commerce Group, Inc. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

      As discussed in Note A, the 2001 consolidated financial statements have been restated due to a change in accounting for stock options.

      As discussed in Note A, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ ERNST & YOUNG LLP

Hartford, Connecticut

January 31, 2003

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,
(Thousands of Dollars)

	2002	2001

		(Restated)
ASSETS
Investments (NOTES A2, A3, and B)
Fixed maturities, at market (cost: $666,910 in 2002 and $618,775 in 2001)	$683,811	$626,482
Preferred stocks, at market (cost: $301,141 in 2002 and $256,582 in 2001)	305,057	248,101
Common stocks, at market (cost: $81,602 in 2002 and $87,704 in 2001)	99,818	107,458
Preferred stock mutual funds, at equity (cost: $294,192 in 2002 and $294,948 in 2001)	270,616	309,282
Mortgage loans on real estate and collateral notes receivable (less allowance for possible loan losses of $418 in 2002 and $660 in 2001)	26,754	39,505
Cash and cash equivalents	169,946	148,630
Other investments (cost: $35,015 in 2002 and $28,291 in 2001)	21,068	18,743

Total investments	1,577,070	1,498,201
Accrued investment income	13,959	15,539
Premiums receivable (less allowance for doubtful receivables of $1,661 in 2002 and $1,565 in 2001)	297,610	246,221
Deferred policy acquisition costs (NOTES A4 and C)	138,241	116,557
Property and equipment, net of accumulated depreciation (NOTES A5 and D)	51,509	40,014
Residual market receivable (NOTE F)
Losses and loss adjustment expenses	112,102	87,271
Unearned premiums	52,374	44,399
Due from reinsurers (NOTE F)	98,403	74,359
Current income taxes (NOTES A9 and G)	662	—
Deferred income taxes (NOTES A9 and G)	30,728	21,795
Receivable for investments sold	366	838
Non-compete agreement, net of accumulated amortization (NOTE A6)	2,129	2,479
Other assets	7,535	6,958

Total assets	$2,382,688	$2,154,631

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Unpaid losses and loss adjustment expenses (NOTES A7, E and F)	$815,626	$695,192
Unearned premiums (NOTE A8)	687,148	563,456
Current income taxes (NOTES A9 and G)	—	2,735
Deferred income (NOTES A10 and F)	8,421	7,015
Contingent commissions accrued (NOTE A11)	32,550	29,724
Excess of book value of subsidiary interest over cost (NOTE A12)	—	5,719
Other liabilities and accrued expenses	44,785	41,357

Total liabilities	1,588,530	1,345,198

Minority interest (NOTE A14)	4,106	—

Stockholders’ Equity (NOTES B, L, M and N)
Preferred stock, authorized 5,000,000 shares at $1.00 par value; none issued in 2002 and 2001.	—	—
Common stock, authorized 100,000,000 shares at $.50 par value; 38,281,627 shares issued in 2002 and 38,000,000 shares in 2001.	19,141	19,000
Paid-in capital	39,570	29,621
Net accumulated other comprehensive income, net of income taxes of $13,603 in 2002 and $6,674 in 2001.	25,264	12,394
Retained earnings	877,308	870,830

	961,283	931,845
Treasury stock, 6,165,392 shares in 2002 and 4,869,548 shares in 2001, at cost (NOTE A15)	(171,231)	(122,412)

Total stockholders’ equity	790,052	809,433

Total liabilities, minority interest and stockholders’ equity	$2,382,688	$2,154,631

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31,
(Thousands of Dollars Except Per Share Data)

	2002	2001	2000

		(Restated)
Revenues
Earned premiums (NOTES A8 and F)	$1,210,040	$1,043,652	$954,483
Net investment income (NOTE B)	98,466	99,563	96,830
Premium finance and service fees	21,498	17,819	15,227
Amortization of excess of book value of subsidiary interest over cost (NOTE A12)	—	3,389	3,390
Net realized investment gains (losses) (NOTE B)	(82,385)	(10,633)	29,550
Other income	9,500	—	—

Total revenues	1,257,119	1,153,790	1,099,480

Expenses
Losses and loss adjustment expenses (NOTES A7, E and F)	909,769	781,631	686,157
Policy acquisition costs (NOTES A4 and C)	295,324	264,377	243,257

Total expenses	1,205,093	1,046,008	929,414

Earnings before income taxes, change in accounting principle and minority interest	52,026	107,782	170,066
Income taxes (NOTES A9 and G)	17,063	18,392	38,306
Change in accounting principle, net of taxes (NOTE A12)	11,237	—	—

Net earnings before minority interest in subsidiary	46,200	89,390	131,760
Minority interest in net loss of subsidiary (NOTE A14)	555	863	320

NET EARNINGS	$46,755	$90,253	$132,080

COMPREHENSIVE INCOME	$59,625	$90,814	$168,570

NET EARNINGS PER COMMON SHARE: (NOTE A16)
BASIC	$1.43	$2.69	$3.87

DILUTED	$1.42	$2.67	$3.87

CASH DIVIDENDS PAID PER SHARE	$1.23	$1.19	$1.15

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
BASIC	32,773,519	33,608,804	34,121,047

DILUTED	33,028,081	33,794,938	34,121,047

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31,
(Thousands of Dollars)

			Net
			Accumulated
			Other
	Common	Paid-in	Comprehensive	Retained	Treasury
	Stock	Capital	Income/(Loss)	Earnings	Stock	Total

Balance, January 1, 2000	$19,000	$29,621	$(24,657)	$727,649	$(83,608)	$668,005

Net earnings				132,080		132,080

Other comprehensive income:
Unrealized holding gains arising during the period, net of taxes of $18,218			33,833			33,833
Reclassification adjustment, net of taxes of $1,431			2,657			2,657

Other comprehensive income			36,490			36,490

Comprehensive income						168,570

Stockholder dividends				(39,201)		(39,201)
Treasury stock purchased					(15,493)	(15,493)

Balance, December 31, 2000	19,000	29,621	11,833	820,528	(99,101)	781,881

Net earnings (Restated)				90,253		90,253

Other comprehensive income (loss):
Unrealized holding losses arising during the period, net of tax benefits of ($634)			(1,178)			(1,178)
Reclassification adjustment, net of taxes of $936			1,739			1,739

Other comprehensive income			561			561

Comprehensive income						90,814

Stockholder dividends				(39,951)		(39,951)
Treasury stock purchased					(23,311)	(23,311)

Balance, December 31, 2001
(Restated)	19,000	29,621	12,394	870,830	(122,412)	809,433

Net earnings				46,755		46,755

Other comprehensive income:
Unrealized holding gains arising during the period, net of taxes of $6,496			12,064			12,064
Reclassification adjustment, net of taxes of $434			806			806

Other comprehensive income			12,870			12,870

Comprehensive income						59,625

Stockholder dividends				(40,277)		(40,277)
Capital stock issued(1)	141	9,949				10,090
Treasury stock purchased					(48,819)	(48,819)

Balance, December 31, 2002.	$19,141	$39,570	$25,264	$877,308	$(171,231)	$790,052

(1)	This was the result of the exercise of 281,627 employee stock options

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,
(Thousands of Dollars)

	2002	2001	2000

		(Restated)
Cash flows from operating activities
Premiums collected	$1,263,130	$1,066,544	$977,413
Net investment income received	97,487	101,168	92,962
Premium finance and service fees received	21,498	17,819	15,227
Losses and loss adjustment expenses paid	(820,867)	(769,197)	(660,665)
Policy acquisition costs paid	(306,888)	(270,459)	(247,767)
Federal income tax payments	(36,321)	(39,703)	(29,264)
Other income	9,500	—	—

Net cash provided by operating activities	227,539	106,172	147,906

Cash flows from investing activities
Proceeds from maturity of fixed maturities	62,792	25,779	20,805
Proceeds from sale of fixed maturities	114,758	89,712	97,180
Proceeds from sale of equity securities	21,739	50,768	45,604
Proceeds from sale of preferred stock mutual funds	6,362	2,945	—
Proceeds from sale of other investments	1,902	5,735	—
Proceeds from sale of mortgages	—	—	20,042
Purchase of fixed maturities	(241,140)	(71,702)	(125,844)
Purchase of equity securities	(75,558)	(42,774)	(29,987)
Purchase of preferred stock mutual funds	(5,914)	(21,200)	(60,024)
Purchase of other investments	(7,879)	(8,074)	(11,885)
Payments received on mortgage loans and collateral notes receivable	15,521	14,506	9,141
Mortgage loans and collateral notes originated	(2,521)	(2,152)	(7,896)
Purchase of property and equipment	(17,914)	(10,206)	(3,416)
Other proceeds from investing activities	635	1,862	1,054

Net cash (used in) provided by investing activities	(127,217)	35,199	(45,226)

Cash flows from financing activities
Dividends paid to stockholders	(40,277)	(39,951)	(39,201)
Purchase of treasury stock	(48,819)	(23,311)	(15,493)
Capital stock issued	10,090	—	—

Net cash used in financing activities	(79,006)	(63,262)	(54,694)

Increase in cash and cash equivalents	21,316	78,109	47,986
Cash and cash equivalents at beginning of year	148,630	70,521	22,535

Cash and cash equivalents at end of year	$169,946	$148,630	$70,521

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of Net Earnings to Net Cash Provided by Operating Activities
For the Years Ended December 31,
(Thousands of Dollars)

	2002	2001	2000

		(Restated)
Cash flows from operating activities
Net earnings	$46,755	$90,253	$132,080
Adjustments to reconcile net earnings to net cash provided by operating activities:
Premiums receivable	(51,389)	(15,641)	(35,420)
Deferred policy acquisition costs	(21,684)	(5,252)	(12,805)
Residual market receivable	(32,806)	(4,429)	14,419
Due from reinsurers	(24,044)	(12,805)	(13,189)
Losses and loss adjustment expenses	120,434	21,053	14,299
Unearned premiums	123,692	43,571	62,790
Current income taxes	(3,397)	(11,253)	3,149
Deferred income taxes	(15,861)	(10,058)	5,893
Deferred income	1,406	(688)	239
Contingent commissions	2,826	(5,622)	1,878
Other assets, liabilities and accrued expenses	2,668	3,499	6,708
Net realized investment (gains) losses	82,385	10,633	(29,550)
Other — net	(3,446)	2,911	(2,585)

Net cash provided by operating activities	$227,539	$106,172	$147,906

The accompanying notes are an integral part of these consolidated financial statements.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 (Restated) and 2000
(Thousands of dollars Except for Per Share Data)

Note A — Summary of Significant Accounting Policies

1.	Basis of Presentation

      The consolidated financial statements of The Commerce Group, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

      The consolidated financial statements include The Commerce Group, Inc. and its wholly-owned subsidiaries, Bay Finance Company, Inc., Clark-Prout Insurance Agency, Inc. and Commerce Holdings, Inc. (“CHI”). The Commerce Insurance Company (“Commerce”) and Citation Insurance Company (“Citation”) are wholly-owned subsidiaries of CHI. Commerce West Insurance Company (“Commerce West”) is a wholly-owned subsidiary of Commerce. American Commerce Insurance Company (“American Commerce”) is a wholly-owned subsidiary of ACIC Holding Co., Inc. (“AHC”). AHC is owned jointly with AAA Southern New England (“AAA SNE”) with Commerce maintaining a 95% common stock interest and AAA SNE maintaining a 5% common stock interest (see NOTE A17).

      All inter-company transactions and balances have been eliminated in consolidation. Certain prior year account balances have been reclassified to conform to the 2002 presentation.

      The consolidated balance sheet, statement of earnings, statement of stockholders’ equity and statement of cash flow for the year ended December 31, 2001 have been restated. This restatement was the result of applying variable accounting for employee stock options in accordance with guidance set forth in Accounting Principles Board Number 25, Accounting for Stock Issued to Employees. The Company previously applied fixed accounting to the employee stock options. The effect of accounting for employee stock options as variable decreased net income by $2.8 million in 2001 or $0.08 per diluted share. See NOTE A13, 2001 Restatement for Employee Stock Option Variable Accounting Treatment.

      The insurance subsidiaries, Commerce, Citation, Commerce West and American Commerce, prepare statutory financial statements in accordance with accounting practices prescribed by the National Association of Insurance Commissioners (“NAIC”), the Commonwealth of Massachusetts, the State of California, and the State of Ohio.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Investments

      All investment transactions have credit exposure to the extent that a counter party may default on an obligation to the Company. Credit risk is a consequence of carrying investment positions. To manage credit risk, the Company focuses on higher quality fixed-income securities and preferred stocks, reviews the credit strength of all companies in which it invests, limits its exposure in any one investment category and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

      A focus of management’s judgments and estimates relating to investments involves the potential impairment of investments for other-than-temporary declines in market values. Carrying values of investments in fixed maturities, which include taxable and non-taxable bonds, and investments in common and preferred stocks, are derived from market prices supplied by the Company’s investment custodian. Unrealized investment gains and losses on these investments, to the extent that there is no other-than-temporary impairment of value, are credited or charged to a separate component of stockholders’ equity, known as “net accumulated other comprehensive income (loss)”, until realized, net of any tax effect. An impairment in an

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note A — Summary of Significant Accounting Policies (continued)

investment is deemed to be other-than-temporary when a security’s market value has diminished to less than 75% of cost for two consecutive calendar quarters. If the contractual terms of the security are being complied with, management performs a cash flow valuation to determine the potential impairment of the security. If the security is deemed impaired, the Company adjusts the securities cost to market value through realized loss based on publicly available or, in the absence of such, to a value based on cash flow modeling. Accumulated Other Comprehensive losses of less than 25% of cost relate to interest rate changes and not to declines in a security’s rating, financial situation or sector issues and are not considered impaired due to the Company’s ability and intent to hold these securities to maturity. During 2002, the Company wrote down $32,114 in bonds, preferred and common stocks with impairment as determined by management to be other-than-temporary. When investment securities are sold, the realized gain or loss is determined based upon specific identification. Fair market value of fixed maturities and common and preferred stocks are based on quoted market prices. For other securities held as investments, fair market value equals quoted market price, if available. If a quoted market price is not available, fair market value is estimated using quoted market prices for similar securities. The Company has not invested more than 5% of fixed maturities in any one state or political subdivision.

      The Company accounts for venture capital fund investments in which it owns more than a 5% interest on the equity method. The operating results of these venture capital fund investments have been reflected in realized gains and losses.

      The Company records their equity in the changes in net assets of closed-end preferred stock mutual funds as a component of realized gains and losses. These investments are valued at original cost plus the cumulative undistributed equity in earnings and losses of the funds and adjusted over time by the premium or discount at the time of purchase to the applicable underlying net asset value of the funds.

      The Company originates and holds mortgage loans on real estate on properties located in the Commonwealth of Massachusetts and the State of Connecticut. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations on all new mortgage customers. Bad debt expenses have not been material in recent years.

      Mortgage loans on real estate and collateral notes receivable are stated at the amount of unpaid principal, less an allowance for possible loan losses. The adequacy of the allowance for possible loan losses is evaluated on a regular basis by management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers and the performance of individual loans in relation to contract terms. The provision for possible loan losses charged to operating expenses is based upon management’s judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely and recoveries are credited to the allowance when received.

      Interest on mortgage loans is included in income as earned based upon rates applied to principal amounts outstanding. Accrual of interest on mortgage loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes contractually past due more than ninety days. When a loan is placed on non-accrual status, all unpaid interest previously accrued is reversed against current period earnings.

3.	Cash and Cash Equivalents

      Cash and cash equivalents include cash currently on hand to cover operating expenses. The Company invested $83,907 with Federated Investors Government Obligations Fund, $58,655 with Fidelity Investment Government Fund and $59,336 with Provident Institutional Fund. These are short-term money market investments in government backed securities. Money is invested on a daily basis. The Company held $17,770

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note A — Summary of Significant Accounting Policies (continued)

and $17,210 in U.S. Government Repurchase Agreements at various financial institutions in 2002 and 2001, respectively. The amount of collateral, maintained by the seller, at the time of purchase and each subsequent business day, is required to have a market value that is equal to 102% of the resale price.

4.	Deferred Policy Acquisition Costs

      Policy acquisition costs are calculated by line of business as a percentage of unearned premiums by multiplying the sum of current commission rates plus current premium tax rates plus an estimate of the percentage of other underwriting expenses incurred at the policy issuance. These costs are deferred and amortized over the period in which the related premiums are earned, the amount being reduced by any potential premium deficiency. If any potential premium deficiency exists, it represents future estimated losses, loss adjustment expenses and amortization of deferred acquisition costs in excess of the related unearned premiums. There was no premium deficiency in 2002, 2001 and 2000. In determining whether a premium deficiency exists, the Company considers anticipated investment income.

5.	Property and Equipment

      Property and equipment are stated at cost and are depreciated on the straight-line method over the estimated useful lives of the assets using the following rates:

Percent
Asset Classification	Per Annum

Buildings	2.5
Building improvements (prior to 1992)	2.5
Building improvements (1992 and subsequent)	5.0
Equipment and office furniture	10.0
EDP equipment and copiers	20.0
Automobiles	33.3

      Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon is eliminated from the related property and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income. The Company capitalizes fixed assets. A fixed asset is classified as property, plant and equipment having an economic life of more than one year and having physical substance with a unit dollar value of $1.0 or greater.

6.	Non-Compete Agreement

      The non-compete agreement of $2,129 represents the unamortized portion of the purchase price associated with the acquisition of American Commerce allocated to the arrangement whereby the American Automobile Association, Inc. (“AAA National”) agreed not to compete with American Commerce prior to February 2009. The cost of $3,500 is being amortized on a straight-line basis over the term of the arrangement. The amount of accumulated amortization at December 31, 2002 and 2001 was $1,371 and $1,021, respectively. The Company has amortized this agreement for $350 each year since the acquisition. This will continue until the agreement is fully amortized.

7.     Unpaid Loss and Loss Adjustment Expenses

      Loss and loss adjustment expense (“LAE”) reserves by their nature are inherently uncertain as to the ultimate outcome of the estimated amounts. The liability for unpaid losses and LAE represents the

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note A — Summary of Significant Accounting Policies (continued)

accumulation of individual case estimates for reported losses, adjustments to this amount on a line of business basis and estimates for incurred but not reported (“IBNR”) losses and LAE net of, salvage and subrogation recoverable. The liability for losses and LAE is intended to cover the ultimate net cost of all losses and LAE incurred through the balance sheet date. Liability estimates are continually reviewed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

8.     Premiums

      Insurance premiums are recognized as income ratably over the terms of the policies. Unearned premiums are determined by prorating written premiums on a daily basis over the terms of the policies. A significant portion of the Company’s Massachusetts premiums written is derived through the American Automobile Association Clubs of Massachusetts (“AAA clubs”) affinity group marketing program. Of the Company’s total direct premiums written, the portion attributable to the AAA affinity group marketing program in Massachusetts was $619,020 or 44.0% in 2002, $545,496 or 47.3% in 2001 and $535,766 or 50.0% in 2000. Of these amounts, 13.5% were written through insurance agencies owned by the AAA clubs and 86.5% were written through the Company’s network of independent agents in 2002.

9.     Income Taxes

      The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates, unless enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A valuation allowance of $3,936 representing the tax effect of realized investments losses that could not be recovered was established in 2002. No valuation allowance was established in 2001 or 2000.

10.     Deferred Income

      Income consisting of expense reimbursements, which include servicing carrier fees from Commonwealth Automobile Reinsurers (“CAR”), a state-mandated reinsurance mechanism, on policies written for CAR, are deferred and amortized over the term of the related insurance policies (see “Notes to Consolidated Financial Statements — NOTE F”).

11.     Contingent Commissions

      In addition to state-mandated minimum and other commissions on policies written, the Company pays certain of its agencies compensation in the form of profit sharing. This is based, in part, on the underwriting profits of an individual agent’s business written with the Company. The arrangement for Massachusetts business utilizes a three-year rolling plan, with one third of the agent’s profit or loss for each of the current and the two prior years’ calculations summed to a single amount. This amount, if positive, is multiplied by the profit sharing commission rate and paid to the agent. Outside of Massachusetts, Commerce, Commerce West and American Commerce each have contingent commission plans tailored to their specific markets.

12.	Change in Accounting Principle

      Due to the effect of a change in accounting principle related to SFAS No. 142, the Company recorded income in the first quarter of 2002, net of taxes, of $11,237 or $0.34 per share (diluted). This amount represented the remaining unamortized negative goodwill related to preferred stock mutual funds and the

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note A — Summary of Significant Accounting Policies (continued)

remaining excess of book value of subsidiary interest over cost relating to the 1999 acquisition of American Commerce. Negative goodwill and the excess of book value of subsidiary interest over cost occurred in these acquisitions because the underlying value of the assets purchased exceeded the purchase price. The subsequent recognition of income that occurred as these items were eliminated was not a taxable event but instead became part of the basis of the acquired asset.

13.	2001 Restatement for Employee Stock Option Variable Accounting Treatment

      For employee stock options issued by the Company from 1999 through 2001, the Company utilized fixed accounting treatment through September 30, 2002. This accounting treatment was reviewed with the Company’s independent auditors, Ernst & Young LLP, who concurred with the Company’s treatment throughout this period. On January 25, 2003, a question was raised by Ernst & Young LLP as to the appropriateness of the fixed accounting treatment for some of the Company’s option grants. Ernst & Young LLP advised the Company that it could no longer concur with fixed accounting for the options granted to employees in 1999 and 2000. Therefore, the Company applied variable accounting treatment in 2002 and also retroactively to 2001 and prior years. Accordingly, the Company restated its 2001 and first three quarters of 2002 results. The impact of the restatement for the year ended 2001 resulted in a decrease to net earnings of $2.8 million or $0.08 per diluted share. The year to date impact through the third quarter of 2002 resulted in an increase to net earnings of $1.2 million or $0.04 per diluted share. Although the change in accounting for options was also applied to 2000 and 1999, no restatements were required for those years. The impact of variable accounting for the year ended December 31, 2002 was a decrease to net earnings of $2.1 million or $0.07 per diluted share.

14.	Minority Interest in Net Loss of Subsidiary

      Effective January 1, 2002, the ownership interests in AHC were recapitalized. Prior to the recapitalization at December 31, 2001 Commerce maintained an 80% common stock interest and AAA SNE maintained a 20% common stock interest in AHC. Additionally, all AHC preferred stock was owned by Commerce. The recapitalization resulted in redeeming of all the AHC preferred stock by Commerce in exchange for 3,000 additional shares of AHC common stock. This resulted in Commerce increasing its AHC common stock interest to 95% with AAA SNE maintaining a 5% AHC common stock interest, with no preferred stock outstanding. The recapitalization also resulted in the creation of $4.5 million in minority interest for AAA SNE. The $555 represents AAA SNE’s 5% share of the equity in the loss of AHC.

15.	Treasury Stock

      In May 2000, the Board of Directors of the Company initiated and authorized a stock buy-back program to purchase shares of common stock of the Company. During the period from January 1, 2002 through December 31, 2002, the Company purchased 1,295,844 shares of its own common stock at an average cost of $37.67. At December 31, 2002, the Company had authority to purchase a total of 977,856 additional shares of its common stock under the current buy-back program. As of December 31, 2002, the Company held a total of 6,165,392 shares of treasury stock.

16.	Net Earnings Per Common Share

      Net earnings per basic common share are computed by dividing net earnings by the weighted average number of basic common shares outstanding. The weighted average number of basic common shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 32,773,519, 33,608,804 and 34,121,047, respectively. Weighted average number of basic common shares outstanding is determined by

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note A — Summary of Significant Accounting Policies (continued)

taking the average of the following calculation for a specified period of time: The daily amount of (1) the total issued outstanding common shares minus (2) the total Treasury Stock purchased.

      Earnings per diluted common share are based on the weighted average number of diluted common shares outstanding during each period. The weighted average number of diluted common shares outstanding for the years ended December 31, 2002, 2001 and 2000 were 33,028,081, 33,794,938 and 34,121,047, respectively. The Company’s only dilutive instruments are stock options outstanding and dilution from these is not significant.

17.	New Relevant Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141, effective for business combinations initiated after June 30, 2001, requires that all business combinations be accounted for under a single method — the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 was effective January 1, 2002.

      Effective January 1, 2002, in accordance with SFAS No. 142, the Company discontinued amortizing the balance sheet item “excess of book value of subsidiary interest over cost” which was $5.7 million and $8.4 million at year end 2001 and 2000, respectively. The 2001 and 2000 impact of the amortization of this resulted in approximately $3.4 million or $0.10 per share for both years, of annual operating earnings. Additionally, the Company no longer amortizes the negative goodwill resulting from the purchase of preferred stock mutual funds effective January 1, 2002. The amount of unamortized negative goodwill at December 31, 2001 and 2000 was $6.4 million and $14.7 million, respectively. The 2001 and 2000 impact of the amortization of this was $3.2 million and $9.3 million or $0.10 and $0.27 per share, respectively, of earnings classified as capital gains. Both the excess of book value of subsidiary interest over cost and the negative goodwill on preferred stock mutual funds was recognized as income in the first quarter of 2002 and classified as an extraordinary item. The per share income impact of this change was $0.34 per share.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure-only provisions of SFAS No. 148 as of December 31, 2002.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income

1.     Fixed Maturities

      The amortized cost and estimated fair market value of investments in fixed maturities are as follows:

		Gross	Gross
		Accumulated	Accumulated
		Other	Other	Estimated
		Comprehensive	Comprehensive	Fair Market
	Amortized Cost	Income	Losses	Value

At December 31, 2002:
Corporate bonds	$119,698	$8,064	$(1,695)	$126,067
U.S. Treasury bonds and notes	222	6	—	228
GNMA & FNMA mortgage-backed bonds	208,260	4,355	—	212,615
Obligations of states and political subdivisions	338,730	9,784	(3,613)	344,901

Total	$666,910	$22,209	$(5,308)	$683,811

At December 31, 2001:
Corporate bonds	$133,506	$7,497	$(4,497)	$136,506
U.S. Treasury bonds and notes	104	1	—	105
GNMA & FNMA mortgage-backed bonds	98,198	1,602	(815)	98,985
Obligations of states and political subdivisions	386,967	8,890	(4,971)	390,886

Total	$618,775	$17,990	$(10,283)	$626,482

      The amortized cost and approximate fair market value of fixed maturities at December 31, 2002 and 2001, by contractual maturity, are as follows:

	2002		2001

		Fair Market		Fair Market
	Amortized Cost	Value	Amortized Cost	Value

Obligations of states, political subdivisions, corporate bonds and U.S. Treasury bonds and notes:
Due in one year or less	$100	$103	$1,398	$1,417
Due after one year through five years	672	726	2,860	3,001
Due after five years through ten years	13,452	14,065	5,256	5,378
Due after ten years	444,426	456,302	511,063	517,701

	458,650	471,196	520,577	527,497
GNMA & FNMA mortgage-backed bonds	208,260	212,615	98,198	98,985

Total fixed maturities	$666,910	$683,811	$618,775	$626,482

      Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. The carrying value of fixed maturities on deposit for state regulating authorities is $9,950.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

2.     Closed-end Preferred Stock Mutual Funds

      The following table reflects the shares held, percentage of ownership, carrying value at equity, book value, market value, and value of shares at net asset value, by fund at December 31, 2002 and 2001:

December 31, 2002

						Value of
Fund	Fund Shares	% of	Carrying Value		Quoted	Shares at Net
Symbol(1)	Held	Ownership	at Equity	Book Value	Market Value	Asset Value

PGD	2,571,100	30.8%	$29,259	$28,358	$29,568	$29,259
PPF	2,373,800	32.7%	26,777	26,298	28,367	26,777
PDF	4,696,100	31.3%	37,851	42,489	39,306	37,851
PDT	5,506,500	36.7%	53,743	59,507	53,413	53,743
DIV	3,635,600	36.7%	44,536	50,492	47,481	44,536
PFD	2,799,500	27.9%	38,185	41,882	42,273	38,185
PFO	3,756,043	33.1%	40,265	45,166	45,861	40,265

Total			$270,616	$294,192	$286,269	$270,616

December 31, 2001

						Value of
Fund	Fund Shares	% of	Carrying Value		Quoted	Shares at Net
Symbol(1)	Held	Ownership	at Equity	Book Value	Market Value	Asset Value

PGD	2,361,500	28.3%	$30,225	$25,713	$29,873	$32,258
PPF	2,370,400	32.7%	30,168	26,256	29,275	31,076
PDF	4,685,500	31.3%	44,900	42,400	45,121	45,731
PDT	5,289,700	35.3%	63,035	57,175	58,451	64,111
DIV	3,579,500	36.2%	51,991	49,687	52,798	53,335
PFD	2,981,500	30.3%	42,904	44,803	43,828	42,904
PFO	4,050,043	36.3%	46,059	48,914	47,993	46,251

Total			$309,282	$294,948	$307,339	$315,666

(1)	John Hancock Patriot Global Dividend Fund (“PGD”), John Hancock Patriot Preferred Dividend Fund (“PPF”), John Hancock Patriot Premium Dividend I Fund (“PDF”), John Hancock Patriot Premium Dividend II Fund (“PDT”), John Hancock Patriot Select Dividend Fund (“DIV”), Preferred Income Fund (“PFD”), Preferred Income Opportunity Fund (“PFO”). In 2001, the Trustees of Putnam Dividend Income Fund (“PDI”) liquidated the fund. The Company’s pro-rata share of the portfolio securities and cash of PDI was transferred to a new fund created by the PDI Trustees whose ownership was conveyed to the Company. At December 31, 2001 the fund, totaling $60,869, was consolidated into the Company’s financial statements. In June of 2002, this fund was liquidated. The assets of the fund, consisting primarily of preferred stocks and cash, were distributed to Commerce, Citation, American Commerce and Commerce West. The assets were distributed in proportion to the ownership percentage each company had in the fund at the time of liquidation.

      The difference between the carrying value at equity and the value of shares at net asset value in 2001 is negative goodwill created at the time of the purchase of the shares. On January 1, 2002 all unamortized negative goodwill was written off into income as required by SFAS No. 142, which amounted to $6,400. For purchases prior to July 1, 2001, that created negative goodwill, the Company amortized the negative goodwill

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

on these securities through the end of 2001. This negative goodwill was amortized into realized gains over various periods ranging from 1.25 years to 4 years based on the turnover ratios of the funds. For purchases subsequent to June 30, 2001, the difference between the cost and net asset value at the time of purchase was recognized as a realized gain, totaling $831 and $614 for 2002 and 2001, respectively.

3.     Mortgage Loans on Real Estate and Collateral Notes Receivable

      At December 31, 2002 and 2001, mortgage loans on real estate and collateral notes receivable consisted of the following:

	December 31,

	2002	2001

Residential (1st Mortgages)	$17,834	$28,696
Residential (2nd Mortgages)	57	83
Commercial (1st Mortgages)	6,421	8,210
Commercial (2nd Mortgages)	13	33

	24,325	37,022
Collateral notes receivable	2,847	3,143

	27,172	40,165
Allowance for possible loan losses	(418)	(660)

Mortgage loans on real estate and collateral notes receivable	$26,754	$39,505

      Fair value of the Company’s mortgage loans on real estate and collateral notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. The future cash flows associated with certain non-performing loans are estimated based on expected payments from borrowers either through work out arrangements or the disposition of collateral. The estimated fair value of mortgage loans on real estate and collateral notes receivable at December 31, 2002 and 2001, prior to the allowance for possible loan losses, was $28,012 and $41,391, respectively.

      At December 31, 2002 and 2001 mortgage loans which were on non-accrual status amounted to $388 and $1,451, respectively. Allowances of $53 and $266 were set up in 2002 and 2001, respectively, as a result of these loans. The reduction in interest income associated with non-accrual loans was $44, $99 and $118 for the years ended December 31, 2002, 2001 and 2000, respectively.

      The Company originates and services residential and commercial mortgages in Massachusetts and Connecticut. The Company’s exposure is generally 80% or less of the appraised value of any collateralized real property at the time of the loan origination. The ability and willingness of residential and commercial borrowers to honor their repayment commitments is generally dependent upon the level of overall economic activity and real estate values.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

      A summary of the changes in the allowance for possible loan losses follows:

	Years Ended
	December 31,

	2002	2001

Balance, beginning of year	$660	$858
Decrease in provision for possible loan losses	(242)	(198)

Balance, end of year	$418	$660

      The following table describes mortgage principal balances by maturity, total mortgages over 90 days past due and total mortgages in foreclosure:

	2002	2001

Fixed rate mortgages maturing:
One year or less	$65	$90
More than one year to five years	538	861
More than five years to ten years	2,915	3,366
Over ten years	13,384	23,375

Total fixed mortgages	$16,902	$27,692

Adjustable rate mortgages maturing:
One year or less	$9	$—
More than one year to five years	21	87
More than five years to ten years	291	419
Over ten years	7,102	8,824

Total adjustable mortgages	$7,423	$9,330

Past due over 90 days	$388	$1,118

Mortgages in foreclosure, included in past due over 90 days	$112	$184

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

4.     Net Investment Income

      The components of net investment income were as follows:

	Years Ended December 31,

	2002	2001	2000

	(Restated)
Interest on fixed maturities	$44,741	$45,542	$44,766
Dividends on common and preferred stocks	25,683	23,768	23,177
Dividends on preferred stock mutual funds	24,069	23,165	22,158
Interest on cash and cash equivalents	3,415	5,729	3,555
Interest on mortgage loans	2,945	4,026	5,677
Other	166	308	84

Total investment income	101,019	102,538	99,417
Investment expenses	2,553	2,975	2,587

Net investment income	$98,466	$99,563	$96,830

5.     Net Realized Investment Gains (Losses)

      Net realized investment gains (losses) were as follows:

	2002

		Gross	Gross
		Realized	Realized
	Proceeds	Gains	Losses

Sales:
Closed-end preferred stock mutual funds	$6,362	$820	$(309)
Calls, Maturities & Paydowns:
Corporate bonds	2,091	—	(142)
Preferred stocks	21,734	843	(1,009)
Obligations of states and political subdivisions	112,667	962	(1,036)
GNMA & FNMA mortgage-backed bonds	62,792	16	(1,406)
Equity in Earnings:
Closed-end preferred stock mutual funds — Equity in Earnings	—	218	(45,330)
Other-than-Temporary Impairment:
Corporate bonds	—	—	(16,063)
Obligations of states and political subdivisions	—	—	(856)
Preferred stocks	—	—	(9,094)
Common stocks	—	—	(6,101)
Other:
Venture capital fund investments	1,902	53	(3,705)
Other investments	15,526	254	(500)

Total	$223,074	$3,166	$(85,551)

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

	2001

		Gross	Gross
		Realized	Realized
	Proceeds	Gains	Losses

Sales:
Closed-end preferred stock mutual funds	$2,945	$603	$—
Corporate bonds	6,835	128	(147)
U.S. Treasury notes	2,854	118	—
Obligations of states and political subdivisions	9,392	429	(213)
Preferred stocks	2,402	—	(22)
Calls, Maturities & Paydowns:
Corporate bonds	555	1	(4)
Preferred stocks	48,366	128	(2,313)
Obligations of states and political subdivisions	72,930	264	(1,607)
GNMA & FNMA mortgage-backed bonds	22,925	26	(631)
Equity in Earnings*:
Closed-end preferred stock mutual funds — Equity in Earnings	—	4,582	—
Other-than-Temporary Impairment:
Corporate bonds	—	—	(1,180)
Preferred stocks	—	—	(1,485)
Other:
Venture capital fund investments	5,735	586	(9,656)
Other investments	14,506	219	(459)

Total	$189,445	$7,084	$(17,717)

*	Includes $3,215 in 2001 relating to the amortization of negative goodwill, at the time of purchase of these securities.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

	2000

		Gross	Gross
		Realized	Realized
	Proceeds	Gains	Losses

Sales:
Obligations of states and political subdivisions	$16,085	$42	$(526)
Preferred stocks	7,706	1,730	(14)
Common stock	25,000	4,368	—
Calls, Maturities & Paydowns:
Corporate bonds	837	—	(1)
Preferred stocks	12,893	17	(448)
Obligations of states and political subdivisions	81,095	157	(2,203)
GNMA & FNMA mortgage-backed bonds	19,968	26	(635)
Equity in Earnings*:
Closed-end preferred stock mutual funds — Equity in Earnings	—	26,575	—
Other:
Venture capital fund investments	—	460	—
Other investments	9,146	1,271	(1,269)

Total	$172,730	$34,646	$(5,096)

*	Includes $9,260 in 2000 relating to the amortization of negative goodwill, at the time of purchase of these securities.

6.     Other Comprehensive Income (Loss)

      Net increases (decreases) in other comprehensive income (loss), less applicable income tax expense, were as follows:

	Years Ended December 31,

	2002	2001	2000

Other comprehensive income (loss):
Fixed maturities	$9,194	$3,653	$18,161
Preferred stocks	12,397	7,259	4,145
Common stocks	(1,538)	(8,369)	34,759
Other	—	(1,327)	318
Impact of minority interest	(254)	(352)	(1,244)

Total	19,799	864	56,139

Tax expense	(6,840)	(272)	(19,495)
Impact of minority interest	(89)	(31)	(154)

Total tax expense	(6,929)	(303)	(19,649)

Total other comprehensive income	$12,870	$561	$36,490

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Investments and Investment Income (continued)

      A summary of net accumulated other comprehensive income (loss) on stocks and fixed maturity investments at December 31, 2002, 2001 and 2000 follows:

	Years Ended December 31,

	2002	2001	2000

Accumulated other comprehensive income	$54,699	$45,873	$46,699
Accumulated other comprehensive losses	(15,666)	(26,893)	(28,935)
Impact of minority interest	(166)	88	440

Net accumulated other comprehensive income	38,867	19,068	18,204

Tax expense	(13,661)	(6,643)	(6,217)
Impact of tax expense on minority interest	58	(31)	(154)

Total tax expense and minority interest	(13,603)	(6,674)	(6,371)

Total	$25,264	$12,394	$11,833

Note C — Deferred Policy Acquisition Costs

      Policy acquisition costs incurred and amortized to income are as follows:

	Years Ended December 31,

	2002	2001	2000

	(Restated)
Balance beginning of year	$116,557	$111,305	$98,500
Costs deferred during the year	317,008	269,629	256,062
Amortization charged to expense	(295,324)	(264,377)	(243,257)

Balance, end of year	$138,241	$116,557	$111,305

Note D — Property and Equipment

      A summary of property and equipment at December 31, is as follows:

	2002	2001

Buildings	$53,012	$33,013
Equipment and office furniture	42,217	36,609
Building improvements	798	850

	96,027	70,472
Less accumulated depreciation	(48,477)	(38,473)

	47,550	31,999
Land	3,959	3,476
Construction in progress	—	4,539

	$51,509	$40,014

      Depreciation expense was $5,417, $4,280 and $4,270 for the years ended December 31, 2002, 2001 and 2000, respectively. Depreciation expense is allocated evenly between loss and adjustment expenses and policy acquisition costs.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note E — Unpaid Losses and Loss Adjustment Expenses (LAE)

      Liabilities for unpaid losses and LAE at December 31, consist of:

	2002	2001

		(Restated)
Net voluntary unpaid loss and LAE reserves	$650,892	$562,456
Voluntary salvage and subrogation recoverable	(88,108)	(73,393)
Assumed unpaid loss and LAE reserves from CAR	138,355	125,787
Assumed salvage and subrogation recoverable from CAR	(22,790)	(20,695)

Total voluntary and assumed unpaid loss and LAE reserves	678,349	594,155
Adjustment for ceded unpaid loss and LAE reserves	146,277	110,037
Adjustment for ceded salvage and subrogation recoverable	(9,000)	(9,000)

Total unpaid loss and LAE reserves	$815,626	$695,192

      Unpaid Losses and LAE, by their nature, are inherently uncertain as to the ultimate outcome of the estimated amounts. The liability for unpaid losses and LAE represents Management’s best estimate of the ultimate net cost of all losses and LAE incurred through the balance sheet date. The estimate for ultimate net cost of all losses incurred through the balance sheet date includes the adjusted case estimates for losses, incurred but not reported (“IBNR”) losses, salvage and subrogation recoverable and a reserve for LAE. In arriving at its best estimate, management begins with the aggregate of individual case reserves and then makes adjustments to these amounts on a line of business basis. These adjustments to the aggregate case reserves by line of business are made based on analysis performed by Management as further described below. The entire liability for unpaid losses and LAE is also independently reviewed quarterly and annually by the Company’s Actuarial Department. Liability estimates are continually analyzed and updated, and therefore, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimates are included in the results of operations in the period in which the estimates are revised.

      Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer’s payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and LAE. Quarterly, the Company reviews these reserves internally. Regulations of the Division of Insurance require the Company to annually obtain a certification from either a qualified actuary or an approved loss reserve specialist that its loss and LAE reserves are reasonable.

      When a claim is reported to the Company, claims personnel establish a “case reserve” for the estimated amount of the ultimate exposure to the Company. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding the claim and the policy provisions relating to the loss. This estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel adjusting the claim. During the loss adjustment period, these estimates are revised as deemed necessary by the Company’s claims department personnel based on subsequent developments and periodic reviews of the cases.

      In accordance with industry practice, the Company also maintains reserves for estimated IBNR and LAE net of salvage and subrogation recoverable. These reserves are determined on the basis of historical information and the experience of the Company. Adjustments to these reserves are made periodically to take into account changes in the volume of business written, claims frequency and severity, the mix of business, claims processing and other items that can be expected to affect the Company’s liability for losses and LAE over time.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note E — Unpaid Losses and Loss Adjustment Expenses (LAE) (continued)

      When reviewing the liability for unpaid losses and LAE, the Company analyzes historical data and estimates the impact of various factors such as (i) payment trends; (ii) loss expense per exposure; (iii) the historical loss experience of the Company and industry; (iv) frequency and severity trends; and, (v) legislative enactments, judicial decisions, legal developments in the imposition of damages, changes and trends in general economic conditions, including the effects of inflation and recession. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors.

      By using both individual estimates of reported claims and generally accepted actuarial reserving techniques, the Company estimates the ultimate net liability for losses and LAE. After taking into account all relevant factors, management believes that, based on existing information, the provision for losses and LAE at December 31, 2002 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability, however, may be greater or lower than established reserves. If the ultimate exposure is greater than (or less than) management’s estimated liability for losses and LAE, based on any of the factors noted previously, the Company will incur additional expense (income) which may have a material impact. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods.

      Included in the loss reserve methodologies described above, are liabilities for unpaid claims and claim adjustment expenses for environmental related claims such as oil spills, mold and lead paint. Reserves have been established to cover these claims for known losses. Because of the Company’s limited exposure to these types of claims, management believes they will not have a material impact on the consolidated financial position of the Company in the future. Loss reserves on environmental related claims amounted to $5,722 and $4,281 at December 31, 2002 and 2001, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note E — Unpaid Losses and Loss Adjustment Expenses (LAE) (continued)

      The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expense, net of reinsurance deductions from all reinsurers including CAR, as shown in the Company’s consolidated financial statements for the periods indicated.

	Years Ended December 31,

	2002	2001	2000

	(Restated)
Loss and LAE reserves, beginning of year, prior to effect of ceded reinsurance recoverable	$594,156	$585,867	$558,779

Incurred losses and LAE:
Provision for insured events of the current year	924,206	816,951	728,582
Decrease in provision for insured events of prior years	(14,437)	(35,320)	(42,425)

Total incurred losses and LAE	909,769	781,631	686,157

Payments:
Losses and LAE attributable to insured events of the current year	539,555	487,918	402,040
Losses and LAE attributable to insured events of prior years	286,022	285,424	257,029

Total payments	825,577	773,342	659,069

Loss and LAE reserves prior to effect of ceded reinsurance recoverable	678,348	594,156	585,867
Ceded reinsurance recoverable	137,278	101,036	98,938

Reserves for losses and LAE expenses at the end of year per financial statements	$815,626	$695,192	$684,805

      The decrease in provision for insured events of prior years represents redundancies for reserves established for prior years. This decrease in provision was principally the result of re-estimation of unpaid losses and loss adjustment expenses principally on the personal automobile, commercial automobile and homeowners lines of business.

      The $14,437 amount for 2002 indicates that Management’s estimate for the year end 2001 loss reserves was within 2.4% of the amount established at December 31, 2001. Because of the inherently difficult task of estimating the amount required to ultimately settle all losses several years into the future, it is probable that actual amounts estimated will be either higher or lower than the originally established reserves at any given point in time. Management’s intent when establishing its estimate for reserves is to be within a tolerance of plus or minus five percent of the reserve required to ultimately settle all losses. Management gauges its selected reserve estimate to the ranges as determined by the Company’s actuaries in order to determine the reasonability of its estimate. To the extent that Management’s selected reserve is within the range of the actuarial estimates, Management will not adjust its estimates instead; it will rely on its independently calculated reserve amounts.

      For all of the Company’s insurance subsidiaries, the aggregate actuarial estimate for the loss and LAE reserves, prior to the effect of ceded reinsurance recoverable, ranges from a low of $607.3 million to a high of $700.6 million. The Company’s financial statement loss and LAE reserves, based on Management’s best estimate, was established at $678.3 million for year end 2002. Management calculates its estimate independently from those amounts as calculated by the Company’s actuaries and, therefore, the final results are most often not the same. Management estimates its amounts primarily by reviewing historical loss and LAE data, focusing mainly on payment data. It also reviews and compares most recent loss frequency, severity and payment data to historical trends in an attempt to determine if patterns are remaining consistent or not.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note E — Unpaid Losses and Loss Adjustment Expenses (LAE) (continued)

Management attempts to establish its reserve estimate as close to the amount required for the ultimate future payments necessary to settle all losses. The accuracy of this estimate is reflected by the line noted above entitled “decrease in provision for insured events of prior years.”

      The Company’s loss and LAE reserves reflect its share of the aggregate CAR loss and LAE reserves of the Company and the 34 other writers of automobile insurance in Massachusetts that participate in CAR (“Servicing Carriers”). The Company is a defendant in various legal actions arising from the normal course of its business. These proceedings are considered to be ordinary to operations or without foundation in fact. Management is of the opinion that these actions will not have a materially adverse effect on the consolidated financial statements of the Company. Also, a purported class action lawsuit is pending in the Massachusetts State Supreme Judicial Court against Commerce. (See NOTE S — Legal Proceedings)

Note F — Reinsurance Activity

      The Company has reinsurance contracts for casualty and catastrophe coverages. These reinsurance arrangements minimize the Company’s losses arising from large risks and protect the Company against numerous losses from a single occurrence or event. The Company also has a quota share reinsurance contract on its other than automobile business.

Property, Catastrophe and Quota Share Reinsurance

      The Company maintains a 75% quota share reinsurance program, covering all non-automobile property and liability business, except umbrella policies. The program is split among Munich American Re-Insurance Company, Employers Reinsurance Corporation, Hartford Fire Insurance Company and Swiss Reinsurance America Corporation. The maximum per occurrence dollar recovery is equal to 250% of the net premiums ceded to the quota share arrangement in a contract year. The maximum aggregate per year dollar recovery under the quota share contract is equal to 350% of the net premium ceded to the quota share arrangement in a contract year. A sliding scale commission, based on loss ratio, is utilized under this program. This program provides the Company with sufficient protection for catastrophe coverage so as to enable the Company to forego pure catastrophe reinsurance coverage, which was previously tailored in conjunction with the former quota share arrangement.

      Effective July 1, 2002, the Company amended its quota share reinsurance program in the event of terrorist acts. The maximum reimbursement to the Company from its quota share reinsurers will be limited to $50,000 in the event of certain defined terrorist acts. The Company believes its exposure to terrorist acts to be very limited based upon the types of coverage offered by the Company and its exposure above the limit to be extremely remote. The Company’s main area of business is in the personal lines market and it has very minimal single retained exposure in excess of $1,000.

      The table below provides information depicting the approximate recovery under the quota share contract (described below) at various loss scenarios, if a single catastrophe were to strike:

		Net Loss
	Reinsurance	Retained by
Total Loss	Recovery	the Company

$50,000	$37,500	$12,500
100,000	65,000	35,000
150,000	90,000	60,000
200,000	115,000	85,000
250,000	152,500	97,500

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F — Reinsurance Activity (continued)

      Under the above scenario and based on the business subject to the quota share reinsurance contract for 2002, the Company has no reinsurance recoveries for a single event catastrophe in excess of a total loss of approximately $262.0 million. The level of reinsurance protection increases (decreases) when the company cedes more (less) premium to the reinsurers. The Company’s estimated total losses on its other than automobile business for 100 and 250-year hurricanes (including American Commerce) are approximately $173.5 million and $291.2 million, respectively. The Company estimates were derived through the services of Swiss Reinsurance America Corporation (rated A++ by A.M. Best), which utilized the RMS (Risk Management Solutions) risk assessment system. Most property and casualty insurance companies establish their catastrophe reinsurance programs up to the 100 year storm estimate.

      Written premiums ceded in 2002, 2001 and 2000 under the above referenced program were $98.0 million, $78.6 million and $69.4 million, respectively. The 24.7% increase in written premiums ceded in 2002 versus 2001 in this program was primarily the result of a $14,380 or 19.6% increase in Massachusetts homeowner direct written premium, coupled with a $8,666 or 46.3% increase in direct homeowner writings in states other than Massachusetts, as previously mentioned. Ceding commission income is calculated on a ceded earned premium basis.

Casualty Reinsurance

      Casualty reinsurance is on an excess of loss basis for any one event or occurrence with a maximum recovery of $9.0 million over a net retention of $1.0 million. This coverage is placed with Swiss Reinsurance America Corporation (rated A++ by A.M. Best).

      Personal and commercial liability umbrella policies are reinsured on a 95% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $5.0 million for policies with underlying automobile coverage of $250/$500 or more. The Company also has personal liability umbrella reinsurance coverage for policies with underlying automobile coverage of $100/$300, on a 65% quota share basis in regard to limits up to $1.0 million and 100% quota share basis for limits in excess of $1.0 million but not exceeding $3.0 million. The personal liability coverage was placed with Munich American Re-Insurance Company (rated A+ by A.M. Best) through year end 2002. Effective January 1, 2003, the Company entered into a 95% Personal Umbrella quota share agreement with Employers Reinsurance Corporation (rated A+ by A.M. Best). Through July 15, 2002 the Company’s commercial liability umbrella policies were placed with Munich American Re-Insurance Company. On July 15, 2002 the Company entered into a 95% Commercial Umbrella quota share agreement with Employers Reinsurance Corporation.

      Earned premiums and losses and loss adjustment expenses are stated in the accompanying consolidated financial statements after deductions for ceded reinsurance. Those deductions for reinsurance other than CAR are as follows:

	Years Ended December 31,

	2002	2001	2000

Income Statement
Written premiums ceded	$101,913	$81,827	$76,946
Earned premiums ceded	90,075	77,226	73,354
Losses and loss adjustment expenses ceded	47,658	40,514	30,797
Balance Sheet
Unpaid losses and loss adjustment expenses	43,380	32,101	28,491
Unearned premiums	55,023	42,258	36,828

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F — Reinsurance Activity (continued)

      The Company, as primary insurer, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

      Effective July 1, 2002, Commerce entered into a retrocessional reinsurance agreement with one of its quota share reinsurers who maintained a one third participation in Commerce’s 75% quota share treaty. For a premium paid to Commerce, Commerce will indemnify the reinsurer if the reinsurer incurs a loss for a single event or occurrence over a certain threshold. Losses assumed by the reinsurer must first exceed $15,000 before a reimbursement will be made, by Commerce, to the reinsurer. Commerce’s exposure to the reinsurer under this agreement is for a maximum of $35,000. The threshold translates into a $60,000 total loss event or occurrence to Commerce, $15,000 of which represents the reinsurers 25% portion of the quota share treaty, before the reinsurer would receive any benefit.

Commonwealth Automobile Reinsurers (“CAR”)

      CAR, a state-mandated reinsurance mechanism, enables the Company and the other Servicing Carriers to reinsure any automobile risk that the insurer perceives to be under-priced at the premium level permitted by the Commissioner. Servicing Carriers, who are responsible for over 99.0% of total direct premiums written for personal automobile insurance in Massachusetts, are required to offer automobile insurance coverage to all eligible applicants pursuant to “take-all-comers” regulations, but may reinsure business with CAR.

      Since its inception, CAR has annually generated multi-million dollar underwriting losses, primarily in the personal automobile pool. The Company is required to share in the underwriting results of CAR business for its respective product lines. Under current regulations, the Company’s share of the CAR personal or commercial deficit is based upon its market share for retained automobile risks for the particular pool, adjusted by a “utilization” concept, such that, in general, the Company is disproportionately and adversely affected if its relative use of CAR reinsurance exceeds that of the industry, and favorably affected if its relative use of CAR reinsurance is less than that of the industry. For personal automobile writers, companies can reduce their participation ratio by writing credit eligible business voluntarily. Companies are provided credits against their participation ratio for writing those classes and territories of business that are purposefully under-priced in the Massachusetts rate setting process. The Company’s strategy has been to maintain above average voluntary retention levels, as well as to voluntarily retain private passenger automobile business that receives credits. This favorably impacts the Company’s participation ratio compared to its market share, but adversely impacts its voluntary loss ratio. During 2002, 2001 and 2000, the Company’s net participation in the CAR personal automobile pool approximated 17.8%, 16.8% and 16.9%, respectively, as reported by CAR, compared to the Company’s estimated market share in those years of 25.9%, 23.2% and 22.3%.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F — Reinsurance Activity (continued)

      Written premiums, earned premiums, losses and LAE incurred, underwriting expenses incurred and the liabilities for unearned premiums, unpaid losses and LAE ceded to and assumed from CAR were as follows:

	Years Ended December 31,

	2002		2001		2000

	Ceded	Assumed	Ceded	Assumed	Ceded	Assumed

Income Statement
Written premiums	$88,198	$96,269	$70,973	$79,360	$67,451	$81,659
Earned premiums	80,241	90,594	72,648	80,176	69,120	81,300
Losses and LAE incurred	114,578	128,071	80,053	108,353	67,987	109,788
Underwriting expenses	—	31,047	—	28,270	—	28,753
Balance Sheet
Unearned premiums	52,374	47,374	44,399	41,699	44,791	42,515
Unpaid losses and LAE	112,102	115,566	87,271	105,092	89,350	106,787

      The Company pays to CAR all of the premiums generated by the policies it has ceded and CAR reimburses the Company for all losses incurred on account of ceded policies. In addition, the Company receives a fee for servicing ceded policies based on the expense structure established by CAR. For the years ended December 31, 2002, 2001 and 2000, these servicing fees amounted to $18,668, $17,161 and $16,783, respectively.

      The Company presents assets and liabilities gross of reinsurance. The Residual Market Receivable represents the gross amount of reinsurance recoverable from CAR including unpaid losses, unearned premiums, paid losses recoverable and unpaid ceded and assumed premiums.

      The current CAR utilization-based participation ratio has been in place for the personal automobile market since 1994. During 2002, 2001 and 2000 the Company’s amount of personal automobile exposures it reinsured through CAR approximated 4.9% for each year, as compared to industry averages of 7.5%, 7.7% and 8.4%, respectively.

      Member companies of CAR have joint and several liabilities for the obligations of CAR. If one member of CAR fails to pay its assessments, the remaining members of CAR will be required to pay the pro-rata share of the member who fails to pay their obligations. At the present time, the Company is not aware of any CAR member company who has failed to meet their obligations.

      In a letter to the Massachusetts Insurance Commissioner (the “Commissioner”) dated June 25, 2002, the Massachusetts Attorney General reported that, based on his examination of available information, he “believes that the CAR plan for providing access to insurance in the residual market does not comply with the CAR enabling statute, and must be changed to produce a fair and equitable market.” The Attorney General’s letter describes several factors that he believes support his findings and which he believes should be corrected in order to comply with Massachusetts law governing CAR. The Attorney General’s letter calls on the Commissioner to work with him to address these issues. It is uncertain whether and to what extent the issues raised by the Attorney General will be addressed by the Commissioner. We cannot be certain whether changes, if any, would have a material impact on the Company.

Note G — Income Taxes

      The Company and its subsidiaries file a consolidated federal income tax return.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note G — Income Taxes (continued)

      The federal income tax expense (benefit) consisted of the following:

	Years Ended December 31,

	2002	2001	2000

	(Restated)
Current	$32,956	$28,571	$32,849
Deferred	(15,893)	(10,179)	5,457

	$17,063	$18,392	$38,306

      Deferred taxes arise from temporary differences in the basis of assets and liabilities for tax and financial statement purposes. The sources of these differences and the related tax effects of the activities that occurred consisted of the following:

	Years Ended December 31,

	2002	2001	2000

	(Restated)
Unearned premiums	$(7,207)	$(2,473)	$(3,791)
Discounting of loss reserves	(3,297)	760	(332)
Deferred policy acquisition costs	7,589	1,839	4,482
Salvage and subrogation recoverable	357	32	(67)
Tax depreciation in excess of book depreciation	(106)	109	311
Investment writedowns	(9,546)	(751)	—
Valuation allowance	3,936	—	—
Equity in earnings (losses) of preferred stock mutual funds	(5,591)	1,559	6,060
Equity in losses of venture capital fund investments	1,856	(3,342)	—
Employee stock option expense	(713)	(4,801)	—
Deferred income	(4,040)	(2,550)	(891)
Other	869	(561)	(315)

Deferred income tax (benefits)	(15,893)	(10,179)	5,457
Other comprehensive income	6,960	425	20,084

Change in deferred tax asset	$(8,933)	$(9,754)	$25,541

      Realization of a deferred tax asset is dependent on generating sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets except for the $3,936 in tax asset related to realized investment losses will be realized. SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2002, a valuation allowance of $3,936 was recorded representing the tax effect related to realized investment losses that may not be recoverable due to the uncertainties as to the amount of realized investment gains that may be available in the future. The amount of the deferred tax asset considered realizable, however, could be increased (reduced) in the near term if estimates of future taxable income or unrealized gains are increased (reduced).

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note G — Income Taxes (continued)

      Deferred tax liabilities (assets) were comprised of the following at December 31, 2002 and 2001:

	2002	2001

		(Restated)
Unearned premiums	$(41,113)	$(33,906)
Discounting of loss reserves	(24,147)	(20,850)
Equity in losses of preferred stock mutual funds	(7,847)	(2,256)
Equity in losses of venture capital fund investments	(1,486)	(3,342)
Employee stock option expense	(5,514)	(4,801)
Investment writedowns	(10,297)	(751)
Deferred income	(8,916)	(4,876)
Other	(3,028)	(3,484)

	(102,348)	(74,266)
Valuation allowance	3,936	—

Deferred tax assets	(98,412)	(74,266)

Deferred policy acquisition costs	48,384	40,795
Salvage and subrogation recoverable	2,466	2,109
Tax depreciation in excess of book depreciation	2,051	2,157
Net accumulated comprehensive income	13,603	6,643
Other	1,180	767

Deferred tax liabilities	67,684	52,471

Net deferred tax asset	$(30,728)	$(21,795)

      Federal income tax on income is less than the amount computed by applying the statutory rate of 35% for the years ended 2002, 2001 and 2000 for the following reasons:

	Years Ended December 31,

	2002		2001		2000

	(Restated)
Tax at statutory rate	$18,220	35.0%	$37,724	35.0%	$59,523	35.0%
Tax exempt interest	(5,556)	(10.7)	(7,123)	(6.6)	(8,314)	(4.9)
Dividends paid to ESOP participants	(844)	(1.6)	(848)	(0.8)	(899)	(0.5)
Dividends received deduction	(9,100)	(17.5)	(7,510)	(7.0)	(8,123)	(4.8)
Valuation allowance	3,936	7.6	—	—	—	—
Realized losses ineligible for tax deduction	10,874	20.9	—	—	—	—
Amortization of excess of book value of subsidiary interest over cost	—	—	(1,186)	(1.1)	(1,186)	(0.7)
Amortization of preferred stock mutual fund negative goodwill	—	—	(1,043)	(0.9)	(3,242)	(1.9)
Other	(467)	(0.9)	(1,622)	(1.5)	547	0.3

Tax at effective rate	$17,063	32.8%	$18,392	17.1%	$38,306	22.5%

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note H — Related-Party Transactions

      The Company has made loans to insurance agencies with which Commerce transacts business on a regular basis. At December 31, 2002, eleven loans with an aggregate outstanding principal balance of $2,847, were collateralized by the assets of the agencies, and in addition, one loan with an outstanding balance of $298 was collateralized by real estate as the primary collateral and the assets of the agency as secondary collateral. There were no loans to insurance agencies collateralized solely by real estate. At December 31, 2001, eleven loans with an aggregate outstanding balance of $3,143 were collateralized by the assets of the agencies, and in addition, one loan with an outstanding balance of $313 was collateralized by real estate as the primary collateral and the assets of the agency as secondary collateral.

      A Senior Vice President of Commerce has one mortgage loan outstanding (6 1/4% interest rate) with the Company with a principal balance of $22 and $25 at December 31, 2002 and 2001, respectively. This loan was made in the ordinary course of the Company’s mortgage business, on the same terms as similar mortgage transactions with non-related persons, does not involve other than normal risk of collectibility or contain other favorable features, and there have been no changes to the loan terms since the loan was originated. In March of 2003 this loan was paid-off.

      The immediate family of Raymond J. Lauring, a Director of the Company, owns more than a 10% equity interest in Lauring Construction Company. Mr. Lauring has no ownership interest in Lauring Construction Company. During 2002, Lauring Construction Company provided construction and construction management services in connection with a contract for the estimated $13 million renovation of a 130,000 square foot building purchased by the Company. Terms of the contract provide for a fixed fee of $650 for supervision of management of the project. Total payments on the supervision and management services portion of the contract in 2002 were $275. Payments to Lauring Construction Company in 2002 for actual materials used and construction work performed on this project were $2,308, and payments for other work unrelated to the project were $33.

Note I — Employee Stock Ownership Plan and 401(k) Plan

      The Company offers an Employee Stock Ownership Plan (“ESOP”) and 401(k) Plan for the benefit of substantially all employees, including those of the Company’s subsidiaries. The ESOP is noncontributory on the part of Participants and contributions are made at the discretion of the Board of Directors. The Company is under no obligation to make contributions or maintain the ESOP for any length of time, and may completely discontinue or terminate the ESOP at any time without liability. Contributions by the Company and subsidiaries to the ESOP for the years ended December 31, 2002, 2001 and 2000 were $8,070, $7,502 and $5,702, respectively. The increase from 2002 to 2001 was primarily due to an increase in employees. The increase in the contribution in 2001 over 2000 was primarily due to the inclusion of American Commerce employees into the Plan. The ESOP held 2,921,033 and 2,989,046 shares of the Company’s common stock at December 31, 2002 and 2001, respectively. ESOP Participants who are current employees of the Company or its subsidiaries and who are 100% vested in their ESOP accounts can annually elect to transfer out of the ESOP up to 100% of their allocated Company stock in the form of an eligible rollover distribution into another eligible retirement plan, such as a qualified individual retirement arrangement. Approximately 2,159,000 shares owned by Participants in the ESOP at December 31, 2002 are allocated to the ESOP accounts of these individuals. ESOP Participants who are former employees of the Company may generally elect to withdraw from the ESOP the total amount of shares allocated to their accounts at any time. Approximately 557,000 shares held by the ESOP at December 31, 2002 are allocated to the ESOP accounts of these individuals. The remaining approximately 205,000 shares held by the ESOP at December 31, 2002 are allocated to the ESOP accounts of Participants who have not yet reached 100% vesting in their account balances. These shares had a fair value, based on the Company’s closing stock price at December 31, 2002 of

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note I — Employee Stock Ownership Plan and 401(k) Plan (continued)

$37.49 per share totaling $7,685. Disposition of these unvested shares is restricted under the ESOP. The Company pays for administration of the ESOP.

      The 401(k) Plan, implemented in September 1998, enables eligible employees to contribute up to 60% of eligible compensation on a pre-tax basis up to the annual maximum limits under federal tax law. The Company incurs no expenses in the form of matching contributions but does pay for administration of the Plan. In 2003 the 401(k) was merged in the ESOP.

Note J —	American Commerce Pension and Post-Retirement Benefits

      Effective June 1, 2000, the Directors of American Commerce voted to terminate the American Commerce noncontributory defined benefit pension plan (the “pension plan”) and transition on January 1, 2001 to the ESOP. The payment of the termination liability to participants from previously funded assets of the pension plan amounted to $4,558 in 2000. The Company has no further obligations under this terminated pension plan.

      Effective January 1, 2001, the Directors of American Commerce voted to merge the 401(k) Plan with the Company’s Plan. Previously, American Commerce maintained a separate 401(k) Plan for the benefit of substantially all of its employees. American Commerce matched 50% of all employee contributions up to 6% of pay. Both American Commerce and its employees shared in administration expenses of the plan. American Commerce did not contribute to the plan in 2002 and 2001 due to the aforementioned merger. American Commerce contributed $181 to the plan in 2000.

      Effective May 1, 2002, the Directors of American Commerce voted to terminate that portion of the American Commerce noncontributory post-retirement benefit plan (the “post-retirement plan”) applicable to future retirees. The post-retirement plan provides benefits for retirees that include medical, dental and life insurance coverages. Retirees at May 1, 2002 and employees who retired prior to that date remained eligible for post-retirement benefits. Dental coverage ceases at age 65 and life insurance coverage decreases based upon the age of the participant until the attainment of age 70 and thereafter. Participants’ spouses are also covered under the post-retirement plan. The cost of post-retirement medical, dental and life insurance benefits was accrued over the active service periods of employees to the date they attained full eligibility for such benefits. It is the policy of American Commerce to pay for post-retirement benefits as incurred.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note J —	American Commerce Pension and Post-Retirement Benefits (continued)

      The following table shows, as of December 31, 2002 and 2001, the American Commerce post-retirement benefit plan funded status reconciled with amounts reported in the consolidated balance sheet and the assumptions used in determining the actuarial present value of the benefit obligation:

	2002	2001

Plan assets at fair value	$—	$—

Accumulated benefit obligation:
Retirees	1,492	1,448
Active participants, fully eligible	—	790
Active participants, not eligible	—	1,812

Projected benefit obligation	1,492	4,050

Unfunded status of plan	(1,492)	(4,050)
Unrecognized prior service costs	—	(17)
Unrecognized net transition obligation	—	1,087
Unrecognized net gain	—	(641)

Accrued benefit cost	$(1,492)	$(3,621)

Assumptions:
Weighted average discount rate	7.0%	7.0%

      Net periodic cost of the American Commerce post-retirement benefit plan for the periods ended December 31, 2002, 2001 and 2000 includes the following components:

	2002	2001	2000

Service cost-benefits earned	$63	$250	$246
Interest cost on projected benefit obligations	131	248	265
Actual return on plan assets	—	—	—
Amortization of unrecognized net transition obligation	1,087	99	99
Amortization of unrecognized prior service cost	(17)	(3)	(3)
Amortization of unrecognized gain	(3,310)	(25)	—
Net asset loss deferred for later recognition	—	—	—

Net periodic cost (benefit)	$(2,046)	$569	$607

      The assumed health care cost trend rate for 2002 was 8.0% and 7.0% for medical and dental, respectively. These rates grade down until the final trend rates of 6.0% and 5.0% for medical and dental, respectively, are reached in 2010. A one percentage point increase in the assumed health and dental cost trend rates increases the sum of the service and interest costs components of the 2002, 2001 and 2000 periodic post-retirement benefit cost by 16.9%, 16.3% and 20.4% respectively, and the accumulated post-retirement benefit obligation as of December 31, 2002, 2001 and 2000 by 10.9%, 16.6% and 17.7%, respectively.

Note K —	Directors’ Retirement Compensation Plan

      During 2000, the Company’s Directors approved a Directors’ Retirement Compensation Plan (the “Retirement Plan”). The Retirement Plan becomes effective for each Company Director upon terminating service on the Company’s Board of Directors (the “Board”) providing that such termination was not made

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note K —	Directors’ Retirement Compensation Plan (continued)

under conditions adverse to the Company’s interest. Effective with the annual meeting wherein the Director is not reappointed to the Board, and provided benefits are not paid until such time as the Director has attained the age of 65, the Company will pay an annual retirement benefit equal to 50% of the average annual total compensation of the Director for the immediately preceding three full years (“the three year average compensation”). The annual retirement benefit of 50% of the three year average compensation vests at the rate of 4.0% for each year of Board (or subsidiary) service up to a maximum of 100% vesting through termination of service. Payments continue for a maximum of ten years over the remaining life of the terminated Director, or his or her then spouse, if the Director pre-deceases the spouse. No payments are to be made after the death of the Director and spouse. Expenses related to the Retirement Plan in 2002, 2001 and 2000 amounted to $117, $178 and $2,364, respectively. A total of $36, $19 and $19 was paid under the Retirement Plan in 2002, 2001 and 2000.

Note L —	Stockholders’ Equity

Book Value Awards, Stock Appreciation Rights and Stock Options Program

      During 2002, the Company’s stockholders approved the Amended and Restated Incentive Compensation Plan (“the Incentive Compensation Plan”) which provides for the award of incentive stock options, non-qualified stock options, book value awards, stock appreciation rights, restricted stock and performance stock units. Up to 5,000,000 shares of common stock (subject to increase for anti-dilution adjustments) may be issued under the Incentive Compensation Plan, including shares that may be issued pursuant to awards of restricted stock or upon the exercise of common stock equivalent awards such as stock options and stock appreciation rights payable in the form of common stock (not in the form of cash). At the discretion of the compensation committee all directors, officers and other senior management employees of the Company or any of its subsidiaries are eligible to participate in this Incentive Compensation Plan.

      Book value awards issued relating to the Incentive Compensation Plan totaled 1,268,784, 474,541 and 496,685 in 2002, 2001 and 2000, respectively. Expenses relating to book value awards were $1,700, $1,577 and $3,081 in 2002, 2001 and 2000, respectively. Grants under the SAR plan ceased after 1998 and were replaced with the stock option program. No SARs were outstanding at December 31, 2002. No expenses relating to stock appreciation rights were incurred in 2002 and 2001. Expenses relating to stock appreciation rights were $760 in 2000. The outstanding book value awards entitle the holders to cash payments based upon the extent to which, if at all, the per share book value exceeds certain thresholds set at the time the award was granted.

      Employee stock options (“options”) granted during 2001, 2000 and 1999 relating to the Incentive Compensation Plan totaled 1,184,343, 644,520 and 700,179, respectively, including the issuance of options previously terminated. No options were granted in 2002. The outstanding options entitle the recipient to purchase the Company’s common stock based upon the extent to which, if at all, the per share market value of the common stock exceeds certain thresholds set at the time the option was granted. Unexercised options terminate not later than eight years after the date of grant.

      Aggregate liabilities for the combined programs were $10,926 and $10,256 at December 31, 2002 and 2001, respectively.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L —	Stockholders’ Equity (continued)

      The following is a summary of the changes in options outstanding under the Incentive Compensation Plan for the three years ended December 31, 2002:

		Weighted
		Average
	Shares	Exercise Price

Options outstanding at January 1, 2000.	700,179	$33.06
Granted April 5, 2000.	644,520	31.59
Terminated	(5,888)	32.81

Options outstanding at December 31, 2000	1,338,811	32.35
Granted April 6, 2001.	1,184,343	30.80
Terminated	(80,818)	34.74

Options outstanding at December 31, 2001	2,442,336	31.52
Exercised	(281,627)	32.81

Options outstanding at December 31, 2002	2,160,709	$31.35

      At December 31, 2002, 2,557,664 shares of common stock may be awarded in the future under the Incentive Compensation Plan approved by the Company’s stockholders in May, 2002. Under the Management Incentive Plan approved by the Company’s stockholders in May, 1994, 57,664 shares of common stock were available to be awarded in the future at December 31, 2001.

      Only the options granted in 1999 were exercisable at December 31, 2002. At December 31, 2002, the Company adopted variable accounting treatment of employee stock options granted in 1999 and 2000 in accordance with APB Opinion 25 and related interpretations. The impact of the restatement for the year ended 2001 resulted in a decrease to net earnings of $2,840 or $0.08 per diluted share. Expenses related for the options granted in 1999 and 2000 were $2,149 in 2002.

      The Company continues to comply with APB Opinion 25 and related interpretations in applying fixed accounting for the employee stock options granted in 2001. Under the provisions of APB Opinion 25, no expense was recognized for these options in 2002 or 2001. In compliance with SFAS No. 123, the Company has elected to provide pro-forma disclosure. Had the Company recognized such expense, the Company’s net earnings and earnings per share would have approximated the pro-forma amounts indicated below for the years since issuance:

	2002	2001

		(Restated)
Net earnings:
As reported	$46,755	$90,253
Pro-forma	$45,326	$89,181
Basic earnings per share:
As reported	$1.43	$2.69
Pro-forma	$1.38	$2.65
Diluted earnings per share:
As reported	$1.42	$2.67
Pro-forma	$1.37	$2.64

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L —	Stockholders’ Equity (continued)

      The fair value of employee options granted in 2001 was estimated on the date of grant, using the Black-Scholes option-pricing model. The weighted average fair value and related assumptions were:

Weighted average fair value	$5.57
Dividend yield	3.5%
Expected volatility	29.5%
Risk free interest rate	2.7%
Expected option life in years	3.5%

      Additionally, the Company granted 475,000 and 250,000 options to certain agents (“agents’ options”) of American Commerce (the “American Commerce Agents’ Plan”) in 2002 and 2001, respectively. The right of the recipient to exercise these agents’ options is contingent upon the average volume of other-than-Massachusetts private passenger automobile and homeowners direct written premiums placed and maintained with American Commerce for a five year period specified in the agents’ option agreement. If qualified, the recipient may purchase the Company’s common stock at the exercise price for a period of five years beginning five years after the date of the grant (“the confirmation date”). Unexercised agents’ options terminate not later than ten years after the date of the grant (“the expiration date”). In conjunction with meeting specified premium growth levels over the term of the agents’ options, the Company provided “put rights” to the holders of the agents’ options granted in 1999. These put rights permit the agents’ option holders to require the Company to purchase the agents’ options at the difference between $40.00 less the exercise price, at any time from and after the confirmation date through and including the expiration date. Expenses related to these options, determined in accordance with the fair value accounting provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” amounted to $1,543 in 2002, $2,862 in 2001 and $1,307 in 2000. The American Commerce Agent’s Plan has not been approved and is not required to be approved by the Company’s stockholders.

      The following is a summary of the changes in agents’ options outstanding under the American Commerce Agents’ Plan:

		Weighted
		Average
	Shares	Exercise Price

Agents’ options outstanding at January 1, 2000.	1,872,380	$36.32
Granted	—	—

Agents’ options outstanding at December 31, 2000	1,872,380	36.32
Granted	250,000	41.97

Agents’ options outstanding at December 31, 2001	2,122,380	36.99
Granted	475,000	49.50

Agents’ options outstanding at December 31, 2002	2,597,380	$39.27

      No agents’ options were exercisable at December 31, 2002, 2001, and 2000.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L —	Stockholders’ Equity (continued)

      The fair value of each agents’ option granted under the American Commerce Agents’ Plan was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	December 31,

	2002	2001

Dividend yield	3.53%	3.16%
Expected volatility	29.50%	28.30%
Risk-free interest rate	2.71%	4.04%
Expected option life in years	7	7

      The estimated weighted average fair value per share of the agents’ options under the American Commerce Agents’ Plan was $5.03, $5.63 and $4.48 at December 31, 2002, 2001 and 2000, respectively.

Note M — Net Capital Requirements

      The insurance companies included in the consolidated financial statements are subject to the financial capacity guidelines established by their respective state Divisions of Insurance. Every Massachusetts insurance company seeking to make any dividend or other distributions to its stockholders may, within certain limitations, pay such dividends and then file a report with the Commissioner. Dividends in excess of these limitations are called extraordinary dividends. An extraordinary dividend is any dividend or other property, whose fair value together with other dividends or distributions made within the preceding twelve months exceeds the greater of ten percent of the insurer’s surplus as regards policyholders as of the end of the preceding year, or the net income of a non-life insurance company for the preceding year. No pro-rata distribution of any class of the insurer’s own securities is to be included. No Massachusetts insurance company shall pay an extraordinary dividend or other extraordinary distribution until thirty days after the Commissioner has received notice of the intended distribution and has not objected. No extraordinary dividends were paid in 2002, 2001 and 2000. California and Ohio have similar regulations. No extraordinary dividend was paid by American Commerce in 2002, 2001 and 2000 and no dividends were paid by Commerce West since its acquisition.

      To the extent Commerce and Citation are restricted from paying dividends to CHI, CHI will be limited in its ability to pay dividends to the Company. On this basis, the Company’s ability to pay dividends to its stockholders is limited. During 2002, Commerce and Citation paid $60,850 and $10,714 in dividends, respectively to CHI; CHI then paid $71,505 to the Company in March 2002. During 2001, Commerce and Citation paid $55,200 and $10,868 in dividends, respectively, to CHI; CHI then paid $65,835 to the Company in March 2001. Commerce West did not pay dividends on their common stock in 2002 and 2001. American Commerce did not pay dividends in 2002 but paid ACIC Holding Co., Inc. a dividend of $9,281 in 2001. ACIC Holding Co., Inc. did not pay dividends in 2002 but paid Commerce dividends of $9,582 in 2001, on its outstanding preferred stock.

      The Board of Directors of the Company voted to declare four quarterly dividends to stockholders of record totaling $1.23 per share and $1.19 per share in 2002 and 2001, respectively. On May 19, 2002, the Board voted to increase the quarterly stockholder dividend from $0.30 to $0.31 per share to stockholders of record as of June 4, 2002. Prior to that declaration, the Company paid quarterly dividends of $0.30 per share dating back to May 21, 2001 when the Board voted to increase the dividend from $0.29 to $0.30 per share.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note N — Statutory Balances

      Following is a GAAP to Statutory reconciliation for both earnings and policyholders surplus for the combined operations of Commerce, Citation, Commerce West and American Commerce:

	2002		2001		2000

	Earnings	Equity	Earnings	Equity	Earnings	Equity

	(Restated)
GAAP	$49,433	$776,512	$94,358	$785,772	$136,425	$756,922

Deferred income taxes (benefits)	(15,793)	38,661	(5,540)	34,518	6,077	(9,227)
Deferred acquisition costs	(21,684)	(138,242)	(5,252)	(116,557)	(12,805)	(111,305)
Bonds-book versus market	—	(20,785)	—	(11,578)	—	(5,726)
Preferred stock-market versus book	—	(7,149)	—	467	—	1,506
Deferred income	1,380	8,183	(692)	6,802	231	7,493
Deferred service fee income (expense)	(943)	1,821	1,067	2,765	412	1,698
Deferred reinsurance commissions	3,924	18,769	1,560	14,834	1,896	13,276
Statutory reserve over statement reserves	—	(115)	—	(115)	—	(1,042)
Goodwill in subsidiary	166	(3,129)	(290)	1,065	(290)	1,355
Pension and post-retirement benefit	(2,015)	—	55	1,929	(2,072)	1,875
Yield to worst amortization	274	(3,562)	(201)	(3,803)	—	—
Non-admitted assets	—	(8,453)	—	(8,682)	—	(4,308)
Adjustment for non-insurance company subsidiary	(97)	(1,033)	6,014	6,840	6,021	8,324
Equity in earnings (losses) of preferred stock mutual funds reflected in GAAP earnings	44,363	—	(4,583)	—	(26,575)	—
Equity in earnings (losses) of venture capital funds reflected in GAAP earnings Change	4,399	—	9,548	—	—	—
Equity in earnings (losses) of Liquidation Special Trust reflected in GAAP earnings	2,484	—	(2,561)	—	—	—
Change in accounting principle	(11,237)	—	—	—	—	—
Restatement for option accounting	—	—	1,400	1,400	—	—
Other	466	531	135	275	(578)	121

Total Adjustments	5,687	(114,503)	660	(69,840)	(27,683)	(95,960)

Statutory	$55,120	$662,009	$95,018	$715,932	$108,742	$660,962

Note O — Segment Information

      The Company has four reportable segments: (1) property and casualty insurance — Massachusetts; (2) property and casualty insurance — other than Massachusetts; (3) real estate and commercial lending; and, (4) corporate and other. The Company’s property and casualty insurance operations are written through Commerce, Citation, Commerce West, and American Commerce and are marketed to affinity groups, individuals, families and businesses through the Company’s relationships with professional independent insurance agencies. The Company’s real estate and commercial lending operations are a result of insurance

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note O — Segment Information (continued)

companies having the authority to invest in mortgages. The Company’s wholly-owned subsidiary, Bay Finance Company, Inc., originates and services residential and commercial mortgages in Massachusetts and Connecticut. The corporate and other segment represents the remainder of the Company’s activities, including those of the parent company.

      The Company evaluates performance and allocates resources based primarily on the property and casualty insurance segments, which represents over 99% of the Company’s total revenue for the past three years. The accounting policies of the reportable segments are the same as those described in NOTE A — Summary of Significant Accounting Policies.

      Selected information by industry segment for 2002, 2001 and 2000 is summarized as follows:

		Earnings (Losses)
		Before Income
		Taxes, Change in
		Accounting
		Principle, and	Identifiable
	Revenue	Minority Interest	Assets

2002
Property and casualty insurance
Massachusetts	$1,092,396	$72,903	$2,073,853
Other than Massachusetts	161,962	(17,034)	269,091
Real estate and commercial lending	2,737	2,737	27,554
Corporate and other	24	(6,580)	12,190

Consolidated	$1,257,119	$52,026	$2,382,688

2001 (Restated)
Property and casualty insurance
Massachusetts	$1,011,318	$118,657	$1,857,921
Other than Massachusetts	135,483	(6,730)	245,397
Real estate and commercial lending	3,592	3,592	40,483
Corporate and other	3,397	(7,737)	10,830

Consolidated	$1,153,790	$107,782	$2,154,631

2000
Property and casualty insurance
Massachusetts	$969,624	$164,237	$1,780,724
Other than Massachusetts	121,028	7,115	236,240
Real estate and commercial lending	5,407	5,407	52,327
Corporate and other	3,421	(6,693)	6,323

Consolidated	$1,099,480	$170,066	$2,075,614

Note P — Supplement to Consolidated Statements of Cash Flows

      During the years ended December 31, 2002, 2001 and 2000 the Company did not acquire any property through foreclosure of mortgages.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note Q — Insolvency Fund Assessments

Protection Against Insurer Insolvency — Massachusetts

      All of the insurers writing the types of insurance covered by the Massachusetts Insurers Insolvency Fund (“MIIF”) are MIIF members. MIIF is obligated to pay any unpaid claim, up to $300, against an insolvent insurer if the claims existed prior to the declaration of insolvency or arose within 60 days thereafter. MIIF assesses members the amounts it deems necessary to pay both its obligations and the expenses of handling covered claims. Subject to certain limitations, assessments are made in the proportion that each member’s net written premiums for the preceding calendar year for all property and casualty lines of business bore to the corresponding net written premiums for all members for the same period. The statute that established MIIF also provides for the recoupment by insurers of amounts paid to MIIF. Historically, the Commissioner has allowed insurers to recoup the amounts they paid MIIF through rate adjustments.

      From MIIF’s inception, on August 2, 1972 through December 31, 2002, the MIIF has approved assessments totaling $225,071, of which the Company’s share was approximately $20,182. It is anticipated that there will be additional assessments from time to time relating to various insolvencies. By statute, no insurer may be assessed in any year an amount greater than two percent of that insurer’s direct written premiums for the calendar year preceding the assessment. Although the timing and amounts of any such assessments are not known, based on existing knowledge, management is of the opinion that such assessments will not have a material effect on the consolidated financial position of the Company. MIIF assessed the Company $4,496 during 2002 and $3,111 for the year ended December 31, 2001. The assessment for 2002 was the result of six insolvencies. It was primarily the result of the Credit General Insurance Company Insolvency, $1,154, Trust Insurance Company Insolvency, $1,074 and New England Fidelity Insurance Company Insolvency, $1,033. The assessment for 2001 was primarily the result of two insolvencies, The Trust Insurance Company and New England Fidelity Insurance Company, $1,244 and $1,867, respectively. These amounts were offset by refunds for prior year assessments on numerous insurers’ insolvencies.

     Protection Against Insurer Insolvency — Other States

      Commerce West, domiciled in California, is covered by the California Insurance Guarantee Association. American Commerce, domiciled in Ohio, is covered by the Ohio Guarantee Association. Both companies are also covered by similar associations in the states where they do business. These associations operate similarly to the MIIF described earlier. Payments made by American Commerce to the associations that they are covered under were $107 in 2002 and $125 in 2001. No payments were made to these associations for insolvency assessments by Commerce West in 2002 and 2001.

Note R — Commitments

      In 2000, Commerce entered into a Limited Partnership Agreement with Conning Partners VI, L.P., a Delaware Limited Partnership. This partnership agreement required a commitment by the Company to invest up to $50,000 into the partnership. To date the Company has invested $25,056 into the partnership, leaving a balance for funds available for commitment to the partnership of $24,944. The partnership was formed to operate as an investment fund principally for the purpose of making investments primarily in equity, equity-related and other securities issued in expansion financing, start-ups, buy-outs and recapitalization transactions relating to companies in the areas of insurance, financial services, e-commerce, healthcare, and related businesses, including, without limitation, service and technology enterprises supporting such businesses, in order to realize long-term capital returns, all as determined and managed by the General Partner for the benefit of the Partners.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note R — Commitments (continued)

      Also in 2000, Commerce entered into a Limited Partnership Agreement with Distribution Partners Investment Capital, L.P. a Delaware Limited Partnership. This partnership agreement required a commitment by the Company to invest up to $3,500 into the partnership. To date the Company has invested $2,555 into the partnership leaving a balance of $945 for funds still committed. The partnership was formed to operate as an investment fund principally for the purpose of making investments primarily in equity and equity-related securities of companies operating in the area of insurance distribution and distribution related activities, all as determined and managed by the General Partner for the benefit of the Partners.

Note S — Legal Proceedings

      As is common with property and casualty insurance companies, the Company is a defendant in various legal actions arising from the normal course of its business, including claims based on Massachusetts Chapter 176D and Chapter 93A. Similar provisions exist in other states where the Company does business. These proceedings are considered to be ordinary to operations or without foundation in fact. Management is of the opinion that these actions will not have a material adverse effect on the consolidated financial position of the Company.

      The Company previously disclosed that a purported class action lawsuit was pending in Massachusetts state court against The Commerce Insurance Company (“Commerce”). The lawsuit, titled “Elena Given, individually and as a representative of all persons similarly situated v. The Commerce Insurance Company,” alleges damages as a result of the alleged inherent diminished value to vehicles that are involved in accidents. In April 2002, the trial judge in that case entered partial summary judgment for the plaintiff on the issue of whether the Massachusetts automobile policy covers her claim, ruling that the plaintiff would be entitled to reimbursement under the policy if the plaintiff were able both to prove that her vehicle suffered “inherent diminished value” in the accident and to quantify the amount of such diminution in value. Subsequently the Massachusetts Division of Insurance issued an Advisory ruling in which it stated, among other things, its position that the policy does not cover claims for “inherent diminished value.” In July of 2002, the trial judge, stayed the trial and granted the Company’s motion to have the appellate court review the issue of whether the Massachusetts automobile policy provides coverage for inherent diminished value. During the third quarter of 2002, the Company applied for direct appellate review of this issue by the Supreme Judicial Court of Massachusetts (“SJC”), and this application was granted. Another Superior Court judge in Massachusetts ruled, in a similar case brought by the same plaintiff counsel against another insurer, that claims for diminution of value are not covered by the Massachusetts automobile insurance policy. The Company’s and the other insurer’s cases have been paired and oral arguments were heard at the SJC on March 4, 2003. A decision is expected within 120 days of the oral argument. If the SJC agrees with the Given trial judge’s interpretation of the Massachusetts personal automobile insurance policy, then the case will be remanded to the trial court, where the Company would vigorously oppose class certification. No reserve has been established for the potential liability in connection with this case because the Company is unable to estimate the potential exposure of this purported class action lawsuit. However, if there were a final decision certifying that a relatively large class of the Company’s policyholders is entitled to recover damages based upon the inherent diminished value theory, the Company may have to increase materially its loss and loss adjustment expense reserves as a result. Other insurance companies face similar suits in cases outside of Massachusetts.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note T — Quarterly Results of Operations (Unaudited)

      An unaudited summary of the Company’s 2002 and 2001 quarterly performance is as follows:

	First	Second	Third	Fourth
2002	Quarter	Quarter	Quarter	Quarter

	(Restated)	(Restated)	(Restated)
Total revenues	$312,153	$294,788	$327,770	$322,408
Net earnings	33,970	(1,300)	12,628	1,457
Comprehensive income	38,094	8,242	(2,425)	15,714
Net earnings per common share
Basic	1.03	(0.04)	0.39	0.05
Diluted	1.02	(0.04)	0.38	0.06
Cash dividends paid per share	0.30	0.31	0.31	0.31

	First	Second	Third	Fourth
2001	Quarter	Quarter	Quarter	Quarter

	(Restated)
Total revenues	$273,423	$289,290	$294,630	$296,447
Net earnings	14,477	26,348	21,281	28,147
Comprehensive income	8,874	37,656	18,965	25,319
Net earnings per common share
Basic	0.43	0.78	0.63	0.85
Diluted	0.43	0.78	0.63	0.84
Cash dividends paid per share	0.29	0.30	0.30	0.30

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION OF THE SUPPLEMENTAL INFORMATION

ON INSURANCE OPERATIONS
(Thousands of dollars)

      The following tables depict the progress of the insurance operations of the Company over the past fifteen years. For these years of operation, net premiums written amounted to $9,572,056. During this period, the aggregate statutory financial ratios were 70.4% for losses and loss expenses and 25.9% for underwriting expenses resulting in an aggregate combined ratio of 96.3%. Total net investment income amounted to $964,849 or 10.1% of net premiums written. Net realized gains were $7,273. Stockholders’ equity was $46,081 at the beginning of 1988 and $776,512, at the end of 2002, resulting in an average annual increase in excess of 22.0%, excluding dividends. This figure including dividends paid would have been 22.6%. The progress of the insurance operations during the most recent five year period, compared to the two previous five year periods, can best be illustrated by the following comparison:

	5-Year Period

	1998-02	1993-97	1988-92

Direct premiums written	$5,375,919	$3,353,450	$2,029,313
Net premiums written	5,057,933	3,209,105	1,305,018
Net investment income	476,118	353,152	135,579
Net realized gains (losses)	(75,854)	60,240	22,887
Stockholders’ equity at end of period	776,512	612,445	265,616
Statutory Financial Ratios (Unaudited)
Losses and loss expenses to premiums earned	73.2%	67.7%	65.6%
Underwriting expenses to net premiums written	25.0%	26.7%	27.6%

Combined ratio	98.2%	94.4%	93.2%

Increase in Stockholders’ Equity	25.7%	94.1%	210.5%

      The insurance operations of the Company include the operating results of Commerce and Citation, along with Commerce’s subsidiary companies, Commerce West and American Commerce. Citation commenced business in 1981 as a wholly-owned subsidiary of Commerce. On December 31, 1989, the ownership of Citation was transferred to The Commerce Group, Inc. In September 1993, ownership of both Commerce and Citation was transferred from The Commerce Group, Inc. to CHI, a subsidiary of The Commerce Group, Inc. Results of Commerce West are included since its acquisition by Commerce on August 31, 1995. Results of American Commerce are included since its acquisition by Commerce on January 29, 1999. During 2001 certain amounts for years 1996 through 2000 were restated due to the change in accounting for closed-end preferred stock mutual funds to the equity method, reflected as realized gains or losses. During 2002, certain amounts for 2001 were restated. This restatement was the result of applying variable accounting for employee stock options that were previously accounted for on a fixed accounting basis.

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS OF INSURANCE SUBSIDIARIES

December 31,
(Thousands of Dollars)

	2002	2001	2000	1999	1998	1997	1996

		(Restated)
ASSETS
Cash and short-term investments	$169,538	$148,418	$70,392	$22,410	$75,655	$238,685	$140,102
Bonds, at market (at amortized cost prior to 1993)	683,811	626,482	669,935	647,338	619,267	590,597	716,702
Preferred stocks, at market (at amortized cost
prior to 1993)	305,057	248,101	200,083	211,049	197,425	148,499	147,680
Common stocks, at market	99,818	107,458	115,827	77,348	111,482	58,652	63,156
Preferred stock mutual funds	270,616	309,282	337,733	251,135	177,079	123,246	22,727
Mortgage loans on real estate	17,693	26,237	35,340	42,479	46,573	57,425	45,398
Other investments	21,068	18,743	26,802	14,139	7,825	3,783	127
Premium balances receivable	297,470	246,095	230,450	195,047	162,704	169,311	157,673
Investment income receivable	13,903	15,460	18,118	14,531	13,544	12,103	12,655
Residual market receivable	164,476	131,670	134,141	149,620	147,854	169,267	188,943
Reinsurance receivable	98,403	74,359	65,319	51,532	38,984	19,899	21,120
Deferred acquisition costs	138,241	116,557	111,305	98,500	88,759	85,264	82,968
Current income taxes	—	—	—	—	2,773	—	—
Deferred income taxes	24,880	16,550	10,901	37,612	—	—	—
Non-compete agreement	2,129	2,479	2,829	3,179	—	—	—
Real estate, furniture and equipment	50,182	38,764	33,498	27,321	27,885	29,060	26,011

Total assets	$2,357,285	$2,126,655	$2,062,673	$1,843,240	$1,717,809	$1,705,791	$1,625,262

LIABILITIES
Unpaid losses and loss expenses	$804,968	$685,725	$680,502	$670,446	$589,105	$627,291	$653,045
Unearned premiums	687,148	563,456	519,885	457,095	391,424	379,599	367,991
Excess of book value of subsidiary interest over cost	—	5,719	8,431	10,758	—	—	—
Notes payable	—	—	—	—	—	—	—
Deferred income	8,421	7,015	7,703	7,464	6,948	7,271	7,974
Accounts payable, accrued and other liabilities	75,361	75,151	72,333	48,505	70,558	60,332	41,368
Current income taxes	769	3,817	15,829	11,821	—	9,635	2,726
Deferred income taxes	—	—	—	—	4,955	9,218	2,071

Total liabilities	1,576,667	1,340,883	1,304,683	1,206,089	1,062,990	1,093,346	1,075,175

Minority interest	4,106	—	1,068	1,364	—	—	—

STOCKHOLDERS’ EQUITY
Capital stock	3,600	3,600	3,600	3,600	3,620	3,600	3,600
Paid-in capital	45,050	45,050	45,050	45,050	45,050	45,050	45,050
Retained earnings
Balance, January 1	737,122	708,272	587,137	606,149	563,795	501,437	485,725
Net earnings	49,433	94,358	136,425	85,242	95,661	106,718	74,543
Other comprehensive income (loss)	12,871	560	36,490	(47,948)	(1,669)	2,055	6,399
Dividends paid	(71,564)	(66,068)	(51,780)	(56,306)	(51,638)	(46,415)	(65,230)

Balance, December 31	727,862	737,122	708,272	587,137	606,149	563,795	501,437

Total stockholders’ equity	776,512	785,772	756,922	635,787	654,819	612,445	550,087

Total liabilities and stockholders’ equity	$2,357,285	$2,126,655	$2,062,673	$1,843,240	$1,717,809	$1,705,791	$1,625,262

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1995	1994	1993	1992	1991	1990	1989	1988

	ASSETS
Cash and short-term investments	$52,308	$4,560	$12,615	$25,809	$11,190	$38,654	$84,308	$60,885
Bonds, at market (at amortized cost prior to 1993)	815,277	745,010	649,491	505,565	329,935	242,735	153,621	133,867
Preferred stocks, at market (at amortized cost
prior to 1993)	111,220	85,574	80,059	2,261	869	1,010	1,324	1,606
Common stocks, at market	40,359	9,656	47,462	43,545	30,055	4,869	2,900	1,921
Preferred stock mutual funds	—	—	—	—	—	—	—	—
Mortgage loans on real estate	31,404	35,715	42,042	60,697	66,122	56,124	52,244	42,882
Other investments	—	—	—	—	—	—	—	—
Premium balances receivable	126,090	101,529	94,333	67,876	55,510	57,733	56,713	33,727
Investment income receivable	14,440	13,285	10,205	9,710	6,063	4,235	3,093	2,889
Residual market receivable	193,625	207,003	208,156	258,416	260,409	266,440	246,951	184,177
Reinsurance receivable	23,254	18,198	12,868	365	—	—	—	—
Deferred acquisition costs	67,160	59,066	53,647	55,442	33,981	27,273	22,702	15,699
Current income taxes	—	—	—	—	—	—	341	266
Deferred income taxes	2,100	38,180	—	—	883	1,666	—	—
Non-compete agreement	—	—	—	—	—	—	—	—
Real estate, furniture and equipment	24,642	25,246	22,371	23,183	24,163	25,046	23,118	9,684

Total assets	$1,501,879	$1,343,022	$1,233,249	$1,052,869	$819,180	$725,785	$647,315	$487,603

	LIABILITIES
Unpaid losses and loss expenses	$613,649	$585,864	$555,641	$479,790	$422,764	$379,752	$323,020	$256,628
Unearned premiums	330,454	314,719	283,526	264,567	192,785	175,334	174,345	118,079
Excess of book value of subsidiary interest over cost	—	—	—	—	—	—	—	—
Notes payable	—	—	—	—	—	1,662	1,837	2,013
Deferred income	8,954	10,451	7,351	8,384	12,918	20,264	23,689	23,307
Accounts payable, accrued and other liabilities	34,351	43,433	16,564	20,863	7,677	21,065	27,513	19,350
Current income taxes	1,596	10,254	4,867	9,249	5,811	3,542	—	—
Deferred income taxes	—	—	13,669	4,400	—	—	1,623	1,021

Total liabilities	989,004	964,721	881,618	787,253	641,955	601,619	552,027	420,398

Minority interest	—	—	—	—	—	—	—	—

	STOCKHOLDERS’ EQUITY
Capital stock	3,450	3,450	3,450	3,450	3,450	3,450	3,450	2,350
Paid-in capital	23,700	23,700	8,700	8,700	8,700	8,700	8,700	6,500
Retained earnings
Balance, January 1	351,151	339,481	253,466	165,075	112,016	83,138	62,877	37,231
Net earnings	110,450	113,892	79,837	91,980	55,214	32,414	21,966	21,837
Other comprehensive income (loss)	58,919	(77,622)	21,928	9,811	2,545	(86)	645	321
Dividends paid	(34,795)	(24,600)	(15,750)	(13,400)	(4,700)	(3,450)	(2,350)	(1,034)

Balance, December 31	485,725	351,151	339,481	253,466	165,075	112,016	83,138	58,355

Total stockholders’ equity	512,875	378,301	351,631	265,616	177,225	124,166	95,288	67,205

Total liabilities and stockholders’ equity	$1,501,879	$1,343,022	$1,233,249	$1,052,869	$819,180	$725,785	$647,315	$487,603

THE COMMERCE GROUP, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF EARNINGS OF INSURANCE OPERATIONS

Years Ended December 31,
(Thousands of Dollars)

	2002	2001	2000	1999	1998

		(Restated)
Underwriting
Direct premiums written	$1,406,856	$1,152,407	$1,071,649	$948,149	$796,858

Net premiums written	$1,313,014	$1,078,967	$1,008,911	$911,993	$745,048
Increase (decrease) in unearned premiums	102,974	35,315	54,428	40,163	(572)

Earned premiums	1,210,040	1,043,652	954,483	871,830	745,620

Expenses Losses and loss expenses	908,227	777,828	682,805	628,087	533,523
Underwriting expenses	314,150	264,800	251,697	238,458	200,525
(Increase) decrease in deferred acquisition costs	(21,684)	(5,252)	(12,805)	(3,374)	(3,495)

Total expenses	1,200,693	1,037,376	921,697	863,171	730,553

Underwriting income	9,347	6,276	32,786	8,659	15,067
Net investment income	99,611	100,384	96,739	90,028	89,356
Premium finance fees	21,492	17,814	15,221	14,768	13,426
Amortization of excess of book value of subsidiary interest over cost	—	3,389	3,390	3,019	—
Net realized investment gains (losses)	(82,505)	(10,738)	29,380	(16,325)	4,334

Earnings before Federal income taxes, withdrawing companies’ settlements and minority interest	47,945	117,125	177,516	100,149	122,183
Other income Other income	9,500	—	—	—	—
Withdrawing companies’ settlements	—	—	—	—	—

Earnings before Federal income taxes and minority interest	57,445	117,125	177,516	100,149	122,183
Federal income taxes	19,804	23,630	41,411	15,966	26,522

Earnings before cumulative effect of change in accounting principle and minority interest	37,641	93,495	136,105	84,183	95,661
Changes in accounting principle	11,237	—	—	—	—
Minority interest in net loss of subsidiary	555	863	320	1,059	—

NET EARNINGS	$49,433	$94,358	$136,425	$85,242	$95,661

Statutory Financial Ratios (Unaudited)
Losses and loss expenses to premiums earned	75.1%	74.4%	71.7%	72.0%	71.6%
Underwriting expenses to net premiums written	23.6	24.3	25.1	26.5	26.5

Combined ratio	98.7%	98.7%	96.8%	98.5%	98.1%

Underwriting profit	1.3%	1.3%	3.2%	1.5%	1.9%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1997	1996	1995	1994	1993	1992

Underwriting
Direct premiums written	$768,649	$731,823	$626,666	$625,023	$601,289	$525,495

Net premiums written	$741,501	$711,570	$603,421	$589,197	$563,416	$508,847
Increase (decrease) in unearned premiums	11,004	42,854	10,831	17,144	14,856	98,353

Earned premiums	730,497	668,716	592,590	572,053	548,560	410,494

Expenses Losses and loss expenses	521,775	474,173	367,258	369,764	373,243	271,848
Underwriting expenses	185,146	194,873	171,892	162,446	147,290	138,669
(Increase) decrease in deferred acquisition costs	(2,296)	(15,809)	(5,723)	(5,420)	1,796	(21,462)

Total expenses	704,625	653,237	533,427	526,790	522,329	389,055

Underwriting income	25,872	15,479	59,163	45,263	26,231	21,439
Net investment income	89,180	76,978	71,007	63,119	52,868	39,685
Premium finance fees	7,056	9,666	19,246	18,315	16,486	13,734
Amortization of excess of book value of subsidiary interest over cost	—	—	—	—	—	—
Net realized investment gains (losses)	22,318	(7,863)	720	32,025	13,040	12,368

Earnings before Federal income taxes, withdrawing companies’ settlements and minority interest	144,426	94,260	150,136	158,722	108,625	87,226
Other income Other income	—	—	—	—	—	—
Withdrawing companies’ settlements	—	—	—	—	—	43,168

Earnings before Federal income taxes and minority interest	144,426	94,260	150,136	158,722	108,625	130,394
Federal income taxes	37,708	19,717	39,686	44,830	28,788	38,414

Earnings before cumulative effect of change in accounting principle and minority interest	106,718	74,543	110,450	113,892	79,837	91,980
Changes in accounting principle	—	—	—	—	—	—
Minority interest in net loss of subsidiary	—	—	—	—	—	—

NET EARNINGS	$106,718	$74,543	$110,450	$113,892	$79,837	$91,980

Statutory Financial Ratios (Unaudited)
Losses and loss expenses to premiums earned	71.4%	70.9%	62.0%	64.6%	68.0%	66.2%
Underwriting expenses to net premiums written	25.1	27.1	29.0	27.1	25.7	28.1

Combined ratio	96.5%	98.0%	91.0%	91.7%	93.7%	94.3%

Underwriting profit	3.5%	2.0%	9.0%	8.3%	6.3%	5.7%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1991	1990	1989	1988

Underwriting
Direct premiums written	$429,780	$401,077	$366,492	$304,469

Net premiums written	$310,999	$219,936	$140,313	$124,923
Increase (decrease) in unearned premiums	30,193	34,692	12,655	9,678

Earned premiums	280,806	185,244	127,658	115,245

Expenses Losses and loss expenses	173,901	125,219	88,564	80,203
Underwriting expenses	85,655	55,551	44,181	33,115
(Increase) decrease in deferred acquisition costs	(6,708)	(4,571)	(7,003)	(4,801)

Total expenses	252,848	176,199	125,742	108,517

Underwriting income	27,958	9,045	1,916	6,728
Net investment income	32,661	25,978	21,256	15,999
Premium finance fees	11,165	10,074	8,095	4,592
Amortization of excess of book value of subsidiary interest over cost	—	—	—	—
Net realized investment gains (losses)	7,529	74	618	2,298

Earnings before Federal income taxes, withdrawing companies’ settlements and minority interest	79,313	45,171	31,885	29,617
Other income Other income	—	—	—	—
Withdrawing companies’ settlements	—	—	—	—

Earnings before Federal income taxes and minority interest	79,313	45,171	31,885	29,617
Federal income taxes	24,099	12,757	9,919	7,780

Earnings before cumulative effect of change in accounting principle and minority interest	55,214	32,414	21,966	21,837
Changes in accounting principle	—	—	—	—
Minority interest in net loss of subsidiary	—	—	—	—

NET EARNINGS	$55,214	$32,414	$21,966	$21,837

Statutory Financial Ratios (Unaudited)
Losses and loss expenses to premiums earned	61.9%	65.7%	68.0%	69.5%
Underwriting expenses to net premiums written	30.0	26.7	26.3	22.0

Combined ratio	91.9%	92.4%	94.3%	91.5%

Underwriting profit	8.1%	7.6%	5.7%	8.5%

$300,000,000

The Commerce Group, Inc.

              % Senior Notes due

PROSPECTUS

Bear, Stearns & Co. Inc.

Merrill Lynch & Co.

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth an estimate of the fees and expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by The Commerce Group, Inc. (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$24,270
Trustee fees and expenses	10,000
Legal fees and expenses	250,000
Printing fees and expenses	20,000
Accounting fees and expenses	150,000
Rating agency fees	350,000
Miscellaneous fees and expenses	1,730

Total	$806,000

Item 15.	Indemnification of Officers and Directors

      Section 67 of Chapter 156B of the Massachusetts General Laws, which is applicable to the Registrant as a Massachusetts corporation, provides as follows:

“Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve as its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

“No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

“The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

“A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.”

      Article XI of the Registrant’s By-Laws provides for the indemnification of the Registrant’s directors and officers and certain employees and agents to the fullest extent permitted by the Massachusetts Business Corporation Law.

      Under Article VI of the Registrant’s Articles of Organization, the personal liability of a director of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director has been limited to the fullest extent now or hereafter permitted by the Massachusetts Business Corporation Law.

Item 16.	Exhibits

Exhibit
Number	Description of Document

1	Form of Underwriting Agreement*
4.1	Form of Indenture between the Registrant and Wachovia Bank*
4.2	Form of Supplemental Indenture between the Registrant and Wachovia Bank for the Notes (includes form of Notes)*
5.1	Opinion of Nutter, McClennen & Fish, LLP*
5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
12	Statement regarding the computation of ratio of earnings to fixed charges
23.1	Consent of Ernst & Young LLP, independent certified public accountants
23.2	Consent of Nutter, McClennen & Fish, LLP (included in Exhibit 5.1)*
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)*
24	Powers of Attorney (contained on signature page)
25	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wachovia Bank*

*	To be filed by Amendment.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Webster, Commonwealth of Massachusetts, on the 29th day of September, 2003

THE COMMERCE GROUP, INC.

BY:	/s/ ARTHUR J. REMILLARD, JR.

ARTHUR J. REMILLARD, JR.
President, Chief Executive Officer and
Chairman of the Board

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arthur J. Remillard, Jr., Gerald Fels, Randall V. Becker, James A. Ermilio and Michael K. Krebs and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ ARTHUR J. REMILLARD, JR. Arthur J. Remillard, Jr.	President, Chief Executive Officer and Chairman of the Board (principal executive officer)	September 29, 2003

/s/ GERALD FELS Gerald Fels	Executive Vice President, Chief Financial Officer and Director (principal financial officer)	September 29, 2003

/s/ RANDALL V. BECKER Randall V. Becker	Treasurer, Chief Accounting Officer and Director (principal accounting officer)	September 29, 2003

/s/ ARTHUR J. REMILLARD, III Arthur J. Remillard, III	Director	September 29, 2003

/s/ REGAN P. REMILLARD Regan P. Remillard	Director	September 29, 2003

/s/ JOHN W. SPILLANE John W. Spillane	Director	September 29, 2003

/s/ JOSEPH A. BORSKI, JR. Joseph A. Borski, Jr.	Director	September 29, 2003

/s/ ERIC G. BUTLER Eric G. Butler	Director	September 29, 2003

/s/ HENRY J. CAMOSSE Henry J. Camosse	Director	September 29, 2003

/s/ DAVID R. GRENON David R. Grenon	Director	September 29, 2003

/s/ ROBERT W. HARRIS Robert W. Harris	Director	September 29, 2003

/s/ ROBERT S. HOWLAND Robert S. Howland	Director	September 29, 2003

/s/ JOHN J. KUNKEL John J. Kunkel	Director	September 29, 2003

/s/ RAYMOND J. LAURING Raymond J. Lauring	Director	September 29, 2003

/s/ NORMAND R. MAROIS Normand R. Marois	Director	September 29, 2003

/s/ SURYAKANT M. PATEL Suryakant M. Patel	Director	September 29, 2003

/s/ GURBACHAN SINGH Gurbachan Singh	Director	September 29, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

1	Form of Underwriting Agreement*
4.1	Form of Indenture between the Registrant and Wachovia Bank*
4.2	Form of Supplemental Indenture between the Registrant and Wachovia Bank for the Notes (includes form of Notes)*
5.1	Opinion of Nutter, McClennen & Fish, LLP*
5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
12	Statement regarding the computation of ratio of earnings to fixed charges
23.1	Consent of Ernst & Young LLP, independent certified public accountants
23.2	Consent of Nutter, McClennen & Fish, LLP (included in Exhibit 5.1)*
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)*
24	Powers of Attorney (contained on signature page)
25	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wachovia Bank*

*	To be filed by amendment.